IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for June 24, 2005	333-125164
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on June 28, 2005.

CWABS, INC.

By: ______________________
Name: Leon Daniels, Jr.
Title: Vice President

Exhibit Index

Exhibit

99.1 Computational Materials and/or ABS Term Sheets.

99.2 Computational Materials and/or ABS Term Sheets.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2005-7

ABS New Transaction

<u>Computational Materials</u>

$2,138,899,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-7

Countrywide℠
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information regarding the assets herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date: June [21], 2005*

$2,138,899,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-7

Class [(1)]	Principal Amount[(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(4)]	Last Scheduled Distribution Date	Certificate Type
AF-1A[(5)]	$115,383,000.00	0.75 / 0.75	1 - 17 / 1 - 17	AAA/Aaa	Sep 2021	Floating Rate Senior Sequential
AF-1B[(5)]	$115,382,000.00	0.75 / 0.75	1 - 17 / 1 - 17	AAA/Aaa	Sep 2021	Fixed Rate Senior Sequential
AF-2[(5)]	$184,311,000.00	2.00 / 2.00	17 - 32 / 17 - 32	AAA/Aaa	Feb 2029	Fixed Rate Senior Sequential
AF-3[(5)]	$57,564,000.00	3.00 / 3.00	32 - 41 / 32 - 41	AAA/Aaa	Mar 2031	Fixed Rate Senior Sequential
AF-4[(5)]	$122,530,000.00	5.00 / 5.09	5.00 / 5.09	AAA/Aaa	Sep 2034	Fixed Rate Senior Sequential
AF-5[(5)]	$45,004,000.00	7.41 / 12.81	7.41 / 12.81	AAA/Aaa	Oct 2035	Fixed Rate Senior Sequential
AF-6[(5)]	$84,400,000.00	6.27 / 6.73	6.27 / 6.73	AAA/Aaa	Aug 2035	Fixed Rate Senior Lockout
MF-1[(5)]	$24,054,000.00	5.56 / 6.54	5.56 / 6.54	[AA+/Aa1]	Aug 2035	Fixed Rate Mezzanine
MF-2[(5)]	$22,788,000.00	5.56 / 6.51	5.56 / 6.51	[AA/Aa2]	Jul 2035	Fixed Rate Mezzanine
MF-3[(5)]	$14,348,000.00	5.56 / 6.48	5.56 / 6.48	[AA-/Aa3]	Jun 2035	Fixed Rate Mezzanine
MF-4[(5)]	$13,082,000.00	5.56 / 6.44	5.56 / 6.44	[A+/A1]	Jun 2035	Fixed Rate Mezzanine
MF-5[(5)]	$11,394,000.00	5.56 / 6.40	5.56 / 6.40	[A/A2]	May 2035	Fixed Rate Mezzanine
MF-6[(5)]	$9,706,000.00	5.56 / 6.34	5.56 / 6.34	[A-/A3]	Mar 2035	Fixed Rate Mezzanine
MF-7[(5)]	$9,284,000.00	5.56 / 6.27	5.56 / 6.27	[BBB+/Baa1]	Feb 2035	Fixed Rate Mezzanine
MF-8[(5)]	$6,330,000.00	5.56 / 6.16	5.56 / 6.16	[BBB/Baa2]	Dec 2034	Fixed Rate Mezzanine
BF[(5)]	$8,440,000.00	5.56 / 6.00	5.56 / 6.00	[BBB-/Baa3]	Sep 2034	Fixed Rate Subordinate
2-AV-1[(6)]	$463,904,000.00		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Super Senior
2-AV-2[(6)]	$115,976,000.00		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Senior Support
3-AV-1[(7)]	$188,873,000.00	0.80 / 0.80	1 - 18 / 1 - 18	AAA/Aaa	Nov 2025	Floating Rate Senior
3-AV-2[(7)]	$192,326,000.00	2.50 / 2.50	18 - 66 / 18 - 66	AAA/Aaa	Jun 2034	Floating Rate Senior
3-AV-3[(7)]	$35,399,000.00	6.89 / 8.11	66 - 89 / 66 - 173	AAA/Aaa	Nov 2035	Floating Rate Senior
MV-1[(8)]	$69,871,000.00	4.95 / 5.26	45 - 89 / 45 - 152	[AA+/Aa1]	Oct 2035	Floating Rate Mezzanine
MV-2[(8)]	$62,035,000.00	4.72 / 5.01	41 - 89 / 41 - 145	[AA/Aa2]	Oct 2035	Floating Rate Mezzanine
MV-3[(8)]	$21,549,000.00	4.64 / 4.92	40 - 89 / 40 - 136	[AA-/Aa3]	Sep 2035	Floating Rate Mezzanine
MV-4[(8)]	$33,303,000.00	4.60 / 4.87	39 - 89 / 39 - 133	[A+/A1]	Sep 2035	Floating Rate Mezzanine
MV-5[(8)]	$23,508,000.00	4.58 / 4.83	39 - 89 / 39 - 127	[A/A2]	Sep 2035	Floating Rate Mezzanine
MV-6[(8)]	$16,978,000.00	4.55 / 4.78	38 - 89 / 38 - 121	[A-/A3]	Aug 2035	Floating Rate Mezzanine
MV-7[(8)]	$18,937,000.00	4.55 / 4.75	38 - 89 / 38 - 117	[BBB+/A3]	Aug 2035	Floating Rate Mezzanine
MV-8[(8)]	$20,243,000.00	4.55 / 4.70	37 - 89 / 37 - 111	[BBB/Baa1]	Jul 2035	Floating Rate Mezzanine
MV-9[(8)]	$16,325,000.00	4.53 / 4.62	37 - 89 / 37 - 103	[BBB-/Baa2]	Jun 2035	Floating Rate Mezzanine
BV[(8)]	$15,672,000.00	4.51 / 4.53	37 - 89 / 37 - 94	[Baa3]	Apr 2034	Floating Rate Subordinate
Total:	**$2,138,899,000**					

(1) *The margins on the Class 2-AV-1, Class 2-AV-2, Class 3-AV-1, Class 3-AV-2 and Class 3-AV-3 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupons on the Class AF-5 Certificates increase by 0.50% after the Clean-up Call date.*

(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(3) *See "Pricing Prepayment Speed" below.*

(4) *Rating Agency Contacts: [David Glehan, Standard & Poors, 212.438.7324;* Rachel Peng, *Moody's Ratings,* (212) 553-3831].

(5) *The Class AF-1A, Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, the* ***"Class AF Certificates"****) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates (collectively the* ***"Fixed Rate Subordinate Certificates"****) are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Fixed Rate Certificates Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*

(6) *The Class 2-AV-1 and Class 2-AV-2 Certificates (collectively the "****Class 2-AV Certificates****") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Floating Rate Certificates Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*

(7) *The Class 3-AV-1, Class 3-AV-2 and Class 3-AV-3 Certificates (collectively the "****Class 3-AV Certificates****") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Floating Rate Certificates Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*

(8) *The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates (collectively, the* ***"Floating Rate Subordinate Certificates"*** *and, together with the Fixed Rate Subordinate Certificates, the* ***"Subordinate Certificates"****) are backed by the cashflows from the Group 2 and Group 3 Mortgage Loans.*

Trust:	Asset-Backed Certificates, Series 2005-7.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Greenwich Capital Markets, Inc. (Co- Manager) and Bear Stearns & Co. Inc. (Co-Manager).
Trustee:	The Bank of New York, a New York banking corporation.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Class AF Certificates (other than the Class AF-1A Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Class AF-1A, Class 2-AV and Class 3-AV Certificates and the Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 2-AV Certificates (which are not offered herein) and Class 3-AV Certificates (the ***"Class AV Certificates"***) and the Class AF Certificates are referred to herein as the ***"Senior Certificates."***
Offered Certificates:	The Senior Certificates and the Subordinate Certificates are together referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class CF, Class PF, Class CV, Class PV and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Certificates (other than the Class A-R Certificates) will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and the Euroclear System.
Statistical Pool Calculation Date:	June [1], 2005.
Cut-off Date:	As to any Mortgage Loan, the later of June 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	June [22], 2005.
Expected Closing Date:	June [28], 2005.
Expected Settlement Date:	June [28], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2005.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from June 1, 2005 up to, but not including, the Settlement Date.

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).

ERISA Eligibility: The Offered Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.

SMMEA Eligibility: The Senior Certificates, Class [MF-1, Class MF-2, Class MF-3, Class MV-1, Class MV-2 and the Class MV-3] Certificates will constitute "mortgage related securities" for the purposes of SMMEA. The remaining Certificates will not constitute "mortgage related securities" for purposes of SMMEA

Optional Termination: The "***Clean-up Call***" may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the original Pre-Funded Amount and the aggregate principal balance of the Closing Date Pool as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans (Group 1)
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans (Group 2 and Group 3)
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 22% CPR for each month thereafter, building to 28% CPR in month 12 and remaining constant at 28% CPR until month 33, increasing to and remaining constant at 50% CPR from month 34 until month 38, decreasing 1/4th of 20% CPR for each month thereafter, decreasing to 30% CPR in Month 42 and remaining constant at 30% CPR from month 43 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Closing Date Pool***"). The characteristics of the Closing Date Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $1,445,978,492 (the "***Mortgage Loans***") of which: (i) approximately $567,929,251 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***" or "***Fixed Rate Mortgage Loans***"), (ii) approximately $514,243,649 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 2 Mortgage Loans***"), and (iii) approximately $363,805,592 were adjustable rate non-conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 3 Mortgage Loans***" and, together with the Group 2 and Group 3 Mortgage Loans, the "***Adjustable Rate Mortgage Loans***").

Pre-Funded Amount: A deposit of not more than $[537,500,000] (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through August [12], 2005 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool will vary from the characteristics of the Closing Date Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately [$844,000,000] of Group 1 Mortgage Loans, approximately [$760,000,000] of Group 2 Mortgage Loans and approximately [$546,000,000] of Group 3 Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the applicable Senior Certificates on the immediately following Distribution Date.

Pass-Through Rate: The Pass-Through Rate for each class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such class and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap: The ***"Net Rate Cap"*** is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

Class	
AF and Fixed Rate Subordinate	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted, in the case of the Class AF-1A Certificates, to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-AV	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans and Group 3 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans plus the amounts in the Pre-Funding Account allocable to the Group 2 Mortgage Loans and Group 3 Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any class of Senior Certificates and Subordinate Certificates and any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the related loan groups, as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Floating Rate Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include payment from four Corridor Contracts for the benefit of the Class AF-1A, Class 2-AV, Class 3-AV and Floating Rate Subordinate Certificates (the ***"Class AF-1A Corridor Contract,"*** ***"Class 2-AV Corridor Contract,"*** ***"Class 3-AV Corridor Contract,"*** and ***"Floating Rate Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related class(es) of Certificates. After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1A Corridor Contract will be available to pay the holders of the Class AF-1A Certificates the related Net Rate Carryover, (b) the Class 2-AV Corridor Contract will be available to pay the holders of the Class 2-AV Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, (c) the Class 3-AV Corridor Contract will be available to pay the holders of the Class 3-AV Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (d) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the related Class of Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Initial Target Subordination	Target Subordination at Stepdown
AF	AAA/Aaa	16.40%	32.80%
MF-1	[AA+/Aa1]	13.55%	27.10%
MF-2	[AA/Aa2]	10.85%	21.70%
MF-3	[AA-/Aa3]	9.15%	18.30%
MF-4	[A+/A1]	7.60%	15.20%
MF-5	[A/A2]	6.25%	12.50%
MF-6	[A-/A3]	5.10%	10.20%
MF-7	[BBB+/Baa1]	4.00%	8.00%
MF-8	[BBB/Baa2]	3.25%	6.50%
BF	[BBB-/Baa3]	2.25%	4.50%
2-AV / 3-AV	AAA/Aaa	25.95%	51.90%
MV-1	[AA+/Aa1]	20.60%	41.20%
MV-2	[AA/Aa2]	15.85%	31.70%
MV-3	[AA-/Aa3]	14.20%	28.40%
MV-4	[A+/A1]	11.65%	23.30%
MV-5	[A/A2]	9.85%	19.70%
MV-6	[A-/A3]	8.55%	17.10%
MV-7	[BBB+/A3]	7.10%	14.20%
MV-8	[BBB/Baa1]	5.55%	11.10%
MV-9	[BBB-/Baa2]	4.30%	8.60%
BV	[Baa3]	3.10%	6.20%

Subordination: The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower class designation. The Class 2-AV-2 Certificates will provide additional credit support to the Class 2-AV-1 Certificates.

Fixed Rate Overcollateralization Target: Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.25% of the aggregate principle balance of the Fixed Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount (approximately [$211,000,000]) allocable to Loan Group 1 (the ***"Initial Fixed Rate O/C Target"***). The initial amount of fixed rate overcollateralization will be 0.00%.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 4.50% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Fixed Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to Loan Group 1.

However, if a Fixed Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

Adjustable Rate Overcollateralization Target: Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 3.10% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount (approximately [$326,500,000]) allocable to the Adjustable Rate Mortgage Loans (the ***"Initial Adjustable Rate O/C Target"***). The initial amount of adjustable rate overcollateralization will be 0.85%.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 6.20% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Adjustable Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to the Adjustable Rate Mortgage Loans.

However, if an Adjustable Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

Fixed Rate Trigger Event: Either a Fixed Rate Delinquency Trigger Event or a Fixed Rate Cumulative Loss Trigger Event.

Adjustable Rate Trigger Event: Either an Adjustable Rate Delinquency Trigger Event or an Adjustable Rate Cumulative Loss Trigger Event.

Fixed Rate Delinquency Trigger Event: With respect to the Class AF and Fixed Rate Subordinate Certificates, a ***"Fixed Rate Delinquency Trigger Event"*** will be in effect for any Distribution Date on or after the Fixed Rate Stepdown Date if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds [49.00]% times the Fixed Rate Senior Enhancement Percentage.

As used above, the "*Fixed Rate Senior Enhancement Percentage*" with respect to any Distribution Date on or after the Fixed Rate Stepdown Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Fixed Rate Cumulative Loss Trigger Event:

With respect to the Class AF and Fixed Rate Subordinate Certificates, a "***Fixed Rate Cumulative Loss Trigger Event***" will be in effect for any Distribution Date on or after the Fixed Rate Stepdown Date if the aggregate amount of realized losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to Loan Group 1, as set forth below:

Period *(month)*	**Percentage**
25 – 36	[0.75%] with respect to July 2007, plus an additional 1/12th of [0.75]% for each month thereafter
37 – 48	[1.50%] with respect to July 2008, plus an additional 1/12th of [1.00]% for each month thereafter
49 – 60	[2.50%] with respect to July 2009, plus an additional 1/12th of [0.75]% for each month thereafter
61 – 72	[3.25%] with respect to July 2010, plus an additional 1/12th of [0.50]% for each month thereafter
73+	[3.75%]

Adjustable Rate Delinquency Trigger Event:

With respect to the Floating Rate Certificates (other than the Class AF-1A Certificates), an "***Adjustable Rate Delinquency Trigger Event***" will be in effect for any Distribution Date on and after the Adjustable Rate Stepdown Date if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds [30.00]% times the Adjustable Rate Senior Enhancement Percentage.

As used above, the "***Adjustable Rate Senior Enhancement Percentage***" with respect to any Distribution Date on or after the Adjustable Rate Stepdown Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Adjustable Rate Cumulative Loss Trigger Event:

With respect to the Floating Rate Certificates (other than the Class AF-1A Certificates), an "***Adjustable Rate Cumulative Loss Trigger Event***" will be in effect for any Distribution Date on and after the Adjustable Rate Stepdown Date if the aggregate amount of realized losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date and the portion of Pre-Funded Amount allocable to the Adjustable Rate Mortgage Loans, as set forth below:

Period *(month)*	Percentage
25 – 36	[1.50%] with respect to July 2007, plus an additional 1/12th of [1.75]% for each month thereafter
37 – 48	[3.25%] with respect to July 2008, plus an additional 1/12th of [1.50]% for each month thereafter
49 – 60	[4.75%] with respect to July 2009, plus an additional 1/12th of [1.50]% for each month thereafter
61 – 72	[6.25%] with respect to July 2010, plus an additional 1/12th of [0.50]% for each month thereafter
73+	[6.75%]

Group 2 Sequential Trigger Event:

A Group 2 Sequential Trigger Event will be in effect for any Distribution Date (a) before the 25th Distribution Date if the aggregate amount of realized losses on the Group 2 Mortgage Loans divided by the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to the Group 2 Mortgage Loans exceeds [1.50]%, or (b) on or after the 25th Distribution Date if an Adjustable Rate Trigger Event is in effect.

Fixed Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class AF Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in July 2008

b. the first Distribution Date on which the aggregate certificate principal balance of the Class AF Certificates is less than or equal to 67.20% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

Adjustable Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class AV Certificates is reduced to zero; and

(iii) the later to occur of:

a. the Distribution Date in July 2008

b. the first Distribution Date on which the aggregate certificate principal balance of the Class AV Certificates is less than or equal to 48.10% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate group in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-8 Certificates, then to the Class MF-7 Certificates, then to the Class MF-6 Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-9 Certificates, then to the Class MV-8 Certificates, then to the Class MV-7 Certificates, then to the Class MV-6 Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective certificate principal balance of each such class of Subordinate Certificates has been reduced to zero. If the aggregate certificate principal balance of the Floating Rate Subordinate Certificates is reduced to zero, any additional realized losses on the Group 2 Mortgage Loans will be allocated to the Class 2-AV-2 Certificates until the certificate principal balance of that class is reduced to zero.

Fixed Rate Certificates Priority of Distributions:

Available funds from the Group 1 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) from interest collections related to the Group 1 Mortgage Loans to each class of Class AF Certificates, current and unpaid interest, pro rata, then (b) from remaining interest collections related to the Group 1 Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates;
2) Principal funds, sequentially, as follows: (a) to the Class AF Certificates (as described under "Fixed Rate Principal Paydown" and "Class AF Principal Distributions"), then (b) sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;
3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to build or restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;
4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates;
5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (after, in the case of the Class AF-1A Certificates, application of amounts received on the Class AF-1A Corridor Contract) and the Fixed Rate Subordinate Certificates (as described below);
6) To restore any Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively (after application of the Adjustable Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts to the Class 2-AV-2 Certificates based on the amount of any unpaid realized loss amounts allocated thereto, then to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates (after application of the Adjustable Rate Excess Cashflow);
8) To the Non-Offered Certificate(s), any remaining amount as described in the Pooling and Servicing Agreement.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover will generally be distributed to the Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Certificates related to another Loan Group or Groups.

Floating Rate Certificates Priority of Distributions:

Available funds from the Group 2 and Group 3 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-AV Certificates, current and unpaid interest, pro rata based on their entitlements and (ii) from interest collections related to the Group 3 Mortgage Loans, to each class of Class 3-AV Certificates, current and unpaid interest, pro rata based on their entitlements and (b) from any remaining Interest Funds related to all of the Adjustable Rate Mortgage Loans, current interest, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-AV Certificates as described below under "Adjustable Rate Principal Paydown" and "Class 2-AV Principal Distributions", (ii) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-AV Certificates as described below under "Adjustable Rate Principal Paydown" and "Class 3-AV Principal Distributions", and (b) from remaining principal collections related to all of the Adjustable Rate Mortgage Loans, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;
3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build or restore Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;
4) Any remaining Adjustable Rate Excess Cashflow sequentially (i) to pay any unpaid realized loss amounts, to the Class 2-AV-2 Certificates based on the amount of any unpaid realized loss amount allocated thereto, then (ii) to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates;
5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);
6) To restore any Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively (after application of the Fixed Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates (after application of the Fixed Rate Excess Cashflow);
8) To the Non-Offered Certificate(s), any remaining amount as described in the Pooling and Servicing Agreement.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contracts) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group or Group may be used to pay the Certificates related to another Loan Group.

Fixed Rate Principal Paydown:

Prior to the Fixed Rate Stepdown Date or if a Fixed Rate Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from the Fixed Rate Mortgage Loans will be paid to the Class AF Certificates until they are reduced to zero (in each case in the manner and priority set forth under "Class AF Principal Distributions" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Fixed Rate Trigger Event is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of principal related to the Fixed Rate Mortgage Loans in the following order of priority: (i) first, to the Class AF Certificates, such that the Class AF Certificates in the aggregate will have 32.80% subordination, (ii) second, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 27.10% subordination, (iii) third, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-2 Certificates such that the

Class MF-2 Certificates will have 21.70% subordination, (iv) fourth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-3 Certificates such that the Class MF-3 Certificates will have 18.30% subordination, (v) fifth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-4 Certificates such that the Class MF-4 Certificates will have 15.20% subordination, (vi) sixth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-5 Certificates such that the Class MF-5 Certificates will have 12.50% subordination, (vii) seventh, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-6 Certificates such that the Class MF-6 Certificates will have 10.20% subordination, (viii) eighth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-7 Certificates such that the Class MF-7 Certificates will have 8.00% subordination, (ix) ninth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-8 Certificates such that the Class MF-8 Certificates will have 6.50% subordination and (x) tenth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class BF Certificates such that the Class BF Certificates will have 4.50% subordination; each subject to the Fixed Rate O/C Floor.

Adjustable Rate Principal Paydown:

Prior to the Adjustable Rate Stepdown Date or if an Adjustable Rate Trigger Event is in effect on any Distribution Date, (i) 100% of the principal funds from Loan Group 2 will be paid to the Class 2-AV Certificates as described below under "Class 2-AV Principal Distributions" and (ii) 100% of the principal funds from Loan Group 3 will be paid to the Class 3-AV Certificates as described below under "Class 3-AV Principal Distributions"; provided, however, that (x) if either (a) all of the Class 2-AV Certificates or (b) all of the Class 3-AV Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired classes of Senior Certificates will be paid to the remaining Class AV Certificates, and (y) if all of the Class AV Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates.

On any Distribution Date on or after the Adjustable Rate Stepdown Date, and if an Adjustable Rate Trigger Event is not in effect on such Distribution Date, each of the Class 2-AV, Class 3-AV and Floating Rate Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 2 Mortgage Loans, to the Class 2-AV Certificates and (b) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-AV Certificates, in each case, such that the Class AV Certificates in the aggregate will have 51.90% subordination, (ii) second, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 41.20% subordination, (iii) third, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 31.70% subordination, (iv) fourth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-3 Certificates such that the Class MV-3 Certificates will have 28.40% subordination, (v) fifth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-4 Certificates such that the Class MV-4 Certificates will have 23.30% subordination, (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-5 Certificates such that the Class MV-5 Certificates will have 19.70% subordination, (vii) seventh, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-6 Certificates such that the Class MV-6 Certificates will have 17.10% subordination, (viii) eighth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-7 Certificates such that the Class MV-7 Certificates will have 14.20% subordination, (ix) ninth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-8 Certificates such that the Class MV-8 Certificates will have 11.10% subordination, (x) tenth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-9 Certificates such that the Class MV-9 Certificates will have 8.60% subordination, and (xi) eleventh, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class BV Certificates such that the Class BV Certificates will have 6.20% subordination; each subject to the Adjustable Rate O/C Floor.

Class 2-AV Principal Distributions:

Principal will be distributed to the Class 2-AV-1 and Class 2-AV-2 Certificates pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Group 2 Sequential Trigger Event is in effect, then principal will be distributed to the Class 2-AV-1 and Class 2-AV-2 Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class 3-AV Principal Distributions:

Principal will be distributed sequentially to the Class 3-AV-1, Class 3-AV-2 and Class 3-AV-3 Certificates until the certificate principal balances thereof are reduced to zero; provided further, however, that on any Distribution Date on which (x) the aggregate certificate principal balance of the Class AV Certificates is greater than the sum of the aggregate principal balance of the Adjustable Rate Mortgage Loans and any remaining portion of the Pre-Funded Amount in respect of Loan Group 2 and Loan Group 3 and (y) the aggregate certificate principal balance of the Class 3-AV Certificates is greater than the sum of the aggregate principal balance of the Group 3 Mortgage Loans and any remaining portion of the Pre-Funded Amount in respect of Loan Group 3, any principal amounts to be distributed to the Class 3-AV Certificates will be distributed pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero.

Class AF Principal Distributions:

Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates; the Lockout Percentage of the principal collections related to Loan Group 1, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Concurrently, to the Class AF-1A Certificates and the Class AF-1B Certificates, pro rata, based on the certificate principal balances thereof, until the certificate principal balances thereof are reduced to zero.
3. Sequentially, to the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Notwithstanding the foregoing order of priority, on any Distribution Date on which the aggregate certificate principal balance of the Class AF Certificates is greater than the sum of the aggregate principal balance of the Fixed Rate Mortgage Loans and any remaining portion of the Pre-Funded Amount in respect of Loan Group 1, any principal amounts to be distributed to the Class AF Certificates will be distributed first, concurrently to the Class AF
Certificates, pro rata, based on the certificate principal balances thereof, until the certificate principal balances thereof are reduced to zero.

[Discount Margin Tables, Available Funds Schedule, Corridor Contracts and Collateral Tables to Follow]

Discount Margin/Yield Tables (%) (1)

Class AF-1A (To Call)

Margin 0.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.21	0.90	0.74	0.63	0.56
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

Class AF-1A (To Maturity)

Margin 0.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.21	0.90	0.74	0.63	0.56
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

Class AF-1B (To Call)

Coupon 4.465%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.255	4.170	4.094	4.027	3.965
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.18	0.88	0.72	0.62	0.55
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

Class AF-1B (To Maturity)

Coupon 4.465%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.255	4.170	4.094	4.027	3.965
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.18	0.88	0.72	0.62	0.55
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

(1) See definition of Pricing Prepayment Speed above.

Class AF-2 (To Call)

Coupon	4.385%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.341	4.305	4.270	4.235	4.202
WAL (yr)	3.84	2.62	2.00	1.63	1.37
MDUR (yr)	3.45	2.42	1.88	1.54	1.31
First Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06
Last Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07

Class AF-2 (To Maturity)

Coupon	4.385%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.341	4.305	4.270	4.235	4.202
WAL (yr)	3.84	2.62	2.00	1.63	1.37
MDUR (yr)	3.45	2.42	1.88	1.54	1.31
First Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06
Last Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07

Class AF-3 (To Call)

Coupon	4.496%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.483	4.457	4.429	4.403	4.377
WAL (yr)	6.39	4.12	3.00	2.37	1.98
MDUR (yr)	5.44	3.68	2.75	2.21	1.85
First Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07
Last Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07

Class AF-3 (To Maturity)

Coupon	4.496%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.483	4.457	4.429	4.403	4.377
WAL (yr)	6.39	4.12	3.00	2.37	1.98
MDUR (yr)	5.44	3.68	2.75	2.21	1.85
First Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07
Last Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07

Class AF-4 (To Call)

Coupon	4.985%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.999	4.982	4.960	4.933	4.897
WAL (yr)	12.00	7.51	5.00	3.58	2.59
MDUR (yr)	8.77	6.06	4.30	3.20	2.38
First Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07
Last Prin Pay	Feb20	Jul15	Nov12	Sep10	May09

Class AF-4 (To Maturity)

Coupon	4.985%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.000	4.984	4.961	4.933	4.897
WAL (yr)	12.35	7.81	5.09	3.58	2.59
MDUR (yr)	8.93	6.23	4.36	3.20	2.38
First Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07
Last Prin Pay	Apr23	Mar18	Sep14	Sep10	May09

Class AF-5 (To Call)

Coupon	5.271%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.294	5.283	5.271	5.257	5.238
WAL (yr)	14.66	10.08	7.41	5.75	4.43
MDUR (yr)	9.98	7.64	5.99	4.85	3.86
First Prin Pay	Feb20	Jul15	Nov12	Sep10	May09
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class AF-5 (To Maturity)

Coupon	5.271%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.409	5.444	5.460	5.422	5.302
WAL (yr)	22.07	16.71	12.81	8.88	5.12
MDUR (yr)	12.69	10.75	8.99	6.77	4.32
First Prin Pay	Apr23	Mar18	Sep14	Sep10	May09
Last Prin Pay	Jun33	Jun29	Oct24	Jan21	Apr18

]

Class AF-6 (To Call)

Coupon	4.801%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	4.798	4.794	4.789	4.781	4.770
WAL (yr)	7.82	6.99	6.27	5.42	4.59
MDUR (yr)	6.28	5.75	5.27	4.66	4.03
First Prin Pay	Jul08	Jul08	Jul08	Nov08	Apr09
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class AF-6 (To Maturity)

Coupon	4.801%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	4.799	4.794	4.792	4.791	4.792
WAL (yr)	7.87	7.12	6.73	6.60	6.71
MDUR (yr)	6.30	5.82	5.57	5.48	5.55
First Prin Pay	Jul08	Jul08	Jul08	Nov08	Apr09
Last Prin Pay	Apr33	Apr29	Aug24	Nov20	Feb18

Class MF-1 (To Call)

Coupon	5.123%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.135	5.121	5.105	5.092	5.083
WAL (yr)	10.70	7.43	5.56	4.56	4.08
MDUR (yr)	7.91	5.96	4.68	3.95	3.60
First Prin Pay	Jan11	Apr09	Jul08	Oct08	Jan09
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-1 (To Maturity)

Coupon	5.123%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.137	5.126	5.113	5.102	5.095
WAL (yr)	11.99	8.58	6.54	5.36	4.78
MDUR (yr)	8.41	6.54	5.26	4.48	4.09
First Prin Pay	Jan11	Apr09	Jul08	Oct08	Jan09
Last Prin Pay	Nov30	Jul25	Jan21	Dec17	Sep15

Class MF-2 (To Call)

Coupon	5.173%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.185	5.171	5.155	5.141	5.131
WAL (yr)	10.70	7.43	5.56	4.54	3.99
MDUR (yr)	7.89	5.94	4.67	3.93	3.52
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Nov08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-2 (To Maturity)

Coupon	5.173%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.188	5.176	5.163	5.152	5.143
WAL (yr)	11.97	8.55	6.51	5.32	4.67
MDUR (yr)	8.38	6.51	5.24	4.44	4.00
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Nov08
Last Prin Pay	Apr30	Sep24	May20	Jun17	Apr15

Class MF-3 (To Call)

Coupon	5.273%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.287	5.272	5.256	5.241	5.230
WAL (yr)	10.70	7.43	5.56	4.52	3.94
MDUR (yr)	7.84	5.92	4.66	3.91	3.47
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Oct08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-3 (To Maturity)

Coupon	5.273%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.289	5.277	5.264	5.252	5.242
WAL (yr)	11.93	8.51	6.48	5.28	4.60
MDUR (yr)	8.31	6.46	5.20	4.40	3.93
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Oct08
Last Prin Pay	Jun29	Oct23	Aug19	Oct16	Oct14

Class MF-4 (To Call)

Coupon	5.372%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.387	5.372	5.355	5.340	5.328
WAL (yr)	10.70	7.43	5.56	4.51	3.91
MDUR (yr)	7.80	5.89	4.64	3.88	3.43
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Oct08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-4 (To Maturity)

Coupon	5.372%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.389	5.377	5.363	5.350	5.340
WAL (yr)	11.89	8.47	6.44	5.24	4.54
MDUR (yr)	8.25	6.41	5.16	4.36	3.88
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Oct08
Last Prin Pay	Sep28	Feb23	Jan19	Apr16	May14

Class MF-5 (To Call)

Coupon	5.422%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.437	5.422	5.406	5.390	5.378
WAL (yr)	10.70	7.43	5.56	4.50	3.88
MDUR (yr)	7.78	5.88	4.64	3.87	3.40
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Sep08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-5 (To Maturity)

Coupon	5.422%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.440	5.427	5.413	5.400	5.389
WAL (yr)	11.83	8.42	6.40	5.19	4.48
MDUR (yr)	8.21	6.38	5.13	4.33	3.83
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Sep08
Last Prin Pay	Dec27	Apr22	May18	Oct15	Dec13

Class MF-6 (To Call)

Coupon	5.571%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.588	5.573	5.556	5.540	5.526
WAL (yr)	10.70	7.43	5.56	4.50	3.87
MDUR (yr)	7.71	5.85	4.61	3.86	3.38
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Aug08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-6 (To Maturity)

Coupon	5.571%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.590	5.577	5.563	5.549	5.538
WAL (yr)	11.76	8.35	6.34	5.15	4.43
MDUR (yr)	8.11	6.30	5.08	4.28	3.79
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Aug08
Last Prin Pay	Jan27	May21	Sep17	Mar15	Jun13

Class MF-7 (To Call)

Coupon	5.769%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.788	5.773	5.755	5.738	5.724
WAL (yr)	10.70	7.43	5.56	4.49	3.84
MDUR (yr)	7.63	5.80	4.58	3.83	3.35
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-7 (To Maturity)

Coupon	5.769%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.791	5.777	5.762	5.747	5.735
WAL (yr)	11.64	8.25	6.27	5.07	4.36
MDUR (yr)	7.98	6.20	5.00	4.21	3.71
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Dec25	Jun20	Dec16	Aug14	Dec12

Class MF-8 (To Call)

Coupon	6.067%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.090	6.074	6.055	6.038	6.023
WAL (yr)	10.70	7.43	5.56	4.48	3.84
MDUR (yr)	7.51	5.73	4.54	3.79	3.32
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-8 (To Maturity)

Coupon	6.067%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.092	6.078	6.062	6.046	6.033
WAL (yr)	11.49	8.12	6.16	4.99	4.29
MDUR (yr)	7.79	6.07	4.89	4.12	3.64
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Sep24	May19	Feb16	Dec13	Jun12

Class BF (To Call)

Coupon	6.315%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.342	6.325	6.305	6.287	6.271
WAL (yr)	10.70	7.43	5.56	4.48	3.82
MDUR (yr)	7.41	5.67	4.50	3.77	3.29
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Jul08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class BF (To Maturity)

Coupon	6.315%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.343	6.328	6.310	6.294	6.280
WAL (yr)	11.22	7.91	6.00	4.85	4.16
MDUR (yr)	7.60	5.91	4.76	4.01	3.53
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Jul08
Last Prin Pay	Jul23	Jun18	May15	May13	Dec11

Class 3-AV-1 (To Call)

Margin	0.08%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	8	8	8	8	8
WAL (yr)	1.37	1.00	0.80	0.68	0.59
MDUR (yr)	1.33	0.98	0.79	0.67	0.59
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Feb08	May07	Dec06	Sep06	Jul06

Class 3-AV-1 (To Maturity)

Margin	0.08%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	8	8	8	8	8
WAL (yr)	1.37	1.00	0.80	0.68	0.59
MDUR (yr)	1.33	0.98	0.79	0.67	0.59
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Feb08	May07	Dec06	Sep06	Jul06

Class 3-AV-2 (To Call)

Margin	0.23%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	23	23	23	23	23
WAL (yr)	5.23	3.56	2.50	1.95	1.63
MDUR (yr)	4.69	3.31	2.38	1.87	1.58
First Prin Pay	Feb08	May07	Dec06	Sep06	Jul06
Last Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07

Class 3-AV-2 (To Maturity)

Margin	0.23%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	23	23	23	23	23
WAL (yr)	5.23	3.56	2.50	1.95	1.63
MDUR (yr)	4.69	3.31	2.38	1.87	1.58
First Prin Pay	Feb08	May07	Dec06	Sep06	Jul06
Last Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07

Class 3-AV-3 (To Call)

Margin	0.36%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	36	36	36	36	36
WAL (yr)	13.98	9.45	6.89	2.87	2.52
MDUR (yr)	10.93	7.98	6.08	2.72	2.41
First Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07
Last Prin Pay	Feb20	Jul15	Nov12	Jun08	Feb08

Class 3-AV-3 (To Maturity)

Margin	0.36%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	40	40	40	36	36
WAL (yr)	16.46	11.17	8.11	2.87	2.52
MDUR (yr)	12.24	9.06	6.95	2.72	2.41
First Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07
Last Prin Pay	Jul31	Nov24	Nov19	Jun08	Feb08

Class MV-1 (To Call)

Margin	0.49%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	49	49	49	49	49
WAL (yr)	9.02	6.00	4.95	5.58	4.02
MDUR (yr)	7.47	5.27	4.48	5.02	3.71
First Prin Pay	Aug09	Jul08	Mar09	Jun08	Mar08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-1 (To Maturity)

Margin	0.49%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	50	50	50	53	53
WAL (yr)	9.67	6.44	5.26	6.82	4.90
MDUR (yr)	7.80	5.55	4.70	5.96	4.42
First Prin Pay	Aug09	Jul08	Mar09	Jun08	Mar08
Last Prin Pay	Jul29	Sep22	Feb18	Jul16	Feb14

Class MV-2 (To Call)

Margin	0.52%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	52	52	52	52	52
WAL (yr)	9.02	5.99	4.72	4.75	3.98
MDUR (yr)	7.45	5.26	4.28	4.33	3.68
First Prin Pay	Aug09	Jul08	Nov08	Jul09	Nov08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-2 (To Maturity)

Margin	0.52%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	53	53	53	53	53
WAL (yr)	9.64	6.41	5.01	4.95	4.12
MDUR (yr)	7.78	5.53	4.49	4.48	3.80
First Prin Pay	Aug09	Jul08	Nov08	Jul09	Nov08
Last Prin Pay	Sep28	Dec21	Jul17	Sep14	Aug12

Class MV-3 (To Call)

Margin	0.55%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	55	55	55	55	55
WAL (yr)	9.02	5.99	4.64	4.32	3.53
MDUR (yr)	7.44	5.26	4.20	3.96	3.29
First Prin Pay	Aug09	Jul08	Oct08	Apr09	Sep08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-3 (To Maturity)

Margin	0.55%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	56	56	56	56	56
WAL (yr)	9.62	6.39	4.92	4.50	3.66
MDUR (yr)	7.76	5.51	4.40	4.10	3.40
First Prin Pay	Aug09	Jul08	Oct08	Apr09	Sep08
Last Prin Pay	Sep27	Jan21	Oct16	Feb14	Mar12

Class MV-4 (To Call)

Margin	0.66%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	66	66	66	66	66
WAL (yr)	9.02	5.99	4.60	4.15	3.42
MDUR (yr)	7.40	5.23	4.16	3.80	3.19
First Prin Pay	Aug09	Jul08	Sep08	Jan09	Jul08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-4 (To Maturity)

Margin	0.66%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	67	67	67	67	67
WAL (yr)	9.60	6.37	4.87	4.32	3.54
MDUR (yr)	7.70	5.47	4.35	3.94	3.29
First Prin Pay	Aug09	Jul08	Sep08	Jan09	Jul08
Last Prin Pay	Apr27	Aug20	Jul16	Nov13	Jan12

Class MV-5 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	9.02	5.99	4.58	4.01	3.36
MDUR (yr)	7.38	5.23	4.14	3.68	3.13
First Prin Pay	Aug09	Jul08	Sep08	Nov08	Jun08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-5 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	71	71	71	71	71
WAL (yr)	9.57	6.35	4.83	4.17	3.46
MDUR (yr)	7.67	5.45	4.31	3.80	3.21
First Prin Pay	Aug09	Jul08	Sep08	Nov08	Jun08
Last Prin Pay	Jun26	Dec19	Jan16	Jun13	Sep11

Class MV-6 (To Call)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	73	73	73	73	73
WAL (yr)	9.02	5.99	4.55	3.94	3.32
MDUR (yr)	7.37	5.22	4.11	3.62	3.10
First Prin Pay	Aug09	Jul08	Aug08	Oct08	Jun08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-6 (To Maturity)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	74	74	74	74	74
WAL (yr)	9.53	6.32	4.78	4.08	3.42
MDUR (yr)	7.64	5.43	4.27	3.73	3.17
First Prin Pay	Aug09	Jul08	Aug08	Oct08	Jun08
Last Prin Pay	Sep25	Apr19	Jul15	Feb13	Jun11

Class MV-7 (To Call)

Margin	1.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	100	100	100	100	100
WAL (yr)	9.02	5.99	4.55	3.89	3.29
MDUR (yr)	7.27	5.17	4.07	3.55	3.05
First Prin Pay	Aug09	Jul08	Aug08	Sep08	May08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-7 (To Maturity)

Margin	1.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	102	102	102	101	101
WAL (yr)	9.49	6.28	4.75	4.01	3.37
MDUR (yr)	7.51	5.35	4.21	3.65	3.11
First Prin Pay	Aug09	Jul08	Aug08	Sep08	May08
Last Prin Pay	Jan25	Oct18	Mar15	Nov12	Mar11

Class MV-8 (To Call)

Margin	1.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	9.02	5.99	4.55	3.86	3.27
MDUR (yr)	7.23	5.15	4.06	3.51	3.03
First Prin Pay	Aug09	Jul08	Jul08	Aug08	May08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-8 (To Maturity)

Margin	1.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	111	111	111	111	111
WAL (yr)	9.41	6.23	4.70	3.95	3.33
MDUR (yr)	7.43	5.29	4.17	3.58	3.07
First Prin Pay	Aug09	Jul08	Jul08	Aug08	May08
Last Prin Pay	Feb24	Feb18	Sep14	Jun12	Nov10

Class MV-9 (To Call)

Margin	1.60%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	160	160	160	160	160
WAL (yr)	9.02	5.99	4.53	3.83	3.26
MDUR (yr)	7.05	5.05	3.98	3.45	2.98
First Prin Pay	Aug09	Jul08	Jul08	Aug08	Apr08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-9 (To Maturity)

Margin	1.60%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	161	161	161	161	160
WAL (yr)	9.30	6.14	4.62	3.87	3.28
MDUR (yr)	7.18	5.14	4.05	3.48	3.00
First Prin Pay	Aug09	Jul08	Jul08	Aug08	Apr08
Last Prin Pay	Dec22	Mar17	Jan14	Dec11	Jun10

Class BV (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	9.02	5.98	4.51	3.78	3.18
MDUR (yr)	6.91	4.97	3.93	3.38	2.90
First Prin Pay	Aug09	Jul08	Jul08	Jul08	Apr08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Jan10

Class BV (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	201	200	200	200	200
WAL (yr)	9.12	6.02	4.53	3.78	3.18
MDUR (yr)	6.96	4.99	3.94	3.38	2.90
First Prin Pay	Aug09	Jul08	Jul08	Jul08	Apr08
Last Prin Pay	Sep21	Apr16	Apr13	Jun11	Jan10

Class AF-1A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.548	7.548
2	6.573	9.000
3	6.573	9.000
4	6.792	9.000
5	6.572	9.000
6	6.791	9.000
7	6.572	9.000
8	6.539	9.000
9	7.240	9.000
10	6.539	9.000
11	6.757	9.000
12	6.537	9.000
13	6.712	9.000
14	6.496	9.000
15	6.496	9.000
16	6.712	9.000
17	6.495	9.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.220%, 6-Month LIBOR stays at 3.621%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Class 3-AV Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.669	7.669
2	6.678	9.000
3	6.678	9.000
4	6.902	9.000
5	6.679	9.000
6	6.901	9.000
7	6.689	9.000
8	6.688	9.000
9	7.403	9.000
10	6.686	9.000
11	6.908	9.000
12	6.686	9.000
13	6.923	9.000
14	6.704	9.000
15	6.704	9.000
16	6.927	9.000
17	6.708	9.000
18	6.933	9.000
19	6.719	9.000
20	6.726	9.000
21	7.511	9.000
22	6.793	9.000
23	7.027	9.000
24	7.040	9.000
25	7.528	9.500
26	7.287	9.500
27	7.318	9.500
28	7.562	9.500
29	7.321	9.500
30	7.744	9.500
31	7.721	9.500
32	7.718	9.500
33	8.250	9.500
34	7.730	9.500
35	8.243	9.500
36	8.325	9.500
37	9.175	10.500
38	8.881	10.500
39	8.883	10.500
40	9.183	10.500
41	9.057	10.500
42	9.643	10.500
43	9.711	10.743
44	9.711	10.746
45	10.752	11.922
46	9.711	10.776

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	10.035	11.347
48	9.728	11.354
49	10.122	12.290
50	9.796	11.894
51	9.796	11.894
52	10.122	12.298
53	9.796	12.100
54	10.122	12.791
55	9.796	12.773
56	9.796	12.773
57	10.846	14.142
58	9.796	12.777
59	10.123	13.315
60	9.796	13.061
61	10.123	13.749
62	9.796	13.306
63	9.796	13.306
64	10.123	13.749
65	9.796	13.306
66	10.123	13.751
67	9.797	13.307
68	9.797	13.307
69	10.847	14.733
70	9.797	13.307
71	10.124	13.751
72	9.797	13.308
73	10.124	13.751
74	9.797	13.308
75	9.797	13.308
76	10.124	13.751
77	9.798	13.308
78	10.124	13.752
79	9.798	13.308
80	9.798	13.308
81	10.473	14.226
82	9.798	13.308
83	10.124	13.752
84	9.798	13.308
85	10.124	13.752
86	9.798	13.308
87	9.798	13.308
88	10.125	13.752
89	9.798	13.308

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.220%, 6-Month LIBOR stays at 3.621%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.686	7.686
2	6.694	8.500
3	6.693	8.500
4	6.917	8.500
5	6.693	8.500
6	6.916	8.500
7	6.708	8.500
8	6.707	8.500
9	7.425	8.500
10	6.706	8.500
11	6.929	8.500
12	6.706	8.500
13	6.947	8.500
14	6.725	8.500
15	6.724	8.500
16	6.948	8.500
17	6.726	8.500
18	6.951	8.500
19	6.744	8.500
20	6.746	8.500
21	7.503	8.500
22	6.783	8.500
23	7.032	8.500
24	7.091	8.500
25	7.536	9.500
26	7.294	9.500
27	7.307	9.500
28	7.551	9.500
29	7.319	9.500
30	7.762	9.500
31	7.684	9.500
32	7.681	9.500
33	8.208	9.500
34	7.682	9.500
35	8.106	9.500
36	8.209	9.500
37	9.180	10.500
38	8.886	10.500
39	8.888	10.500
40	9.187	10.500
41	8.995	10.500
42	9.561	10.500
43	9.747	10.693
44	9.747	10.695
45	10.791	11.851
46	9.747	10.708

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
47	10.072	11.202
48	9.754	11.222
49	10.142	12.245
50	9.815	11.850
51	9.815	11.850
52	10.142	12.249
53	9.815	11.977
54	10.142	12.656
55	9.815	12.769
56	9.815	12.769
57	10.867	14.137
58	9.815	12.771
59	10.143	13.265
60	9.816	12.993
61	10.144	13.759
62	9.817	13.315
63	9.817	13.315
64	10.144	13.759
65	9.817	13.315
66	10.144	13.760
67	9.817	13.316
68	9.817	13.316
69	10.869	14.743
70	9.817	13.316
71	10.144	13.760
72	9.817	13.317
73	10.145	13.761
74	9.818	13.317
75	9.818	13.317
76	10.145	13.761
77	9.818	13.317
78	10.145	13.762
79	9.818	13.318
80	9.818	13.318
81	10.495	14.236
82	9.818	13.318
83	10.145	13.762
84	9.818	13.318
85	10.145	13.762
86	9.818	13.318
87	9.818	13.318
88	10.145	13.762
89	9.818	13.318

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.220%, 6-Month LIBOR stays at 3.621%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Class AF-1A Corridor Contract Agreement Schedule and Strike Rates			
Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	115,383,000	7.54772%	9.00000%
2	111,341,428	6.57336%	9.00000%
3	106,706,193	6.57290%	9.00000%
4	101,329,006	6.79156%	9.00000%
5	95,231,381	6.57207%	9.00000%
6	88,423,997	6.79076%	9.00000%
7	81,027,474	6.57153%	9.00000%
8	73,070,745	6.53889%	9.00000%
9	64,840,060	7.23954%	9.00000%
10	56,426,027	6.53896%	9.00000%
11	47,975,857	6.75686%	9.00000%
12	39,696,570	6.53727%	9.00000%
13	31,584,924	6.71229%	9.00000%
14	23,646,562	6.49570%	9.00000%
15	15,868,512	6.49562%	9.00000%
16	8,247,388	6.71206%	9.00000%
17	779,873	6.49546%	9.00000%

Class 3-AV Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	416,598,000	7.41920%	8.75000%	31	124,604,120	7.50854%	9.18369%
2	409,356,532	6.42844%	8.75000%	32	115,476,884	7.50687%	9.17633%
3	403,114,785	6.42790%	8.75000%	33	105,309,560	8.05801%	9.14384%
4	396,009,097	6.65296%	8.74450%	34	95,308,566	7.53490%	9.14781%
5	388,052,118	6.42945%	8.74360%	35	82,827,336	8.05497%	9.13668%
6	379,260,138	6.65192%	8.74337%	36	71,236,183	8.21683%	9.06476%
7	369,614,349	6.43984%	8.74365%	37	60,629,740	9.19135%	10.00750%
8	359,159,317	6.43886%	8.74317%	38	60,629,740	8.88848%	10.00720%
9	348,099,432	7.15498%	8.74145%	39	60,629,740	8.89147%	9.96315%
10	336,481,315	6.43920%	8.73656%	40	60,629,740	9.20502%	9.94840%
11	324,462,082	6.66164%	8.73512%	41	60,629,740	9.09950%	9.94672%
12	312,277,074	6.43925%	8.73556%	42	60,629,740	9.70346%	9.75376%
13	299,989,426	6.67657%	8.73486%				
14	288,051,843	6.45913%	8.73479%				
15	276,452,269	6.45907%	8.73354%				
16	265,174,631	6.68309%	8.72601%				
17	254,205,526	6.46401%	8.72566%				
18	243,536,430	6.68870%	8.72481%				
19	233,158,848	6.47587%	8.72433%				
20	223,021,810	6.48262%	8.72110%				
21	213,164,246	7.26918%	8.71658%				
22	203,580,472	6.54989%	8.71283%				
23	193,956,396	6.78495%	8.70898%				
24	184,614,100	6.79860%	8.71026%				
25	175,538,081	7.29158%	9.20618%				
26	166,703,004	7.05127%	9.20425%				
27	158,132,024	7.08828%	9.20271%				
28	149,848,336	7.33389%	9.19855%				
29	141,831,688	7.09392%	9.19752%				
30	133,115,802	7.52869%	9.19127%				

Floating Rate Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	298,421,000	7.73184%	8.54562%	31	298,421,000	7.72977%	9.46949%
2	298,421,000	6.66679%	8.47313%	32	298,421,000	7.47024%	9.20901%
3	298,421,000	6.443316%	8.25000%	33	298,421,000	7.73129%	8.91731%
4	298,421,000	6.66710%	8.24751%	34	298,421,000	7.47839%	9.19436%
5	298,421,000	6.44333%	8.24714%	35	298,421,000	7.64803%	8.92004%
6	298,421,000	6.44309%	8.02361%	36	298,421,000	8.68093%	9.67160%
7	298,421,000	6.68219%	8.47039%	37	298,421,000	8.86825%	9.73499%
8	298,421,000	6.45788%	8.24657%	38	274,283,942	9.17424%	10.34591%
9	298,421,000	6.68099%	7.75073%	39	253,003,869	8.87313%	10.02066%
10	298,421,000	6.45754%	8.24362%	40	235,407,709	9.18263%	10.00962%
11	298,421,000	6.45711%	8.01943%	41	220,708,449	9.00430%	10.00228%
12	298,421,000	7.17582%	8.96186%	42	207,934,557	9.25000%	9.43327%
13	298,421,000	6.47433%	8.01873%				
14	298,421,000	6.70102%	8.46710%				
15	298,421,000	6.47672%	8.24235%				
16	298,421,000	6.70107%	8.23895%				
17	298,421,000	6.47870%	8.23884%				
18	298,421,000	6.47902%	8.01416%				
19	298,421,000	6.72152%	8.46313%				
20	298,421,000	6.49941%	8.23690%				
21	298,421,000	6.75655%	7.73448%				
22	298,421,000	6.53622%	8.23326%				
23	298,421,000	6.55890%	8.00463%				
24	298,421,000	7.60521%	8.99222%				
25	298,421,000	7.04993%	8.98689%				
26	298,421,000	7.29443%	9.47284%				
27	298,421,000	7.06806%	9.22806%				
28	298,421,000	7.31318%	9.22615%				
29	298,421,000	7.08203%	9.22496%				
30	298,421,000	7.28928%	8.96772%				

Group 1

Fixed $567,929,251

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		3,616	
Total Outstanding Balance		$567,929,251	
Average Loan Balance		$157,060	$4,395 to $999,074
WA Mortgage Rate		7.302%	5.500% to 17.250%
Net WAC		6.793%	4.991% to 16.741%
WA Original Term (months)		350	120 to 360
WA Remaining Term (months)		347	10 to 360
WA LTV		76.14%	10.19% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		609	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		83.59%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	27.35%	SFR	79.66%	FULL	78.60%	RCO	77.93%	OO	98.80%	A	73.41%	0	16.41%
FL	11.69%	PUD	13.03%	STATED	21.37%	PUR	13.65%	INV	0.78%	A-	8.12%	6	0.03%
TX	7.48%	CND	3.17%	ALT	0.02%	RNC	8.41%	2H	0.41%	B	9.56%	12	5.03%
NY	4.27%	2 FAM	2.51%							C	5.56%	24	7.51%
MA	3.56%	3 FAM	0.75%							C-	2.89%	30	0.03%
										D	0.47%	36	20.06%
												42	0.02%
												48	0.07%
												60	50.84%

Group 1
Fixed $567,929,251
Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10Yr Fixed	$170,438	2	0.03	$85,219	7.226	113.62	621	57.9
15Yr Fixed	$22,339,652	241	3.93	$92,696	7.554	169.78	599	71.9
15Yr Fixed - CC	$5,842,994	64	1.03	$91,297	8.366	179.70	574	78.9
20Yr Fixed	$1,698,796	16	0.30	$106,175	7.133	236.13	611	68.6
30Yr Fixed	$370,933,898	2,289	65.31	$162,051	7.096	356.71	613	75.0
30Yr Fixed - CC	$111,799,100	762	19.69	$146,718	8.139	357.42	590	80.8
30Yr Fixed - IO - 60	$54,500,551	235	9.60	$231,917	6.754	359.62	627	76.2
30/15 Fixed Balloon	$643,821	7	0.11	$91,974	9.086	138.93	595	76.2
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Fixed 120	$170,438	2	0.03	$85,219	7.226	113.62	621	57.9
Fixed 180	$28,826,468	312	5.08	$92,393	7.753	171.10	594	73.4
Fixed 240	$1,698,796	16	0.30	$106,175	7.133	236.13	611	68.6
Fixed 360	$537,233,550	3,286	94.60	$163,492	7.278	357.15	610	76.3
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$679,284	36	0.12	$18,869	10.222	162.25	601	60.9
$25,000.01 - $50,000.00	$5,147,954	134	0.91	$38,418	9.448	217.82	608	69.8
$50,000.01 - $75,000.00	$26,206,127	415	4.61	$63,147	8.547	325.62	597	77.0
$75,000.01 - $100,000.00	$47,459,296	537	8.36	$88,379	7.783	336.93	606	76.9
$100,000.01 - $150,000.00	$120,594,112	977	21.23	$123,433	7.541	345.40	603	77.8
$150,000.01 - $200,000.00	$110,344,917	638	19.43	$172,954	7.200	351.56	607	75.6
$200,000.01 - $250,000.00	$74,113,902	331	13.05	$223,909	7.137	352.31	601	74.6
$250,000.01 - $300,000.00	$66,531,610	242	11.71	$274,924	6.920	352.72	607	74.5
$300,000.01 - $350,000.00	$42,386,637	131	7.46	$323,562	6.911	352.57	625	76.6
$350,000.01 - $400,000.00	$36,503,191	97	6.43	$376,322	6.865	353.85	630	78.2
$400,000.01 - $450,000.00	$14,411,289	34	2.54	$423,861	6.737	359.65	631	75.4
$450,000.01 - $500,000.00	$11,937,536	25	2.10	$477,501	7.169	353.92	628	76.0
$500,000.01 - $550,000.00	$3,233,074	6	0.57	$538,846	7.189	359.84	633	78.1
$550,000.01 - $600,000.00	$3,427,868	6	0.60	$571,311	6.626	359.66	589	68.9
$600,000.01 - $650,000.00	$2,524,380	4	0.44	$631,095	6.813	359.26	665	80.8
$650,000.01 - $700,000.00	$680,000	1	0.12	$680,000	6.500	360.00	648	80.0
$700,000.01 - $750,000.00	$749,000	1	0.13	$749,000	6.250	360.00	650	76.8
> $900,000.00	$999,074	1	0.18	$999,074	6.375	359.00	585	64.5

Group 1
Fixed $567,929,251
Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$567,929,251	3,616	100.00	$157,060	7.302	347.27	609	76.1

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$6,797,508	59	1.20	$115,212	7.988	348.95	602	85.9
Alaska	$1,594,814	9	0.28	$177,202	7.988	359.66	614	83.9
Arizona	$16,311,029	105	2.87	$155,343	7.179	349.05	608	77.9
Arkansas	$2,324,322	23	0.41	$101,057	7.789	344.45	629	86.2
California	$155,342,285	646	27.35	$240,468	6.756	352.02	613	69.8
Colorado	$9,400,569	53	1.66	$177,369	7.303	350.72	618	83.3
Connecticut	$8,240,227	49	1.45	$168,168	7.133	345.87	605	73.6
Delaware	$1,984,195	14	0.35	$141,728	7.151	339.01	604	76.0
District of Columbia	$403,300	2	0.07	$201,650	7.565	359.73	579	74.7
Florida	$66,395,143	461	11.69	$144,024	7.465	348.82	600	76.6
Georgia	$7,608,767	67	1.34	$113,564	7.876	332.22	611	82.0
Hawaii	$5,783,953	25	1.02	$231,358	6.937	349.57	651	70.9
Idaho	$2,942,132	23	0.52	$127,919	7.562	341.04	630	80.9
Illinois	$12,770,115	88	2.25	$145,115	7.537	353.12	611	80.9
Indiana	$2,944,476	38	0.52	$77,486	8.376	309.50	615	85.4
Iowa	$1,437,661	16	0.25	$89,854	8.083	320.45	610	81.5
Kansas	$1,002,564	11	0.18	$91,142	7.798	307.09	603	82.9
Kentucky	$4,357,358	46	0.77	$94,725	8.333	319.64	596	82.1
Louisiana	$8,301,051	81	1.46	$102,482	7.891	335.32	609	82.7
Maine	$983,796	9	0.17	$109,311	7.136	358.54	615	71.7
Maryland	$8,022,099	41	1.41	$195,661	7.479	354.90	614	78.1
Massachusetts	$20,238,412	90	3.56	$224,871	6.772	355.55	591	67.8
Michigan	$5,449,514	60	0.96	$90,825	7.896	339.12	607	83.7
Minnesota	$3,424,754	22	0.60	$155,671	7.346	322.46	620	77.2
Mississippi	$3,658,226	33	0.64	$110,855	7.871	339.37	615	84.2
Missouri	$6,667,863	66	1.17	$101,028	7.953	333.13	596	81.2
Montana	$365,098	3	0.06	$121,699	7.035	359.75	599	80.5
Nebraska	$1,024,470	11	0.18	$93,134	7.660	279.48	631	86.3
Nevada	$15,615,883	80	2.75	$195,199	7.014	351.05	600	72.8
New Hampshire	$1,980,771	13	0.35	$152,367	6.997	348.94	616	75.2
New Jersey	$8,819,926	46	1.55	$191,738	7.145	354.89	601	73.2
New Mexico	$1,912,782	14	0.34	$136,627	7.857	348.08	617	82.0
New York	$24,252,392	108	4.27	$224,559	7.114	355.95	621	75.7
North Carolina	$7,657,452	65	1.35	$117,807	7.953	341.14	602	79.5
North Dakota	$96,000	1	0.02	$96,000	5.700	180.00	673	80.0
Ohio	$10,364,361	106	1.82	$97,777	8.008	329.79	599	82.2
Oklahoma	$5,459,831	51	0.96	$107,056	8.067	336.35	611	84.9

Group 1

Fixed $567,929,251

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Oregon	$7,952,674	48	1.40	$165,681	7.301	353.98	620	79.8
Pennsylvania	$14,230,994	109	2.51	$130,560	7.587	338.80	613	80.5
Rhode Island	$1,670,755	10	0.29	$167,076	7.047	358.99	609	67.6
South Carolina	$2,809,212	24	0.49	$117,050	8.131	352.38	616	83.3
South Dakota	$304,530	3	0.05	$101,510	8.805	359.45	626	86.8
Tennessee	$11,410,193	109	2.01	$104,681	7.790	334.24	608	84.9
Texas	$42,461,391	389	7.48	$109,155	7.767	340.93	618	80.8
Utah	$2,883,611	21	0.51	$137,315	7.290	340.81	600	77.6
Vermont	$408,968	4	0.07	$102,242	7.591	310.09	592	64.7
Virginia	$18,244,262	108	3.21	$168,928	7.604	348.18	587	78.8
Washington	$16,228,327	95	2.86	$170,824	7.400	353.79	608	80.2
West Virginia	$1,573,715	12	0.28	$131,143	7.924	316.29	588	80.3
Wisconsin	$4,786,075	42	0.84	$113,954	8.104	348.45	600	80.5
Wyoming	$1,029,445	7	0.18	$147,064	7.063	341.63	619	81.3
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$32,666,618	232	5.75	$140,804	6.796	342.53	594	41.4
50.01 - 55.00	$17,872,681	116	3.15	$154,075	6.769	344.23	595	52.9
55.01 - 60.00	$24,181,134	141	4.26	$171,497	6.835	342.60	597	57.7
60.01 - 65.00	$34,143,709	202	6.01	$169,028	6.942	343.11	593	63.1
65.01 - 70.00	$52,208,038	323	9.19	$161,635	7.094	346.21	597	68.2
70.01 - 75.00	$64,240,994	397	11.31	$161,816	7.206	345.15	600	73.5
75.01 - 80.00	$143,093,650	951	25.20	$150,467	7.357	346.93	617	79.3
80.01 - 85.00	$72,212,970	436	12.72	$165,626	7.457	348.39	606	83.9
85.01 - 90.00	$84,298,028	507	14.84	$166,268	7.488	351.29	620	89.1
90.01 - 95.00	$18,197,268	123	3.20	$147,945	8.050	351.74	620	94.0
95.01 - 100.00	$24,814,161	188	4.37	$131,990	8.039	355.49	643	99.7
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.001 - 5.500	$806,464	4	0.14	$201,616	5.500	358.20	647	56.1
5.501 - 6.000	$35,864,132	164	6.31	$218,684	5.926	353.30	638	70.1
6.001 - 6.500	$109,196,518	513	19.23	$212,859	6.361	353.17	623	70.9
6.501 - 7.000	$136,966,047	733	24.12	$186,857	6.815	350.33	615	73.9
7.001 - 7.500	$70,245,115	438	12.37	$160,377	7.324	347.20	611	76.9

Group 1

Fixed $567,929,251

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.501 - 8.000	$120,137,868	818	21.15	$146,868	7.791	349.76	600	79.9
8.001 - 8.500	$32,998,378	280	5.81	$117,851	8.326	337.70	589	81.5
8.501 - 9.000	$28,679,570	266	5.05	$107,818	8.797	334.66	593	82.7
9.001 - 9.500	$15,407,686	163	2.71	$94,526	9.300	322.89	575	84.3
9.501 - 10.000	$9,775,872	120	1.72	$81,466	9.805	317.77	567	82.7
10.001 - 10.500	$3,666,279	46	0.65	$79,702	10.332	337.16	547	83.3
10.501 - 11.000	$2,093,581	27	0.37	$77,540	10.758	310.46	568	84.3
11.001 - 11.500	$1,012,889	16	0.18	$63,306	11.270	311.41	581	82.4
11.501 - 12.000	$334,923	8	0.06	$41,865	11.798	266.38	553	75.3
12.001 - 12.500	$242,177	7	0.04	$34,597	12.343	216.90	569	72.2
12.501 - 13.000	$132,904	4	0.02	$33,226	12.833	278.35	581	71.0
13.001 - 13.500	$220,852	5	0.04	$44,170	13.177	319.23	523	75.8
13.501 - 14.000	$88,416	2	0.02	$44,208	13.781	283.97	536	73.1
> 14.000	$59,578	2	0.01	$29,789	14.974	178.46	625	80.9
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$452,418,819	2,951	79.66	$153,310	7.317	346.29	607	75.9
PUD	$73,987,643	416	13.03	$177,855	7.315	350.22	615	79.6
CND	$18,003,601	119	3.17	$151,291	7.129	352.51	613	74.4
2 FAM	$14,279,658	72	2.51	$198,329	6.966	356.92	635	73.1
3 FAM	$4,264,810	19	0.75	$224,464	6.980	356.80	609	65.9
MNF	$2,517,371	28	0.44	$89,906	8.179	322.70	605	62.6
CNDP	$1,517,344	6	0.27	$252,891	7.189	359.57	675	77.3
4 FAM	$940,004	5	0.17	$188,001	6.806	345.44	670	56.5
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$442,608,379	2,699	77.93	$163,990	7.248	346.45	604	74.3
PUR	$77,548,476	562	13.65	$137,987	7.568	355.61	634	84.8
RNC	$47,772,396	355	8.41	$134,570	7.370	341.35	616	78.8
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Group 1
Fixed $567,929,251
Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$561,125,652	3,542	98.80	$158,421	7.294	347.40	609	76.2
INV	$4,453,151	53	0.78	$84,022	7.845	341.82	635	72.7
2H	$2,350,447	21	0.41	$111,926	8.100	326.48	607	66.9
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$3,181,205	83	0.56	$38,328	9.273	100.77	612	65.7
121 - 180	$25,940,080	234	4.57	$110,855	7.568	179.19	592	74.3
181 - 300	$10,142,334	140	1.79	$72,445	8.739	268.77	613	71.4
301 - 360	$528,665,631	3,159	93.09	$167,352	7.249	358.51	610	76.4
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$446,412,939	2,914	78.60	$153,196	7.298	347.96	605	77.2
STATED INCOME	$121,389,641	700	21.37	$173,414	7.318	344.82	625	72.1
ALT	$126,670	2	0.02	$63,335	7.268	252.01	600	76.2
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$430,715	2	0.08	$215,357	7.525	323.12	809	68.9
781 - 800	$1,119,821	8	0.20	$139,978	6.518	338.86	788	76.5
761 - 780	$1,743,549	8	0.31	$217,944	7.239	349.08	770	78.3
741 - 760	$3,174,945	20	0.56	$158,747	6.795	349.54	750	84.1
721 - 740	$5,757,953	30	1.01	$191,932	6.638	349.94	732	81.2
701 - 720	$12,008,548	62	2.11	$193,686	6.832	350.15	710	79.2
681 - 700	$24,776,141	137	4.36	$180,848	6.862	346.62	689	80.2
661 - 680	$40,891,550	253	7.20	$161,627	6.992	343.35	671	77.8
641 - 660	$61,693,434	367	10.86	$168,102	7.024	353.22	650	78.5
621 - 640	$71,024,215	435	12.51	$163,274	7.086	350.53	630	77.8
601 - 620	$91,663,669	575	16.14	$159,415	7.238	350.53	610	77.5
581 - 600	$79,122,268	549	13.93	$144,121	7.453	344.91	591	76.9
561 - 580	$72,342,197	469	12.74	$154,248	7.407	347.12	571	73.9

Group 1
Fixed $567,929,251
Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
541 - 560	$48,382,426	313	8.52	$154,576	7.628	344.87	551	72.2
521 - 540	$32,585,511	232	5.74	$140,455	7.959	341.50	531	70.2
501 - 520	$20,663,831	147	3.64	$140,570	8.091	337.00	511	68.4
<= 500	$548,476	9	0.10	$60,942	8.817	263.45	495	72.3
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$416,892,528	2,630	73.41	$158,514	7.261	349.25	617	77.9
A-	$46,093,611	282	8.12	$163,453	7.330	341.74	591	73.2
B	$54,284,052	355	9.56	$152,913	7.439	337.81	589	71.7
C	$31,582,914	218	5.56	$144,876	7.575	347.09	583	67.4
C-	$16,399,170	109	2.89	$150,451	7.270	343.38	591	72.5
D	$2,676,975	22	0.47	$121,681	7.489	351.78	577	63.0
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$93,186,175	711	16.41	$131,064	7.710	344.44	606	77.7
6	$159,914	2	0.03	$79,957	6.947	355.00	582	73.0
12	$28,541,596	130	5.03	$219,551	7.171	353.20	616	76.7
24	$42,678,324	258	7.51	$165,420	7.402	349.01	601	79.3
30	$180,900	1	0.03	$180,900	7.900	360.00	635	90.0
36	$113,954,675	705	20.06	$161,638	7.191	346.35	616	75.1
42	$99,391	1	0.02	$99,391	7.450	178.00	588	46.1
48	$415,271	3	0.07	$138,424	6.282	354.92	594	88.8
60	$288,713,004	1,805	50.84	$159,952	7.213	347.74	608	75.5
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Group 3

ARM $363,805,592

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	1,557	
Total Outstanding Balance	$363,805,592	
Average Loan Balance	$233,658	$10,942 to $1,080,000
WA Mortgage Rate	7.411%	4.990% to 13.750%
Net WAC	6.902%	4.481% to 13.241%
ARM Characteristics		
WA Gross Margin	7.015%	3.982% to 10.750%
WA Months to First Roll	30	1 to 59
WA First Periodic Cap	1.719%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.427%	1.000% to 2.000%
WA Lifetime Cap	14.271%	7.000% to 19.875%
WA Lifetime Floor	7.392%	1.000% to 13.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	357	273 to 360
WA LTV	83.24%	11.96% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	610	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	70.71%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	29.39%	SFR	69.11%	FULL	65.62%	RCO	52.51%	OO	96.99%	A	81.70%	0	29.29%
FL	10.36%	PUD	21.24%	STATED	34.38%	PUR	43.40%	INV	1.60%	A-	7.43%	6	0.01%
TX	4.56%	CND	7.06%			RNC	4.09%	2H	1.41%	B	6.20%	12	6.18%
NY	4.18%	2 FAM	1.23%							C	3.30%	13	0.13%
IL	3.99%	MNF	0.58%							C-	1.19%	24	33.99%
										D	0.18%	30	0.19%
												36	28.80%
												60	1.40%

Group 3

ARM $363,805,592

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$5,101,416	18	1.40	$283,412	6.935	355.72	572	80.1
2/28 LIB6M	$69,355,725	343	19.06	$202,203	7.646	351.88	603	82.4
2/28 LIB6M - IO - 24	$51,024,263	156	14.03	$327,079	6.913	359.80	625	86.1
2/28 LIB6M - IO - 60	$5,663,724	19	1.56	$298,091	6.503	359.35	622	81.8
3/27 LIB6M	$155,304,991	749	42.69	$207,350	7.616	357.10	603	81.9
3/27 LIB6M - IO - 36	$73,718,045	258	20.26	$285,729	7.209	359.79	621	85.3
3/27 LIB6M - IO - 60	$3,501,050	13	0.96	$269,312	7.392	359.07	627	83.2
5/25 LIB6M	$136,377	1	0.04	$136,377	6.500	359.00	640	70.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$363,805,592	1,557	100.00	$233,658	7.411	357.06	610	83.2
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$195,747	10	0.05	$19,575	10.555	290.47	558	63.3
$25,000.01 - $50,000.00	$1,217,046	31	0.33	$39,260	10.060	290.62	584	74.5
$50,000.01 - $75,000.00	$3,721,141	58	1.02	$64,158	9.059	310.29	589	79.4
$75,000.01 - $100,000.00	$7,823,718	88	2.15	$88,906	8.260	341.62	587	82.5
$100,000.01 - $150,000.00	$37,528,322	298	10.32	$125,934	7.770	353.06	608	82.7
$150,000.01 - $200,000.00	$48,891,292	278	13.44	$175,868	7.744	356.60	602	83.6
$200,000.01 - $250,000.00	$45,176,391	201	12.42	$224,758	7.526	357.80	610	83.0
$250,000.01 - $300,000.00	$42,444,206	154	11.67	$275,612	7.277	358.69	609	84.3
$300,000.01 - $350,000.00	$41,116,699	127	11.30	$323,754	7.331	359.76	615	85.1
$350,000.01 - $400,000.00	$56,365,453	149	15.49	$378,292	7.226	359.32	609	82.7
$400,000.01 - $450,000.00	$30,420,727	72	8.36	$422,510	7.204	359.86	615	83.2
$450,000.01 - $500,000.00	$22,864,240	48	6.28	$476,338	6.966	359.87	607	81.8
$500,000.01 - $550,000.00	$8,880,433	17	2.44	$522,378	6.746	359.88	634	85.0
$550,000.01 - $600,000.00	$5,791,728	10	1.59	$579,173	6.703	359.70	634	83.1
$600,000.01 - $650,000.00	$5,669,550	9	1.56	$629,950	6.562	360.00	612	82.9
$650,000.01 - $700,000.00	$1,321,400	2	0.36	$660,700	6.990	360.00	638	90.5
$700,000.01 - $750,000.00	$715,000	1	0.20	$715,000	7.875	358.00	574	87.7
$800,000.01 - $850,000.00	$1,672,500	2	0.46	$836,250	6.564	360.00	626	68.6
> $900,000.00	$1,990,000	2	0.55	$995,000	7.835	360.00	625	78.6
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Group 3

ARM $363,805,592

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,284,061	16	0.63	$142,754	7.797	359.67	599	88.0
Alaska	$488,750	1	0.13	$488,750	6.750	359.00	565	85.0
Arizona	$13,950,003	66	3.83	$211,364	7.318	358.46	615	83.9
Arkansas	$1,315,875	9	0.36	$146,208	8.444	358.55	606	90.5
California	$106,912,389	304	29.39	$351,685	6.935	358.76	615	81.4
Colorado	$4,678,182	21	1.29	$222,771	7.229	355.80	634	84.5
Connecticut	$3,012,368	13	0.83	$231,721	8.366	359.19	569	82.4
Delaware	$1,149,022	4	0.32	$287,256	7.319	359.72	593	90.6
District of Columbia	$1,094,500	3	0.30	$364,833	7.596	360.00	612	75.5
Florida	$37,695,820	168	10.36	$224,380	7.613	358.02	604	83.0
Georgia	$11,261,649	55	3.10	$204,757	8.031	356.58	604	87.3
Hawaii	$2,187,159	8	0.60	$273,395	6.776	359.90	653	85.7
Idaho	$1,867,125	12	0.51	$155,594	7.427	346.82	609	80.6
Illinois	$14,506,855	67	3.99	$216,520	7.730	356.41	611	84.3
Indiana	$4,135,451	30	1.14	$137,848	8.121	347.47	614	85.5
Iowa	$1,150,742	10	0.32	$115,074	8.263	357.25	609	87.7
Kansas	$2,465,383	13	0.68	$189,645	8.632	359.24	589	94.3
Kentucky	$2,024,351	14	0.56	$144,596	7.469	350.43	619	79.6
Louisiana	$2,415,872	16	0.66	$150,992	8.036	353.75	604	90.5
Maine	$1,416,655	7	0.39	$202,379	7.453	359.48	624	85.2
Maryland	$10,154,918	31	2.79	$327,578	7.760	359.89	587	82.6
Massachusetts	$6,993,077	20	1.92	$349,654	7.441	359.57	588	83.4
Michigan	$8,732,612	47	2.40	$185,800	7.599	355.48	601	78.9
Minnesota	$5,518,670	22	1.52	$250,849	7.695	359.09	626	90.5
Mississippi	$988,241	9	0.27	$109,805	8.050	351.85	619	89.1
Missouri	$3,824,153	25	1.05	$152,966	8.123	355.54	612	86.8
Montana	$900,652	5	0.25	$180,130	7.752	359.88	571	82.8
Nebraska	$440,150	3	0.12	$146,717	7.786	360.00	595	89.7
Nevada	$13,779,974	52	3.79	$265,000	7.050	359.10	622	82.0
New Hampshire	$1,622,239	6	0.45	$270,373	7.492	359.89	587	89.7
New Jersey	$10,578,183	36	2.91	$293,838	7.832	358.23	606	83.4
New Mexico	$1,089,500	8	0.30	$136,188	7.612	348.81	584	84.0
New York	$15,200,026	49	4.18	$310,205	7.129	358.69	610	78.9
North Carolina	$4,207,113	35	1.16	$120,203	7.897	346.50	602	84.8
Ohio	$5,155,503	45	1.42	$114,567	8.193	342.98	599	83.7
Oklahoma	$1,707,184	12	0.47	$142,265	7.660	355.85	609	91.9
Oregon	$4,480,261	23	1.23	$194,794	7.361	353.99	638	85.0
Pennsylvania	$6,654,195	37	1.83	$179,843	7.159	354.37	611	85.8
Rhode Island	$1,398,966	6	0.38	$233,161	6.727	359.50	578	78.1
South Carolina	$2,158,957	14	0.59	$154,211	8.135	353.40	603	85.6
South Dakota	$377,866	3	0.10	$125,955	8.638	359.38	619	86.3
Tennessee	$5,897,516	36	1.62	$163,820	7.697	351.59	616	87.0
Texas	$16,599,942	103	4.56	$161,164	7.833	355.55	610	85.0
Utah	$2,831,773	13	0.78	$217,829	7.663	357.79	598	85.9
Vermont	$535,500	3	0.15	$178,500	7.265	360.00	524	64.3

Group 3

ARM $363,805,592

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Virginia	$5,673,369	21	1.56	$270,160	7.369	358.45	611	84.9
Washington	$8,149,892	40	2.24	$203,747	7.284	348.30	608	83.3
West Virginia	$823,332	5	0.23	$164,666	8.543	358.11	590	84.6
Wisconsin	$1,049,112	9	0.29	$116,568	8.196	357.83	586	80.6
Wyoming	$270,507	2	0.07	$135,254	7.138	359.52	576	80.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$3,279,748	21	0.90	$156,178	6.829	356.38	591	38.0
50.01 - 55.00	$3,374,654	16	0.93	$210,916	7.085	350.99	586	52.6
55.01 - 60.00	$4,284,630	18	1.18	$238,035	7.133	351.68	576	58.6
60.01 - 65.00	$9,030,231	36	2.48	$250,840	7.225	351.54	588	63.9
65.01 - 70.00	$13,532,689	70	3.72	$193,324	7.396	349.87	590	68.7
70.01 - 75.00	$23,475,433	101	6.45	$232,430	7.348	353.13	593	74.1
75.01 - 80.00	$129,158,877	578	35.50	$223,458	7.119	357.99	622	79.7
80.01 - 85.00	$39,281,605	163	10.80	$240,991	7.432	355.28	586	84.2
85.01 - 90.00	$72,322,475	278	19.88	$260,153	7.716	358.20	604	89.4
90.01 - 95.00	$33,461,634	129	9.20	$259,393	7.770	359.44	610	94.5
95.01 - 100.00	$32,603,615	147	8.96	$221,793	7.733	359.35	638	99.9
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$905,920	2	0.25	$452,960	4.997	358.13	617	91.6
5.001 - 5.500	$3,257,128	11	0.90	$296,103	5.425	359.42	624	76.1
5.501 - 6.000	$22,715,848	75	6.24	$302,878	5.879	359.78	630	78.2
6.001 - 6.500	$52,357,459	183	14.39	$286,106	6.347	359.72	627	79.8
6.501 - 7.000	$86,035,122	321	23.65	$268,022	6.811	359.76	620	82.2
7.001 - 7.500	$51,323,650	212	14.11	$242,093	7.287	359.60	616	82.8
7.501 - 8.000	$60,951,065	261	16.75	$233,529	7.796	358.47	602	86.0
8.001 - 8.500	$27,565,673	135	7.58	$204,190	8.299	355.41	590	86.0
8.501 - 9.000	$29,756,520	154	8.18	$193,224	8.777	352.62	584	87.7
9.001 - 9.500	$11,645,332	68	3.20	$171,255	9.277	348.42	598	84.8
9.501 - 10.000	$10,292,632	71	2.83	$144,967	9.777	342.07	565	85.5
10.001 - 10.500	$3,847,062	30	1.06	$128,235	10.242	330.32	576	83.4
10.501 - 11.000	$2,152,768	17	0.59	$126,633	10.806	323.47	557	84.8
11.001 - 11.500	$568,051	7	0.16	$81,150	11.359	314.90	545	82.4

Group 3

ARM $363,805,592

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$142,877	3	0.04	$47,626	11.718	298.12	541	69.0
12.001 - 12.500	$159,276	3	0.04	$53,092	12.332	297.42	612	75.3
12.501 - 13.000	$91,033	3	0.03	$30,344	12.825	299.80	561	70.1
13.501 - 14.000	$38,175	1	0.01	$38,175	13.750	310.00	506	65.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$251,440,183	1,094	69.11	$229,836	7.380	356.71	607	82.6
PUD	$77,278,125	309	21.24	$250,091	7.524	359.20	612	84.7
CND	$25,670,469	95	7.06	$270,215	7.172	359.30	630	86.1
2 FAM	$4,492,263	20	1.23	$224,613	7.563	356.07	610	81.6
MNF	$2,099,515	28	0.58	$74,983	9.171	303.71	602	76.1
CNDP	$1,796,076	7	0.49	$256,582	7.519	355.77	634	86.4
4 FAM	$937,462	3	0.26	$312,487	8.272	342.60	608	70.8
3 FAM	$91,500	1	0.03	$91,500	6.875	360.00	672	75.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$191,048,413	765	52.51	$249,736	7.318	356.95	597	80.8
PUR	$157,884,578	712	43.40	$221,748	7.513	358.03	626	86.2
RNC	$14,872,601	80	4.09	$185,908	7.534	348.30	602	82.9
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$352,842,607	1,502	96.99	$234,915	7.403	357.03	609	83.3
INV	$5,816,617	32	1.60	$181,769	7.710	356.55	641	81.5
2H	$5,146,368	23	1.41	$223,755	7.628	359.74	627	78.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Group 3

ARM $363,805,592

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
181 - 300	$13,544,184	155	3.72	$87,382	9.403	291.51	586	76.1
301 - 360	$350,261,408	1,402	96.28	$249,830	7.334	359.60	611	83.5
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$238,744,981	1,058	65.62	$225,657	7.309	357.11	602	84.6
STATED INCOME	$125,060,611	499	34.38	$250,622	7.606	356.97	625	80.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$118,242	1	0.03	$118,242	9.500	359.00	811	95.0
781 - 800	$885,599	3	0.24	$295,200	8.190	343.46	785	83.7
761 - 780	$2,096,598	8	0.58	$262,075	6.404	359.45	771	78.8
741 - 760	$2,159,486	9	0.59	$239,943	6.928	352.48	749	85.8
721 - 740	$6,200,175	23	1.70	$269,573	6.964	358.09	728	87.4
701 - 720	$8,048,226	32	2.21	$251,507	6.792	357.99	709	84.0
681 - 700	$12,730,809	51	3.50	$249,624	7.111	356.29	689	84.4
661 - 680	$21,350,083	92	5.87	$232,066	7.066	359.34	670	84.0
641 - 660	$33,514,329	145	9.21	$231,133	7.247	357.48	650	85.2
621 - 640	$55,661,941	222	15.30	$250,729	7.148	357.37	631	84.1
601 - 620	$64,831,102	266	17.82	$243,726	7.245	358.12	611	83.5
581 - 600	$52,956,276	219	14.56	$241,809	7.326	358.56	591	83.8
561 - 580	$42,011,881	179	11.55	$234,703	7.630	356.74	571	83.3
541 - 560	$26,213,782	117	7.21	$224,049	7.996	355.96	551	81.6
521 - 540	$21,090,545	105	5.80	$200,862	8.151	354.59	531	79.0
501 - 520	$11,219,124	63	3.08	$178,081	8.454	355.19	511	75.4
<= 500	$2,717,395	22	0.75	$123,518	9.189	320.94	484	83.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$297,219,717	1,252	81.70	$237,396	7.338	357.94	616	84.1
A-	$27,024,846	117	7.43	$230,982	7.801	352.03	586	82.7

Group 3

ARM $363,805,592

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
B	$22,541,390	104	6.20	$216,744	7.699	353.33	574	77.1
C	$12,015,279	59	3.30	$203,649	7.776	353.38	586	75.8
C-	$4,333,915	20	1.19	$216,696	7.305	357.94	573	78.4
D	$670,446	5	0.18	$134,089	8.506	357.04	558	77.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$106,568,020	449	29.29	$237,345	7.806	357.52	609	83.1
6	$27,497	1	0.01	$27,497	10.625	299.00	614	80.0
12	$22,472,844	92	6.18	$244,270	7.268	359.89	610	83.3
13	$476,314	2	0.13	$238,157	7.349	347.02	612	88.0
24	$123,667,549	475	33.99	$260,353	7.133	358.35	611	83.9
30	$708,781	3	0.19	$236,260	7.345	359.00	616	85.1
36	$104,782,395	483	28.80	$216,941	7.331	356.56	609	82.8
60	$5,102,191	52	1.40	$98,119	8.187	315.45	596	77.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$19,450,931	179	5.35	$108,664	8.782	310.09	579	78.2
13 - 18	17	$1,465,101	5	0.40	$293,020	7.057	352.71	587	81.2
19 - 24	24	$116,028,060	417	31.89	$278,245	7.138	359.74	616	84.2
25 - 31	29	$1,155,240	5	0.32	$231,048	6.873	353.41	641	88.2
32 - 37	36	$225,569,883	950	62.00	$237,442	7.439	359.78	609	83.2
>= 38	59	$136,377	1	0.04	$136,377	6.500	359.00	640	70.0
		$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$713,257	4	0.20	$178,314	7.139	349.54	581	85.4
4.001 - 5.000	$6,072,667	38	1.67	$159,807	6.946	345.12	614	69.9
5.001 - 6.000	$66,752,614	295	18.35	$226,280	6.836	352.84	611	77.4
6.001 - 7.000	$128,257,768	523	35.25	$245,235	7.037	357.30	618	83.0
7.001 - 8.000	$105,684,627	446	29.05	$236,961	7.638	358.81	608	85.8

Group 3

ARM $363,805,592

Detailed Report

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 9.000	$43,738,279	196	12.02	$223,154	8.327	359.62	591	87.2
9.001 - 10.000	$10,981,561	48	3.02	$228,783	9.309	359.68	595	87.3
10.001 - 11.000	$1,604,820	7	0.44	$229,260	10.299	359.81	570	91.2
7.015	**$363,805,592**	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 8.000	$227,000	1	0.06	$227,000	7.700	360.00	525	72.3
10.501 - 11.000	$282,920	1	0.08	$282,920	4.990	354.00	720	100.0
11.001 - 11.500	$555,416	3	0.15	$185,139	5.800	347.93	594	71.3
11.501 - 12.000	$2,375,097	9	0.65	$263,900	5.808	359.71	643	83.0
12.001 - 12.500	$7,937,911	33	2.18	$240,543	5.999	358.96	645	79.4
12.501 - 13.000	$32,015,326	117	8.80	$273,635	6.185	359.34	628	80.2
13.001 - 13.500	$53,738,664	189	14.77	$284,332	6.487	359.41	623	80.0
13.501 - 14.000	$84,497,897	316	23.23	$267,398	6.929	359.36	618	82.1
14.001 - 14.500	$50,602,158	214	13.91	$236,459	7.389	358.75	611	83.1
14.501 - 15.000	$54,056,654	234	14.86	$231,011	7.852	358.17	600	86.3
15.001 - 15.500	$23,950,978	120	6.58	$199,591	8.341	356.50	592	86.4
15.501 - 16.000	$28,286,373	146	7.78	$193,742	8.838	352.64	584	87.8
16.001 - 16.500	$10,583,331	55	2.91	$192,424	9.355	350.15	597	83.6
16.501 - 17.000	$9,510,536	63	2.61	$150,961	9.865	337.16	569	85.8
17.001 - 17.500	$2,730,004	26	0.75	$105,000	10.246	332.62	574	86.6
17.501 - 18.000	$1,549,894	15	0.43	$103,326	10.780	330.27	540	83.9
18.001 - 18.500	$474,070	5	0.13	$94,814	11.390	318.06	534	84.6
18.501 - 19.000	$142,877	3	0.04	$47,626	11.718	298.12	541	69.0
19.001 - 19.500	$159,276	3	0.04	$53,092	12.332	297.42	612	75.3
> 19.500	$129,208	4	0.04	$32,302	13.099	302.82	545	68.6
14.271	**$363,805,592**	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$6,726,393	26	1.85	$258,707	7.103	356.74	584	81.2
1.500	$299,240,838	1,262	82.25	$237,116	7.420	357.14	610	83.4
1.850	$257,389	1	0.07	$257,389	7.000	359.00	535	80.0
2.000	$3,445,353	15	0.95	$229,690	7.716	357.00	585	79.4
3.000	$54,135,619	253	14.88	$213,975	7.383	356.70	614	82.9

Group 3

ARM $363,805,592

Detailed Report

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Subsequent Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$53,225,284	252	14.63	$211,211	7.481	355.85	606	83.0
1.500	$310,372,308	1,304	85.31	$238,016	7.399	357.27	610	83.3
2.000	$208,000	1	0.06	$208,000	7.750	358.00	687	80.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$227,000	1	0.06	$227,000	7.700	360.00	525	72.3
4.001 - 5.000	$905,920	2	0.25	$452,960	4.997	358.13	617	91.6
5.001 - 6.000	$26,702,718	91	7.34	$293,436	5.857	359.24	631	77.9
6.001 - 7.000	$138,447,977	508	38.06	$272,535	6.646	359.39	622	81.3
7.001 - 8.000	$113,139,658	477	31.10	$237,190	7.572	358.84	608	84.6
8.001 - 9.000	$56,956,456	290	15.66	$196,402	8.568	354.11	587	86.9
9.001 - 10.000	$21,224,151	127	5.83	$167,119	9.553	345.82	584	85.1
> 10.000	$6,201,713	61	1.70	$101,667	10.644	328.80	559	83.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$2,588,276	30	0.71	$86,276	9.015	288.54	600	74.3
08/05	$4,255,503	46	1.17	$92,511	9.183	286.62	592	74.2
09/05	$1,892,861	23	0.52	$82,298	9.659	294.02	575	76.5
10/05	$2,240,556	26	0.62	$86,175	9.422	309.02	558	80.7
11/05	$3,500,345	29	0.96	$120,702	9.493	310.74	588	81.5
12/05	$4,973,389	25	1.37	$198,936	7.196	347.51	563	80.8
10/06	$948,484	3	0.26	$316,161	7.547	352.00	580	80.8
12/06	$516,617	2	0.14	$258,309	6.157	354.00	599	82.1
01/07	$287,717	1	0.08	$287,717	9.100	355.00	560	80.0
03/07	$479,790	2	0.13	$239,895	6.967	357.38	634	84.5
04/07	$4,054,155	15	1.11	$270,277	7.084	358.07	628	82.5
05/07	$19,652,055	83	5.40	$236,772	7.058	359.03	620	81.4

Group 3

ARM $363,805,592

Detailed Report

Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/07	$90,510,943	311	24.88	$291,032	7.157	360.00	614	85.0
07/07	$1,043,400	5	0.29	$208,680	6.759	360.00	653	75.0
11/07	$681,417	3	0.19	$227,139	7.707	353.00	636	85.7
12/07	$473,823	2	0.13	$236,911	5.675	354.00	649	91.9
02/08	$530,681	3	0.15	$176,894	6.380	356.00	551	76.1
03/08	$718,616	3	0.20	$239,539	7.303	357.00	607	80.9
04/08	$5,733,850	26	1.58	$220,533	7.525	358.03	603	81.6
05/08	$34,208,575	149	9.40	$229,588	7.619	359.03	606	81.8
06/08	$182,074,326	758	50.05	$240,204	7.403	360.00	610	83.5
07/08	$2,303,836	11	0.63	$209,440	7.718	360.00	596	84.5
05/10	$136,377	1	0.04	$136,377	6.500	359.00	640	70.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Group 2 & 3

ARM $878,049,241

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	4,856	
Total Outstanding Balance	$878,049,241	
Average Loan Balance	$180,817	$5,644 to $1,080,000
WA Mortgage Rate	7.427%	4.125% to 13.750%
Net WAC	6.918%	3.616% to 13.241%
ARM Characteristics		
WA Gross Margin	7.036%	3.480% to 11.470%
WA Months to First Roll	31	1 to 59
WA First Periodic Cap	1.751%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.417%	1.000% to 2.000%
WA Lifetime Cap	14.279%	7.000% to 20.750%
WA Lifetime Floor	7.412%	1.000% to 13.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	358	273 to 360
WA LTV	82.95%	11.96% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	606	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	71.07%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	24.93%	SFR	70.72%	FULL	67.98%	RCO	53.10%	OO	97.40%	A	81.83%	0	28.93%
FL	9.83%	PUD	17.00%	STATED	32.02%	PUR	43.26%	INV	1.57%	A-	6.11%	3	0.03%
IL	5.03%	CND	7.81%			RNC	3.64%	2H	1.03%	B	7.05%	6	0.02%
TX	3.99%	2 FAM	3.13%							C	3.64%	12	5.37%
GA	3.82%	3 FAM	0.55%							C-	1.12%	13	0.06%
										D	0.26%	24	32.32%
												30	0.16%
												36	32.53%
												60	0.58%

Group 2 & 3

ARM $878,049,241

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$15,282,503	67	1.74	$228,097	6.472	358.52	573	84.1
2/28 LIB6M	$164,213,991	959	18.70	$171,235	7.538	355.01	601	81.5
2/28 LIB6M - IO - 24	$94,022,810	368	10.71	$255,497	6.899	359.82	625	85.7
2/28 LIB6M - IO - 60	$17,224,157	73	1.96	$235,947	6.697	359.15	621	83.2
3/27 LIB6M	$413,006,062	2,583	47.04	$159,894	7.667	358.04	598	81.8
3/27 LIB6M - IO - 36	$164,215,108	750	18.70	$218,953	7.181	359.77	622	85.5
3/27 LIB6M - IO - 60	$9,555,093	53	1.09	$180,285	7.440	359.16	629	83.7
5/25 LIB6M	$529,517	3	0.06	$176,506	6.478	359.00	631	64.5
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$878,049,241	4,856	100.00	$180,817	7.427	358.03	606	83.0
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$290,559	16	0.03	$18,160	10.310	289.59	559	65.6
$25,000.01 - $50,000.00	$3,257,206	79	0.37	$41,230	9.477	311.28	583	73.4
$50,000.01 - $75,000.00	$21,515,558	332	2.45	$64,806	8.559	345.09	598	82.7
$75,000.01 - $100,000.00	$50,435,663	569	5.74	$88,639	8.005	353.96	599	83.2
$100,000.01 - $150,000.00	$167,090,206	1,344	19.03	$124,323	7.639	357.58	604	83.2
$150,000.01 - $200,000.00	$160,050,248	922	18.23	$173,590	7.509	358.69	603	82.9
$200,000.01 - $250,000.00	$129,276,222	578	14.72	$223,661	7.341	358.91	604	82.1
$250,000.01 - $300,000.00	$111,808,741	408	12.73	$274,041	7.141	359.35	606	83.1
$300,000.01 - $350,000.00	$84,072,747	259	9.57	$324,605	7.194	359.46	613	84.1
$350,000.01 - $400,000.00	$65,415,539	174	7.45	$375,951	7.215	359.37	614	82.7
$400,000.01 - $450,000.00	$32,973,702	78	3.76	$422,740	7.200	359.85	619	83.4
$450,000.01 - $500,000.00	$24,777,240	52	2.82	$476,485	7.005	359.88	608	82.2
$500,000.01 - $550,000.00	$9,925,433	19	1.13	$522,391	6.883	359.89	632	86.6
$550,000.01 - $600,000.00	$5,791,728	10	0.66	$579,173	6.703	359.70	634	83.1
$600,000.01 - $650,000.00	$5,669,550	9	0.65	$629,950	6.562	360.00	612	82.9
$650,000.01 - $700,000.00	$1,321,400	2	0.15	$660,700	6.990	360.00	638	90.5
$700,000.01 - $750,000.00	$715,000	1	0.08	$715,000	7.875	358.00	574	87.7
$800,000.01 - $850,000.00	$1,672,500	2	0.19	$836,250	6.564	360.00	626	68.6
> $900,000.00	$1,990,000	2	0.23	$995,000	7.835	360.00	625	78.6
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Group 2 & 3

ARM $878,049,241

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$4,927,364	43	0.56	$114,590	7.964	359.65	596	89.4
Alaska	$1,437,950	6	0.16	$239,658	7.445	359.66	584	91.4
Arizona	$30,892,164	182	3.52	$169,737	7.264	358.84	609	83.8
Arkansas	$2,529,696	21	0.29	$120,462	8.505	357.86	599	90.9
California	$218,932,750	779	24.93	$281,043	6.914	358.93	610	79.8
Colorado	$15,987,230	93	1.82	$171,906	7.129	358.40	625	84.1
Connecticut	$13,254,707	71	1.51	$186,686	7.631	357.95	601	81.6
Delaware	$3,900,530	21	0.44	$185,740	7.453	359.75	593	86.2
District of Columbia	$2,449,895	9	0.28	$272,211	7.549	359.91	613	77.7
Florida	$86,291,485	492	9.83	$175,389	7.531	358.71	608	83.8
Georgia	$33,517,938	224	3.82	$149,634	8.153	358.34	602	87.9
Hawaii	$7,046,751	21	0.80	$335,560	7.298	358.96	639	86.4
Idaho	$4,619,465	37	0.53	$124,850	7.317	352.65	614	84.3
Illinois	$44,188,474	262	5.03	$168,658	7.620	358.12	609	84.1
Indiana	$10,448,461	103	1.19	$101,441	8.144	349.84	607	85.8
Iowa	$1,916,821	20	0.22	$95,841	8.283	357.09	610	85.5
Kansas	$3,984,129	27	0.45	$147,560	8.711	356.55	599	90.7
Kentucky	$4,463,432	39	0.51	$114,447	7.593	353.85	612	81.8
Louisiana	$6,388,736	55	0.73	$116,159	8.000	356.53	595	90.3
Maine	$2,550,424	15	0.29	$170,028	7.237	359.25	612	82.8
Maryland	$30,145,669	142	3.43	$212,293	7.747	359.73	584	80.9
Massachusetts	$21,082,462	87	2.40	$242,327	7.084	359.22	593	79.7
Michigan	$24,858,851	192	2.83	$129,473	7.748	356.38	600	84.0
Minnesota	$16,752,615	89	1.91	$188,232	7.693	359.49	608	88.9
Mississippi	$2,733,894	26	0.31	$105,150	8.205	354.57	592	88.0
Missouri	$12,478,502	106	1.42	$117,722	8.044	357.11	608	86.6
Montana	$1,984,245	14	0.23	$141,732	7.826	357.99	580	86.8
Nebraska	$1,142,285	9	0.13	$126,921	7.524	360.00	620	84.6
Nevada	$30,060,646	137	3.42	$219,421	7.038	359.39	620	82.2
New Hampshire	$4,927,088	24	0.56	$205,295	7.366	359.77	599	83.1
New Jersey	$26,943,350	123	3.07	$219,052	7.850	359.13	601	81.0
New Mexico	$3,011,842	26	0.34	$115,840	7.795	355.80	586	84.7
New York	$32,403,701	126	3.69	$257,172	7.194	359.21	608	77.9
North Carolina	$12,262,989	104	1.40	$117,913	7.882	353.37	598	86.4
North Dakota	$383,684	5	0.04	$76,737	7.505	359.66	670	88.4
Ohio	$12,663,813	119	1.44	$106,419	7.925	352.01	599	85.6
Oklahoma	$4,025,578	38	0.46	$105,936	7.884	355.90	602	90.6
Oregon	$9,217,689	58	1.05	$158,926	7.301	354.97	627	85.0
Pennsylvania	$13,580,321	100	1.55	$135,803	7.480	355.39	599	85.4
Rhode Island	$2,195,966	11	0.25	$199,633	6.885	359.68	568	76.3
South Carolina	$5,335,453	41	0.61	$130,133	8.015	357.11	596	85.8
South Dakota	$377,866	3	0.04	$125,955	8.638	359.38	619	86.3
Tennessee	$13,001,937	98	1.48	$132,673	7.740	354.56	608	88.4
Texas	$35,061,890	288	3.99	$121,743	7.867	357.16	609	85.5
Utah	$9,186,029	66	1.05	$139,182	7.343	358.03	625	84.7

Group 2 & 3

ARM $878,049,241

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Vermont	$1,145,250	7	0.13	$163,607	7.569	360.00	567	77.9
Virginia	$23,861,770	124	2.72	$192,434	7.375	359.07	601	82.5
Washington	$19,142,764	105	2.18	$182,312	7.213	354.30	606	83.7
West Virginia	$2,067,147	14	0.24	$147,653	8.115	359.25	592	84.9
Wisconsin	$5,323,856	47	0.61	$113,274	8.440	356.47	593	82.9
Wyoming	$961,690	7	0.11	$137,384	7.630	354.51	583	85.7
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$10,611,688	82	1.21	$129,411	7.002	354.61	584	40.7
50.01 - 55.00	$7,228,445	41	0.82	$176,304	7.038	355.66	590	52.8
55.01 - 60.00	$14,161,271	81	1.61	$174,831	7.041	356.15	574	58.3
60.01 - 65.00	$27,077,813	141	3.08	$192,041	7.180	356.27	581	63.5
65.01 - 70.00	$35,998,571	205	4.10	$175,603	7.305	354.85	580	68.5
70.01 - 75.00	$63,145,645	342	7.19	$184,636	7.340	355.52	585	74.0
75.01 - 80.00	$304,265,325	1,742	34.65	$174,664	7.143	358.54	619	79.7
80.01 - 85.00	$90,877,126	479	10.35	$189,723	7.507	356.91	584	84.3
85.01 - 90.00	$156,370,406	774	17.81	$202,029	7.662	358.57	602	89.5
90.01 - 95.00	$71,505,213	383	8.14	$186,698	7.931	359.58	608	94.6
95.01 - 100.00	$96,807,739	586	11.03	$165,201	7.794	359.62	632	99.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$119,760	1	0.01	$119,760	4.125	360.00	600	80.0
4.501 - 5.000	$1,408,720	4	0.16	$352,180	4.919	358.79	613	87.9
5.001 - 5.500	$10,675,391	47	1.22	$227,136	5.403	359.62	614	75.2
5.501 - 6.000	$55,319,187	246	6.30	$224,875	5.870	359.73	623	78.0
6.001 - 6.500	$116,846,137	525	13.31	$222,564	6.351	359.68	624	79.4
6.501 - 7.000	$191,787,989	923	21.84	$207,788	6.816	359.67	619	81.8
7.001 - 7.500	$143,057,339	787	16.29	$181,776	7.308	359.64	612	82.4
7.501 - 8.000	$148,950,419	840	16.96	$177,322	7.791	359.02	601	85.3
8.001 - 8.500	$75,002,733	483	8.54	$155,285	8.310	356.96	591	86.3
8.501 - 9.000	$67,625,767	451	7.70	$149,946	8.782	355.29	578	87.0
9.001 - 9.500	$27,849,746	203	3.17	$137,191	9.274	353.22	582	86.3
9.501 - 10.000	$24,291,244	200	2.77	$121,456	9.783	347.58	566	86.6
10.001 - 10.500	$7,209,033	66	0.82	$109,228	10.257	332.04	568	83.3

Group 2 & 3

ARM $878,049,241

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$4,254,580	41	0.48	$103,770	10.811	336.79	555	83.8
11.001 - 11.500	$1,909,924	18	0.22	$106,107	11.329	341.49	555	85.5
11.501 - 12.000	$938,812	10	0.11	$93,881	11.761	345.60	566	87.0
12.001 - 12.500	$476,639	6	0.05	$79,440	12.221	325.80	565	86.3
12.501 - 13.000	$91,033	3	0.01	$30,344	12.825	299.80	561	70.1
13.501 - 14.000	$234,787	2	0.03	$117,394	13.750	351.03	632	90.1
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$620,964,783	3,557	70.72	$174,575	7.430	357.71	603	82.8
PUD	$149,251,140	742	17.00	$201,147	7.444	359.31	609	84.1
CND	$68,533,100	361	7.81	$189,842	7.259	359.43	622	84.4
2 FAM	$27,448,023	126	3.13	$217,841	7.453	359.17	622	79.1
3 FAM	$4,856,200	19	0.55	$255,589	7.300	359.90	634	76.0
CNDP	$3,630,202	18	0.41	$201,678	8.057	357.50	619	85.4
MNF	$2,099,515	28	0.24	$74,983	9.171	303.71	602	76.1
4 FAM	$1,266,280	5	0.14	$253,256	8.186	346.88	621	68.6
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$466,234,680	2,413	53.10	$193,218	7.338	357.84	592	79.9
PUR	$379,815,673	2,237	43.26	$169,788	7.536	358.72	625	86.7
RNC	$31,998,889	206	3.64	$155,334	7.419	352.65	603	82.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$855,224,761	4,714	97.40	$181,422	7.417	358.02	606	83.0
INV	$13,756,441	94	1.57	$146,345	7.822	358.46	630	79.9
2H	$9,068,039	48	1.03	$188,917	7.753	358.70	618	81.0
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Group 2 & 3

ARM $878,049,241

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
181 - 300	$20,709,163	257	2.36	$80,580	9.394	290.73	585	76.0
301 - 360	$857,340,078	4,599	97.64	$186,419	7.379	359.66	607	83.1
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$596,935,096	3,446	67.98	$173,226	7.350	358.00	599	84.2
STATED INCOME	$281,114,145	1,410	32.02	$199,372	7.590	358.09	623	80.2
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$183,242	2	0.02	$91,621	8.728	359.35	813	81.7
781 - 800	$2,270,599	10	0.26	$227,060	7.456	353.46	786	89.3
761 - 780	$3,407,723	17	0.39	$200,454	6.702	359.55	771	78.5
741 - 760	$6,760,352	33	0.77	$204,859	7.033	357.30	749	84.9
721 - 740	$11,966,128	56	1.36	$213,681	6.995	358.64	728	87.7
701 - 720	$16,714,837	86	1.90	$194,359	6.880	358.90	710	85.0
681 - 700	$31,079,025	166	3.54	$187,223	7.077	357.99	690	85.1
661 - 680	$48,627,834	265	5.54	$183,501	7.098	359.10	670	84.1
641 - 660	$81,162,250	437	9.24	$185,726	7.126	358.04	650	83.8
621 - 640	$119,510,349	631	13.61	$189,398	7.154	358.03	630	84.9
601 - 620	$144,686,529	767	16.48	$188,640	7.258	358.62	611	84.1
581 - 600	$140,303,444	785	15.98	$178,731	7.357	358.85	591	83.5
561 - 580	$106,590,771	609	12.14	$175,026	7.663	358.08	571	82.7
541 - 560	$74,466,668	440	8.48	$169,242	7.967	357.42	551	80.8
521 - 540	$51,796,278	309	5.90	$167,625	8.118	357.00	531	78.4
501 - 520	$34,475,841	208	3.93	$165,749	8.295	356.82	511	73.9
<= 500	$4,047,372	35	0.46	$115,639	8.894	326.55	489	77.3
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$718,486,734	3,958	81.83	$181,528	7.360	358.64	613	84.0
A-	$53,621,424	297	6.11	$180,544	7.804	353.38	578	81.4

Group 2 & 3

ARM $878,049,241

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
B	$61,883,765	351	7.05	$176,307	7.716	356.22	572	77.8
C	$31,932,520	180	3.64	$177,403	7.678	356.13	577	74.7
C-	$9,808,926	55	1.12	$178,344	7.468	357.68	577	76.7
D	$2,315,873	15	0.26	$154,392	7.903	354.10	562	67.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$254,012,229	1,410	28.93	$180,151	7.829	358.51	604	83.3
3	$229,500	1	0.03	$229,500	8.300	359.00	691	90.0
6	$196,302	3	0.02	$65,434	9.166	292.22	622	73.1
12	$47,142,065	245	5.37	$192,417	7.255	359.82	607	81.6
13	$527,203	3	0.06	$175,734	7.376	347.98	607	84.7
24	$283,804,617	1,412	32.32	$200,995	7.139	358.60	608	83.2
30	$1,361,867	7	0.16	$194,552	7.738	359.00	611	87.3
36	$285,673,268	1,723	32.53	$165,800	7.366	357.56	607	82.7
60	$5,102,191	52	0.58	$98,119	8.187	315.45	596	77.7
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$36,796,997	330	4.19	$111,506	8.195	319.82	579	79.9
13 - 18	17	$2,717,351	14	0.31	$194,097	7.162	352.81	583	81.7
19 - 24	24	$261,053,713	1,253	29.73	$208,343	7.168	359.68	612	83.2
25 - 31	30	$2,005,486	13	0.23	$154,268	6.971	353.81	633	87.9
32 - 37	36	$574,946,178	3,243	65.48	$177,288	7.499	359.77	605	83.0
>= 38	59	$529,517	3	0.06	$176,506	6.478	359.00	631	64.5
		$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$5,741,698	32	0.65	$179,428	6.725	358.57	585	78.0
4.001 - 5.000	$18,399,555	110	2.10	$167,269	6.612	350.58	599	70.2
5.001 - 6.000	$147,174,153	808	16.76	$182,146	6.829	355.17	606	76.9
6.001 - 7.000	$293,667,150	1,497	33.45	$196,170	7.029	357.99	617	82.3

Group 2 & 3

ARM $878,049,241

Detailed Report

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.001 - 8.000	$273,487,598	1,540	31.15	$177,589	7.670	359.27	607	85.7
8.001 - 9.000	$108,310,638	660	12.34	$164,107	8.292	359.68	588	86.7
9.001 - 10.000	$27,536,109	182	3.14	$151,297	9.323	359.71	580	88.4
10.001 - 11.000	$3,206,750	23	0.37	$139,424	10.364	359.55	571	89.6
11.001 - 12.000	$525,591	4	0.06	$131,398	11.224	359.75	555	85.8
7.036	**$878,049,241**	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 8.000	$227,000	1	0.03	$227,000	7.700	360.00	525	72.3
10.501 - 11.000	$562,628	2	0.06	$281,314	5.368	356.49	677	85.1
11.001 - 11.500	$1,068,909	7	0.12	$152,701	5.790	346.73	600	74.6
11.501 - 12.000	$7,743,889	39	0.88	$198,561	5.883	359.28	628	79.7
12.001 - 12.500	$23,020,701	113	2.62	$203,723	5.945	359.29	629	77.7
12.501 - 13.000	$75,424,345	358	8.59	$210,683	6.207	359.19	621	79.2
13.001 - 13.500	$121,780,342	563	13.87	$216,306	6.514	359.44	621	79.6
13.501 - 14.000	$190,346,343	930	21.68	$204,673	6.944	359.41	617	82.0
14.001 - 14.500	$138,471,659	775	15.77	$178,673	7.403	359.20	609	82.7
14.501 - 15.000	$134,206,561	763	15.28	$175,893	7.860	358.90	598	85.6
15.001 - 15.500	$65,557,152	421	7.47	$155,718	8.362	357.57	590	86.6
15.501 - 16.000	$61,161,819	409	6.97	$149,540	8.849	355.28	578	87.4
16.001 - 16.500	$24,799,684	173	2.82	$143,351	9.330	354.28	583	86.0
16.501 - 17.000	$20,909,577	172	2.38	$121,567	9.830	345.09	568	87.0
17.001 - 17.500	$5,763,952	58	0.66	$99,378	10.260	332.97	568	85.1
17.501 - 18.000	$3,475,681	36	0.40	$96,547	10.806	340.48	543	82.9
18.001 - 18.500	$1,815,943	16	0.21	$113,496	11.336	343.69	552	86.2
18.501 - 19.000	$910,596	9	0.10	$101,177	11.757	347.14	568	86.9
19.001 - 19.500	$476,639	6	0.05	$79,440	12.221	325.80	565	86.3
> 19.500	$325,820	5	0.04	$65,164	13.492	336.72	612	84.5
14.279	**$878,049,241**	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$19,184,543	90	2.18	$213,162	6.701	358.60	581	83.7
1.500	$697,722,605	3,814	79.46	$182,937	7.447	358.03	607	83.2
1.850	$257,389	1	0.03	$257,389	7.000	359.00	535	80.0
2.000	$11,140,658	61	1.27	$182,634	7.519	358.26	608	82.8

Group 2 & 3

ARM $878,049,241

Detailed Report

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.900	$103,793	1	0.01	$103,793	7.425	358.00	599	90.0
3.000	$149,640,255	889	17.04	$168,324	7.417	357.93	607	81.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Subsequent Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$145,663,113	861	16.59	$169,179	7.425	357.30	602	82.4
1.500	$731,641,628	3,991	83.33	$183,323	7.426	358.18	607	83.1
2.000	$744,500	4	0.08	$186,125	8.022	358.93	674	84.1
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$227,000	1	0.03	$227,000	7.700	360.00	525	72.3
4.001 - 5.000	$1,808,188	6	0.21	$301,365	4.995	358.91	615	84.6
5.001 - 6.000	$67,602,359	306	7.70	$220,923	5.826	359.33	622	77.5
6.001 - 7.000	$308,857,044	1,458	35.18	$211,836	6.651	359.39	621	80.9
7.001 - 8.000	$293,705,868	1,638	33.45	$179,308	7.563	359.19	606	83.9
8.001 - 9.000	$140,928,139	923	16.05	$152,685	8.546	356.45	584	86.6
9.001 - 10.000	$50,687,947	383	5.77	$132,345	9.528	351.32	575	86.7
> 10.000	$14,232,697	141	1.62	$100,941	10.788	337.80	560	84.4
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$3,901,814	52	0.44	$75,035	9.027	288.33	590	74.1
08/05	$6,952,224	83	0.79	$83,762	9.265	287.41	590	75.0
09/05	$3,753,525	48	0.43	$78,198	9.664	292.16	579	77.5
10/05	$2,728,164	32	0.31	$85,255	9.361	305.73	568	79.8
11/05	$4,469,868	36	0.51	$124,163	8.996	317.42	589	80.7
12/05	$14,991,401	79	1.71	$189,765	6.664	353.26	570	84.1
10/06	$1,279,676	5	0.15	$255,935	7.516	352.00	579	80.4
11/06	$680,555	5	0.08	$136,111	6.974	353.00	571	81.6
12/06	$757,120	4	0.09	$189,280	6.733	354.00	602	83.9
01/07	$701,016	4	0.08	$175,254	8.292	355.00	561	82.5

Group 2 & 3

ARM $878,049,241

Detailed Report

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/07	$283,737	1	0.03	$283,737	6.625	356.00	538	85.0
03/07	$2,134,979	14	0.24	$152,498	7.414	357.08	617	88.1
04/07	$11,647,307	60	1.33	$194,122	7.123	358.04	621	82.5
05/07	$51,528,454	272	5.87	$189,443	7.140	359.03	612	81.1
06/07	$193,034,071	891	21.98	$216,649	7.174	360.00	612	83.8
07/07	$1,724,150	11	0.20	$156,741	6.920	360.00	639	80.6
11/07	$779,022	4	0.09	$194,756	7.850	353.13	622	87.5
12/07	$927,383	6	0.11	$154,564	6.493	354.00	628	89.6
01/08	$299,080	3	0.03	$99,693	6.160	355.00	676	83.6
02/08	$634,196	4	0.07	$158,549	6.513	356.00	571	76.7
03/08	$2,592,331	17	0.30	$152,490	7.135	357.08	583	73.6
04/08	$14,813,677	91	1.69	$162,788	7.592	358.03	607	81.0
05/08	$97,773,211	560	11.14	$174,595	7.563	359.03	609	82.3
06/08	$452,086,769	2,532	51.49	$178,549	7.484	360.00	605	83.3
07/08	$7,045,994	39	0.80	$180,667	7.545	360.00	603	82.9
05/10	$529,517	3	0.06	$176,506	6.478	359.00	631	64.5
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2005-7

ABS New Transaction

Computational Materials

$2,138,899,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-7

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information regarding the assets herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date: June [21], 2005*

$2,138,899,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-7

Class [(1)]	Principal Amount[(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(4)]	Last Scheduled Distribution Date	Certificate Type
AF-1A[(5)]	$115,383,000.00	0.75 / 0.75	1 - 17 / 1 - 17	AAA/Aaa	Sep 2021	Floating Rate Senior Sequential
AF-1B[(5)]	$115,382,000.00	0.75 / 0.75	1 - 17 / 1 - 17	AAA/Aaa	Sep 2021	Fixed Rate Senior Sequential
AF-2[(5)]	$184,311,000.00	2.00 / 2.00	17 - 32 / 17 - 32	AAA/Aaa	Feb 2029	Fixed Rate Senior Sequential
AF-3[(5)]	$57,564,000.00	3.00 / 3.00	32 - 41 / 32 - 41	AAA/Aaa	Mar 2031	Fixed Rate Senior Sequential
AF-4[(5)]	$122,530,000.00	5.00 / 5.09	5.00 / 5.09	AAA/Aaa	Sep 2034	Fixed Rate Senior Sequential
AF-5[(5)]	$45,004,000.00	7.41 / 12.81	7.41 / 12.81	AAA/Aaa	Oct 2035	Fixed Rate Senior Sequential
AF-6[(5)]	$84,400,000.00	6.27 / 6.73	6.27 / 6.73	AAA/Aaa	Aug 2035	Fixed Rate Senior Lockout
MF-1[(5)]	$24,054,000.00	5.56 / 6.54	5.56 / 6.54	[AA+/Aa1]	Aug 2035	Fixed Rate Mezzanine
MF-2[(5)]	$22,788,000.00	5.56 / 6.51	5.56 / 6.51	[AA/Aa2]	Jul 2035	Fixed Rate Mezzanine
MF-3[(5)]	$14,348,000.00	5.56 / 6.48	5.56 / 6.48	[AA-/Aa3]	Jun 2035	Fixed Rate Mezzanine
MF-4[(5)]	$13,082,000.00	5.56 / 6.44	5.56 / 6.44	[A+/A1]	Jun 2035	Fixed Rate Mezzanine
MF-5[(5)]	$11,394,000.00	5.56 / 6.40	5.56 / 6.40	[A/A2]	May 2035	Fixed Rate Mezzanine
MF-6[(5)]	$9,706,000.00	5.56 / 6.34	5.56 / 6.34	[A-/A3]	Mar 2035	Fixed Rate Mezzanine
MF-7[(5)]	$9,284,000.00	5.56 / 6.27	5.56 / 6.27	[BBB+/Baa1]	Feb 2035	Fixed Rate Mezzanine
MF-8[(5)]	$6,330,000.00	5.56 / 6.16	5.56 / 6.16	[BBB/Baa2]	Dec 2034	Fixed Rate Mezzanine
BF[(5)]	$8,440,000.00	5.56 / 6.00	5.56 / 6.00	[BBB-/Baa3]	Sep 2034	Fixed Rate Subordinate
2-AV-1[(6)]	$463,904,000.00	2.17 / 2.27	1 - 89 / 1 - 173	AAA/Aaa	Nov 2035	Floating Rate Super Senior
2-AV-2[(6)]	$115,976,000.00	2.17 / 2.27	1 - 89 / 1 - 173	AAA/Aaa	Nov 2035	Floating Rate Senior Support
3-AV-1[(7)]	$188,873,000.00	0.80 / 0.80	1 - 18 / 1 - 18	AAA/Aaa	Nov 2025	Floating Rate Senior
3-AV-2[(7)]	$192,326,000.00	2.50 / 2.50	18 - 66 / 18 - 66	AAA/Aaa	Jun 2034	Floating Rate Senior
3-AV-3[(7)]	$35,399,000.00	6.89 / 8.11	66 - 89 / 66 - 173	AAA/Aaa	Nov 2035	Floating Rate Senior
MV-1[(8)]	$69,871,000.00	4.95 / 5.26	45 - 89 / 45 - 152	[AA+/Aa1]	Oct 2035	Floating Rate Mezzanine
MV-2[(8)]	$62,035,000.00	4.72 / 5.01	41 - 89 / 41 - 145	[AA/Aa2]	Oct 2035	Floating Rate Mezzanine
MV-3[(8)]	$21,549,000.00	4.64 / 4.92	40 - 89 / 40 - 136	[AA-/Aa3]	Sep 2035	Floating Rate Mezzanine
MV-4[(8)]	$33,303,000.00	4.60 / 4.87	39 - 89 / 39 - 133	[A+/A1]	Sep 2035	Floating Rate Mezzanine
MV-5[(8)]	$23,508,000.00	4.58 / 4.83	39 - 89 / 39 - 127	[A/A2]	Sep 2035	Floating Rate Mezzanine
MV-6[(8)]	$16,978,000.00	4.55 / 4.78	38 - 89 / 38 - 121	[A-/A3]	Aug 2035	Floating Rate Mezzanine
MV-7[(8)]	$18,937,000.00	4.55 / 4.75	38 - 89 / 38 - 117	[BBB+/A3]	Aug 2035	Floating Rate Mezzanine
MV-8[(8)]	$20,243,000.00	4.55 / 4.70	37 - 89 / 37 - 111	[BBB/Baa1]	Jul 2035	Floating Rate Mezzanine
MV-9[(8)]	$16,325,000.00	4.53 / 4.62	37 - 89 / 37 - 103	[BBB-/Baa2]	Jun 2035	Floating Rate Mezzanine
BV[(8)]	$15,672,000.00	4.51 / 4.53	37 - 89 / 37 - 94	[Baa3]	Apr 2034	Floating Rate Subordinate
Total:	**$2,138,899,000**					

(1) The margins on the Class 2-AV-1, Class 2-AV-2, Class 3-AV-1, Class 3-AV-2 and Class 3-AV-3 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupons on the Class AF-5 Certificates increase by 0.50% after the Clean-up Call date.

(2) The principal balance of each Class of Certificates is subject to a 10% variance.

(3) See "Pricing Prepayment Speed" below.

(4) Rating Agency Contacts: [David Glehan, Standard & Poors, 212.438.7324; Rachel Peng, *Moody's Ratings,* (212) 553-3831].

*(5) The Class AF-1A, Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, the **"Class AF Certificates"**) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates (collectively the **"Fixed Rate Subordinate Certificates"**) are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Fixed Rate Certificates Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*

*(6) The Class 2-AV-1 and Class 2-AV-2 Certificates (collectively the **"Class 2-AV Certificates"**) are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Floating Rate Certificates Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*

*(7) The Class 3-AV-1, Class 3-AV-2 and Class 3-AV-3 Certificates (collectively the **"Class 3-AV Certificates"**) are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Floating Rate Certificates Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group(s).*

*(8) The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates (collectively, the **"Floating Rate Subordinate Certificates"** and, together with the Fixed Rate Subordinate Certificates, the **"Subordinate Certificates"**) are backed by the cashflows from the Group 2 and Group 3 Mortgage Loans.*

Trust:	Asset-Backed Certificates, Series 2005-7.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Greenwich Capital Markets, Inc. (Co- Manager) and Bear Stearns & Co. Inc. (Co-Manager).
Trustee:	The Bank of New York, a New York banking corporation.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Class AF Certificates (other than the Class AF-1A Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Class AF-1A, Class 2-AV and Class 3-AV Certificates and the Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 2-AV Certificates and Class 3-AV Certificates (the ***"Class AV Certificates"***) and the Class AF Certificates are referred to herein as the ***"Senior Certificates."***
Offered Certificates:	The Senior Certificates and the Subordinate Certificates are together referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class CF, Class PF, Class CV, Class PV and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Certificates (other than the Class A-R Certificates) will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and the Euroclear System.
Statistical Pool Calculation Date:	June [1], 2005.
Cut-off Date:	As to any Mortgage Loan, the later of June 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	June [22], 2005.
Expected Closing Date:	June [28], 2005.
Expected Settlement Date:	June [28], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2005.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from June 1, 2005 up to, but not including, the Settlement Date.

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).

ERISA Eligibility: The Offered Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.

SMMEA Eligibility: The Senior Certificates, Class [MF-1, Class MF-2, Class MF-3, Class MV-1, Class MV-2 and the Class MV-3] Certificates will constitute "mortgage related securities" for the purposes of SMMEA. The remaining Certificates will not constitute "mortgage related securities" for purposes of SMMEA

Optional Termination: The "***Clean-up Call***" may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the original Pre-Funded Amount and the aggregate principal balance of the Closing Date Pool as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans (Group 1)
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans (Group 2 and Group 3)
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 22% CPR for each month thereafter, building to 28% CPR in month 12 and remaining constant at 28% CPR until month 33, increasing to and remaining constant at 50% CPR from month 34 until month 38, decreasing 1/4th of 20% CPR for each month thereafter, decreasing to 30% CPR in Month 42 and remaining constant at 30% CPR from month 43 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Closing Date Pool***"). The characteristics of the Closing Date Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $1,445,978,492 (the "***Mortgage Loans***") of which: (i) approximately $567,929,251 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***" or "***Fixed Rate Mortgage Loans***"), (ii) approximately $514,243,649 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 2 Mortgage Loans***"), and (iii) approximately $363,805,592 were adjustable rate non-conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 3 Mortgage Loans***" and, together with the Group 2 and Group 3 Mortgage Loans, the "***Adjustable Rate Mortgage Loans***").

Pre-Funded Amount:

A deposit of not more than $[537,500,000] (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through August [12], 2005 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool will vary from the characteristics of the Closing Date Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately [$844,000,000] of Group 1 Mortgage Loans, approximately [$760,000,000] of Group 2 Mortgage Loans and approximately [$546,000,000] of Group 3 Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the applicable Senior Certificates on the immediately following Distribution Date.

Pass-Through Rate:

The Pass-Through Rate for each class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such class and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap:

The ***"Net Rate Cap"*** is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

Class	
AF and Fixed Rate Subordinate	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted, in the case of the Class AF-1A Certificates, to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-AV	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans and Group 3 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans plus the amounts in the Pre-Funding Account allocable to the Group 2 Mortgage Loans and Group 3 Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any class of Senior Certificates and Subordinate Certificates and any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the related loan groups, as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Floating Rate Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include payment from four Corridor Contracts for the benefit of the Class AF-1A, Class 2-AV, Class 3-AV and Floating Rate Subordinate Certificates (the ***"Class AF-1A Corridor Contract," "Class 2-AV Corridor Contract," "Class 3-AV Corridor Contract,"*** and ***"Floating Rate Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related class(es) of Certificates. After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1A Corridor Contract will be available to pay the holders of the Class AF-1A Certificates the related Net Rate Carryover, (b) the Class 2-AV Corridor Contract will be available to pay the holders of the Class 2-AV Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, (c) the Class 3-AV Corridor Contract will be available to pay the holders of the Class 3-AV Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (d) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the related Class of Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Initial Target Subordination	Target Subordination at Stepdown
AF	AAA/Aaa	16.40%	32.80%
MF-1	[AA+/Aa1]	13.55%	27.10%
MF-2	[AA/Aa2]	10.85%	21.70%
MF-3	[AA-/Aa3]	9.15%	18.30%
MF-4	[A+/A1]	7.60%	15.20%
MF-5	[A/A2]	6.25%	12.50%
MF-6	[A-/A3]	5.10%	10.20%
MF-7	[BBB+/Baa1]	4.00%	8.00%
MF-8	[BBB/Baa2]	3.25%	6.50%
BF	[BBB-/Baa3]	2.25%	4.50%
2-AV / 3-AV	AAA/Aaa	25.95%	51.90%
MV-1	[AA+/Aa1]	20.60%	41.20%
MV-2	[AA/Aa2]	15.85%	31.70%
MV-3	[AA-/Aa3]	14.20%	28.40%
MV-4	[A+/A1]	11.65%	23.30%
MV-5	[A/A2]	9.85%	19.70%
MV-6	[A-/A3]	8.55%	17.10%
MV-7	[BBB+/A3]	7.10%	14.20%
MV-8	[BBB/Baa1]	5.55%	11.10%
MV-9	[BBB-/Baa2]	4.30%	8.60%
BV	[Baa3]	3.10%	6.20%

Subordination: The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower class designation. The Class 2-AV-2 Certificates will provide additional credit support to the Class 2-AV-1 Certificates.

Fixed Rate Overcollateralization Target: Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.25% of the aggregate principle balance of the Fixed Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount (approximately [$211,000,000]) allocable to Loan Group 1 (the ***"Initial Fixed Rate O/C Target"***). The initial amount of fixed rate overcollateralization will be 0.00%.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 4.50% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Fixed Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to Loan Group 1.

However, if a Fixed Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

Adjustable Rate Overcollateralization Target: Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 3.10% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount (approximately [$326,500,000]) allocable to the Adjustable Rate Mortgage Loans (the ***"Initial Adjustable Rate O/C Target"***). The initial amount of adjustable rate overcollateralization will be 0.85%.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 6.20% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Adjustable Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to the Adjustable Rate Mortgage Loans.

However, if an Adjustable Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

Fixed Rate Trigger Event: Either a Fixed Rate Delinquency Trigger Event or a Fixed Rate Cumulative Loss Trigger Event.

Adjustable Rate Trigger Event: Either an Adjustable Rate Delinquency Trigger Event or an Adjustable Rate Cumulative Loss Trigger Event.

Fixed Rate Delinquency Trigger Event: With respect to the Class AF and Fixed Rate Subordinate Certificates, a ***"Fixed Rate Delinquency Trigger Event"*** will be in effect for any Distribution Date on or after the Fixed Rate Stepdown Date if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds [49.00]% times the Fixed Rate Senior Enhancement Percentage.

As used above, the "***Fixed Rate Senior Enhancement Percentage***" with respect to any Distribution Date on or after the Fixed Rate Stepdown Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Fixed Rate Cumulative Loss Trigger Event:

With respect to the Class AF and Fixed Rate Subordinate Certificates, a "***Fixed Rate Cumulative Loss Trigger Event***" will be in effect for any Distribution Date on or after the Fixed Rate Stepdown Date if the aggregate amount of realized losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to Loan Group 1, as set forth below:

Period *(month)*	**Percentage**
25 – 36	[0.75%] with respect to July 2007, plus an additional 1/12th of [0.75]% for each month thereafter
37 – 48	[1.50%] with respect to July 2008, plus an additional 1/12th of [1.00]% for each month thereafter
49 – 60	[2.50%] with respect to July 2009, plus an additional 1/12th of [0.75]% for each month thereafter
61 – 72	[3.25%] with respect to July 2010, plus an additional 1/12th of [0.50]% for each month thereafter
73+	[3.75%]

Adjustable Rate Delinquency Trigger Event:

With respect to the Floating Rate Certificates (other than the Class AF-1A Certificates), an "***Adjustable Rate Delinquency Trigger Event***" will be in effect for any Distribution Date on and after the Adjustable Rate Stepdown Date if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds [30.00]% times the Adjustable Rate Senior Enhancement Percentage.

As used above, the "***Adjustable Rate Senior Enhancement Percentage***" with respect to any Distribution Date on or after the Adjustable Rate Stepdown Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Adjustable Rate Cumulative Loss Trigger Event:

With respect to the Floating Rate Certificates (other than the Class AF-1A Certificates), an "***Adjustable Rate Cumulative Loss Trigger Event***" will be in effect for any Distribution Date on and after the Adjustable Rate Stepdown Date if the aggregate amount of realized losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date and the portion of Pre-Funded Amount allocable to the Adjustable Rate Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
25 – 36	[1.50%] with respect to July 2007, plus an additional 1/12th of [1.75]% for each month thereafter
37 – 48	[3.25%] with respect to July 2008, plus an additional 1/12th of [1.50]% for each month thereafter
49 – 60	[4.75%] with respect to July 2009, plus an additional 1/12th of [1.50]% for each month thereafter
61 – 72	[6.25%] with respect to July 2010, plus an additional 1/12th of [0.50]% for each month thereafter
73+	[6.75%]

Group 2 Sequential Trigger Event:

A Group 2 Sequential Trigger Event will be in effect for any Distribution Date (a) before the 25th Distribution Date if the aggregate amount of realized losses on the Group 2 Mortgage Loans divided by the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date and the portion of the Pre-Funded Amount allocable to the Group 2 Mortgage Loans exceeds [1.50]%, or (b) on or after the 25th Distribution Date if an Adjustable Rate Trigger Event is in effect.

Fixed Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class AF Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in July 2008

b. the first Distribution Date on which the aggregate certificate principal balance of the Class AF Certificates is less than or equal to 67.20% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

Adjustable Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class AV Certificates is reduced to zero; and

(iii) the later to occur of:

a. the Distribution Date in July 2008

b. the first Distribution Date on which the aggregate certificate principal balance of the Class AV Certificates is less than or equal to 48.10% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate group in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-8 Certificates, then to the Class MF-7 Certificates, then to the Class MF-6 Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-9 Certificates, then to the Class MV-8 Certificates, then to the Class MV-7 Certificates, then to the Class MV-6 Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective certificate principal balance of each such class of Subordinate Certificates has been reduced to zero. If the aggregate certificate principal balance of the Floating Rate Subordinate Certificates is reduced to zero, any additional realized losses on the Group 2 Mortgage Loans will be allocated to the Class 2-AV-2 Certificates until the certificate principal balance of that class is reduced to zero.

Fixed Rate Certificates Priority of Distributions:

Available funds from the Group 1 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) from interest collections related to the Group 1 Mortgage Loans to each class of Class AF Certificates, current and unpaid interest, pro rata, then (b) from remaining interest collections related to the Group 1 Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates;
2) Principal funds, sequentially, as follows: (a) to the Class AF Certificates (as described under "Fixed Rate Principal Paydown" and "Class AF Principal Distributions"), then (b) sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;
3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to build or restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;
4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates;
5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (after, in the case of the Class AF-1A Certificates, application of amounts received on the Class AF-1A Corridor Contract) and the Fixed Rate Subordinate Certificates (as described below);
6) To restore any Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively (after application of the Adjustable Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts to the Class 2-AV-2 Certificates based on the amount of any unpaid realized loss amounts allocated thereto, then to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates (after application of the Adjustable Rate Excess Cashflow);
8) To the Non-Offered Certificate(s), any remaining amount as described in the Pooling and Servicing Agreement.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover will generally be distributed to the Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Certificates related to another Loan Group or Groups.

Floating Rate Certificates Priority of Distributions:

Available funds from the Group 2 and Group 3 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-AV Certificates, current and unpaid interest, pro rata based on their entitlements and (ii) from interest collections related to the Group 3 Mortgage Loans, to each class of Class 3-AV Certificates, current and unpaid interest, pro rata based on their entitlements and (b) from any remaining Interest Funds related to all of the Adjustable Rate Mortgage Loans, current interest, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-AV Certificates as described below under "Adjustable Rate Principal Paydown" and "Class 2-AV Principal Distributions", (ii) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-AV Certificates as described below under "Adjustable Rate Principal Paydown" and "Class 3-AV Principal Distributions", and (b) from remaining principal collections related to all of the Adjustable Rate Mortgage Loans, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;
3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build or restore Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;
4) Any remaining Adjustable Rate Excess Cashflow sequentially (i) to pay any unpaid realized loss amounts, to the Class 2-AV-2 Certificates based on the amount of any unpaid realized loss amount allocated thereto, then (ii) to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates;
5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);
6) To restore any Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively (after application of the Fixed Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and Class BF Certificates (after application of the Fixed Rate Excess Cashflow);
8) To the Non-Offered Certificate(s), any remaining amount as described in the Pooling and Servicing Agreement.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contracts) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group or Group may be used to pay the Certificates related to another Loan Group.

Fixed Rate Principal Paydown:

Prior to the Fixed Rate Stepdown Date or if a Fixed Rate Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from the Fixed Rate Mortgage Loans will be paid to the Class AF Certificates until they are reduced to zero (in each case in the manner and priority set forth under "Class AF Principal Distributions" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MF-6, Class MF-7, Class MF-8 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Fixed Rate Trigger Event is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of principal related to the Fixed Rate Mortgage Loans in the following order of priority: (i) first, to the Class AF Certificates, such that the Class AF Certificates in the aggregate will have 32.80% subordination, (ii) second, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 27.10% subordination, (iii) third, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-2 Certificates such that the

Class MF-2 Certificates will have 21.70% subordination, (iv) fourth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-3 Certificates such that the Class MF-3 Certificates will have 18.30% subordination, (v) fifth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-4 Certificates such that the Class MF-4 Certificates will have 15.20% subordination, (vi) sixth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-5 Certificates such that the Class MF-5 Certificates will have 12.50% subordination, (vii) seventh, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-6 Certificates such that the Class MF-6 Certificates will have 10.20% subordination, (viii) eighth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-7 Certificates such that the Class MF-7 Certificates will have 8.00% subordination, (ix) ninth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-8 Certificates such that the Class MF-8 Certificates will have 6.50% subordination and (x) tenth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class BF Certificates such that the Class BF Certificates will have 4.50% subordination; each subject to the Fixed Rate O/C Floor.

Adjustable Rate Principal Paydown:

Prior to the Adjustable Rate Stepdown Date or if an Adjustable Rate Trigger Event is in effect on any Distribution Date, (i) 100% of the principal funds from Loan Group 2 will be paid to the Class 2-AV Certificates as described below under "Class 2-AV Principal Distributions" and (ii) 100% of the principal funds from Loan Group 3 will be paid to the Class 3-AV Certificates as described below under "Class 3-AV Principal Distributions"; provided, however, that (x) if either (a) all of the Class 2-AV Certificates or (b) all of the Class 3-AV Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired classes of Senior Certificates will be paid to the remaining Class AV Certificates, and (y) if all of the Class AV Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8, Class MV-9 and Class BV Certificates.

On any Distribution Date on or after the Adjustable Rate Stepdown Date, and if an Adjustable Rate Trigger Event is not in effect on such Distribution Date, each of the Class 2-AV, Class 3-AV and Floating Rate Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 2 Mortgage Loans, to the Class 2-AV Certificates and (b) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-AV Certificates, in each case, such that the Class AV Certificates in the aggregate will have 51.90% subordination, (ii) second, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 41.20% subordination, (iii) third, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 31.70% subordination, (iv) fourth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-3 Certificates such that the Class MV-3 Certificates will have 28.40% subordination, (v) fifth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-4 Certificates such that the Class MV-4 Certificates will have 23.30% subordination, (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-5 Certificates such that the Class MV-5 Certificates will have 19.70% subordination, (vii) seventh, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-6 Certificates such that the Class MV-6 Certificates will have 17.10% subordination, (viii) eighth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-7 Certificates such that the Class MV-7 Certificates will have 14.20% subordination, (ix) ninth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-8 Certificates such that the Class MV-8 Certificates will have 11.10% subordination, (x) tenth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-9 Certificates such that the Class MV-9 Certificates will have 8.60% subordination, and (xi) eleventh, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class BV Certificates such that the Class BV Certificates will have 6.20% subordination; each subject to the Adjustable Rate O/C Floor.

Class 2-AV Principal Distributions:

Principal will be distributed to the Class 2-AV-1 and Class 2-AV-2 Certificates pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Group 2 Sequential Trigger Event is in effect, then principal will be distributed to the Class 2-AV-1 and Class 2-AV-2 Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class 3-AV Principal Distributions:

Principal will be distributed sequentially to the Class 3-AV-1, Class 3-AV-2 and Class 3-AV-3 Certificates until the certificate principal balances thereof are reduced to zero; provided further, however, that on any Distribution Date on which (x) the aggregate certificate principal balance of the Class AV Certificates is greater than the sum of the aggregate principal balance of the Adjustable Rate Mortgage Loans and any remaining portion of the Pre-Funded Amount in respect of Loan Group 2 and Loan Group 3 and (y) the aggregate certificate principal balance of the Class 3-AV Certificates is greater than the sum of the aggregate principal balance of the Group 3 Mortgage Loans and any remaining portion of the Pre-Funded Amount in respect of Loan Group 3, any principal amounts to be distributed to the Class 3-AV Certificates will be distributed pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero.

Class AF Principal Distributions:

Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates; the Lockout Percentage of the principal collections related to Loan Group 1, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Concurrently, to the Class AF-1A Certificates and the Class AF-1B Certificates, pro rata, based on the certificate principal balances thereof, until the certificate principal balances thereof are reduced to zero.
3. Sequentially, to the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Notwithstanding the foregoing order of priority, on any Distribution Date on which the aggregate certificate principal balance of the Class AF Certificates is greater than the sum of the aggregate principal balance of the Fixed Rate Mortgage Loans and any remaining portion of the Pre-Funded Amount in respect of Loan Group 1, any principal amounts to be distributed to the Class AF Certificates will be distributed first, concurrently to the Class AF Certificates, pro rata, based on the certificate principal balances thereof, until the certificate principal balances thereof are reduced to zero.

[Discount Margin Tables, Available Funds Schedule, Corridor Contracts and Collateral Tables to Follow]

Discount Margin/Yield Tables (%) (1)

Class AF-1A (To Call)

Margin 0.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.21	0.90	0.74	0.63	0.56
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

Class AF-1A (To Maturity)

Margin 0.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.21	0.90	0.74	0.63	0.56
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

Class AF-1B (To Call)

Coupon 4.465%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.255	4.170	4.094	4.027	3.965
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.18	0.88	0.72	0.62	0.55
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

Class AF-1B (To Maturity)

Coupon 4.465%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.255	4.170	4.094	4.027	3.965
WAL (yr)	1.25	0.92	0.75	0.64	0.57
MDUR (yr)	1.18	0.88	0.72	0.62	0.55
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06

(1) See definition of Pricing Prepayment Speed above.

Class AF-2 (To Call)

Coupon	4.385%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.341	4.305	4.270	4.235	4.202
WAL (yr)	3.84	2.62	2.00	1.63	1.37
MDUR (yr)	3.45	2.42	1.88	1.54	1.31
First Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06
Last Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07

Class AF-2 (To Maturity)

Coupon	4.385%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.341	4.305	4.270	4.235	4.202
WAL (yr)	3.84	2.62	2.00	1.63	1.37
MDUR (yr)	3.45	2.42	1.88	1.54	1.31
First Prin Pay	Dec07	Mar07	Nov06	Aug06	Jun06
Last Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07

Class AF-3 (To Call)

Coupon	4.496%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.483	4.457	4.429	4.403	4.377
WAL (yr)	6.39	4.12	3.00	2.37	1.98
MDUR (yr)	5.44	3.68	2.75	2.21	1.85
First Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07
Last Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07

Class AF-3 (To Maturity)

Coupon	4.496%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.483	4.457	4.429	4.403	4.377
WAL (yr)	6.39	4.12	3.00	2.37	1.98
MDUR (yr)	5.44	3.68	2.75	2.21	1.85
First Prin Pay	Nov10	Feb09	Feb08	Aug07	Apr07
Last Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07

Class AF-4 (To Call)

Coupon	4.985%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.999	4.982	4.960	4.933	4.897
WAL (yr)	12.00	7.51	5.00	3.58	2.59
MDUR (yr)	8.77	6.06	4.30	3.20	2.38
First Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07
Last Prin Pay	Feb20	Jul15	Nov12	Sep10	May09

Class AF-4 (To Maturity)

Coupon	4.985%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.000	4.984	4.961	4.933	4.897
WAL (yr)	12.35	7.81	5.09	3.58	2.59
MDUR (yr)	8.93	6.23	4.36	3.20	2.38
First Prin Pay	Jun13	Mar10	Nov08	Jan08	Aug07
Last Prin Pay	Apr23	Mar18	Sep14	Sep10	May09

Class AF-5 (To Call)

Coupon	5.271%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.294	5.283	5.271	5.257	5.238
WAL (yr)	14.66	10.08	7.41	5.75	4.43
MDUR (yr)	9.98	7.64	5.99	4.85	3.86
First Prin Pay	Feb20	Jul15	Nov12	Sep10	May09
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class AF-5 (To Maturity)

Coupon	5.271%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.409	5.444	5.460	5.422	5.302
WAL (yr)	22.07	16.71	12.81	8.88	5.12
MDUR (yr)	12.69	10.75	8.99	6.77	4.32
First Prin Pay	Apr23	Mar18	Sep14	Sep10	May09
Last Prin Pay	Jun33	Jun29	Oct24	Jan21	Apr18

]

Class AF-6 (To Call)

Coupon	4.801%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.798	4.794	4.789	4.781	4.770
WAL (yr)	7.82	6.99	6.27	5.42	4.59
MDUR (yr)	6.28	5.75	5.27	4.66	4.03
First Prin Pay	Jul08	Jul08	Jul08	Nov08	Apr09
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class AF-6 (To Maturity)

Coupon	4.801%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.799	4.794	4.792	4.791	4.792
WAL (yr)	7.87	7.12	6.73	6.60	6.71
MDUR (yr)	6.30	5.82	5.57	5.48	5.55
First Prin Pay	Jul08	Jul08	Jul08	Nov08	Apr09
Last Prin Pay	Apr33	Apr29	Aug24	Nov20	Feb18

Class MF-1 (To Call)

Coupon	5.123%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.135	5.121	5.105	5.092	5.083
WAL (yr)	10.70	7.43	5.56	4.56	4.08
MDUR (yr)	7.91	5.96	4.68	3.95	3.60
First Prin Pay	Jan11	Apr09	Jul08	Oct08	Jan09
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-1 (To Maturity)

Coupon	5.123%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.137	5.126	5.113	5.102	5.095
WAL (yr)	11.99	8.58	6.54	5.36	4.78
MDUR (yr)	8.41	6.54	5.26	4.48	4.09
First Prin Pay	Jan11	Apr09	Jul08	Oct08	Jan09
Last Prin Pay	Nov30	Jul25	Jan21	Dec17	Sep15

Class MF-2 (To Call)

Coupon	5.173%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.185	5.171	5.155	5.141	5.131
WAL (yr)	10.70	7.43	5.56	4.54	3.99
MDUR (yr)	7.89	5.94	4.67	3.93	3.52
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Nov08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-2 (To Maturity)

Coupon	5.173%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.188	5.176	5.163	5.152	5.143
WAL (yr)	11.97	8.55	6.51	5.32	4.67
MDUR (yr)	8.38	6.51	5.24	4.44	4.00
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Nov08
Last Prin Pay	Apr30	Sep24	May20	Jun17	Apr15

Class MF-3 (To Call)

Coupon	5.273%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.287	5.272	5.256	5.241	5.230
WAL (yr)	10.70	7.43	5.56	4.52	3.94
MDUR (yr)	7.84	5.92	4.66	3.91	3.47
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Oct08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-3 (To Maturity)

Coupon	5.273%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.289	5.277	5.264	5.252	5.242
WAL (yr)	11.93	8.51	6.48	5.28	4.60
MDUR (yr)	8.31	6.46	5.20	4.40	3.93
First Prin Pay	Jan11	Apr09	Jul08	Sep08	Oct08
Last Prin Pay	Jun29	Oct23	Aug19	Oct16	Oct14

Class MF-4 (To Call)

Coupon	5.372%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.387	5.372	5.355	5.340	5.328
WAL (yr)	10.70	7.43	5.56	4.51	3.91
MDUR (yr)	7.80	5.89	4.64	3.88	3.43
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Oct08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-4 (To Maturity)

Coupon	5.372%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.389	5.377	5.363	5.350	5.340
WAL (yr)	11.89	8.47	6.44	5.24	4.54
MDUR (yr)	8.25	6.41	5.16	4.36	3.88
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Oct08
Last Prin Pay	Sep28	Feb23	Jan19	Apr16	May14

Class MF-5 (To Call)

Coupon	5.422%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.437	5.422	5.406	5.390	5.378
WAL (yr)	10.70	7.43	5.56	4.50	3.88
MDUR (yr)	7.78	5.88	4.64	3.87	3.40
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Sep08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-5 (To Maturity)

Coupon	5.422%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.440	5.427	5.413	5.400	5.389
WAL (yr)	11.83	8.42	6.40	5.19	4.48
MDUR (yr)	8.21	6.38	5.13	4.33	3.83
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Sep08
Last Prin Pay	Dec27	Apr22	May18	Oct15	Dec13

Class MF-6 (To Call)

Coupon	5.571%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.588	5.573	5.556	5.540	5.526
WAL (yr)	10.70	7.43	5.56	4.50	3.87
MDUR (yr)	7.71	5.85	4.61	3.86	3.38
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Aug08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-6 (To Maturity)

Coupon	5.571%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.590	5.577	5.563	5.549	5.538
WAL (yr)	11.76	8.35	6.34	5.15	4.43
MDUR (yr)	8.11	6.30	5.08	4.28	3.79
First Prin Pay	Jan11	Apr09	Jul08	Aug08	Aug08
Last Prin Pay	Jan27	May21	Sep17	Mar15	Jun13

Class MF-7 (To Call)

Coupon	5.769%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.788	5.773	5.755	5.738	5.724
WAL (yr)	10.70	7.43	5.56	4.49	3.84
MDUR (yr)	7.63	5.80	4.58	3.83	3.35
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-7 (To Maturity)

Coupon	5.769%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.791	5.777	5.762	5.747	5.735
WAL (yr)	11.64	8.25	6.27	5.07	4.36
MDUR (yr)	7.98	6.20	5.00	4.21	3.71
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Dec25	Jun20	Dec16	Aug14	Dec12

Class MF-8 (To Call)

Coupon	6.067%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.090	6.074	6.055	6.038	6.023
WAL (yr)	10.70	7.43	5.56	4.48	3.84
MDUR (yr)	7.51	5.73	4.54	3.79	3.32
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MF-8 (To Maturity)

Coupon	6.067%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.092	6.078	6.062	6.046	6.033
WAL (yr)	11.49	8.12	6.16	4.99	4.29
MDUR (yr)	7.79	6.07	4.89	4.12	3.64
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Aug08
Last Prin Pay	Sep24	May19	Feb16	Dec13	Jun12

Class BF (To Call)

Coupon	6.315%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.342	6.325	6.305	6.287	6.271
WAL (yr)	10.70	7.43	5.56	4.48	3.82
MDUR (yr)	7.41	5.67	4.50	3.77	3.29
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Jul08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class BF (To Maturity)

Coupon	6.315%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.343	6.328	6.310	6.294	6.280
WAL (yr)	11.22	7.91	6.00	4.85	4.16
MDUR (yr)	7.60	5.91	4.76	4.01	3.53
First Prin Pay	Jan11	Apr09	Jul08	Jul08	Jul08
Last Prin Pay	Jul23	Jun18	May15	May13	Dec11

Class 2-AV-1 (To Call)

Margin	0.23%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	23	23	23	23	23
WAL (yr)	4.27	2.95	2.17	1.50	1.29
MDUR (yr)	3.74	2.70	2.03	1.45	1.25
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Feb20	Jul15	Nov12	Jun08	Mar08

Class 2-AV-1 (To Maturity)

Margin	0.23%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	24	24	24	23	23
WAL (yr)	4.48	3.09	2.27	1.50	1.29
MDUR (yr)	3.86	2.79	2.11	1.45	1.25
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jul31	Nov24	Nov19	Jun08	Mar08

Class 2-AV-2 (To Call)

Margin	0.28%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	28	28	28	28	28
WAL (yr)	4.27	2.95	2.17	1.50	1.29
MDUR (yr)	3.74	2.69	2.03	1.45	1.25
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Feb20	Jul15	Nov12	Jun08	Mar08

Class 2-AV-2 (To Maturity)

Margin	0.28%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	29	29	29	28	28
WAL (yr)	4.48	3.09	2.27	1.50	1.29
MDUR (yr)	3.85	2.79	2.11	1.45	1.25
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jul31	Nov24	Nov19	Jun08	Mar08

Class 3-AV-1 (To Call)

Margin	0.08%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	8	8	8	8	8
WAL (yr)	1.37	1.00	0.80	0.68	0.59
MDUR (yr)	1.33	0.98	0.79	0.67	0.59
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Feb08	May07	Dec06	Sep06	Jul06

Class 3-AV-1 (To Maturity)

Margin	0.08%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	8	8	8	8	8
WAL (yr)	1.37	1.00	0.80	0.68	0.59
MDUR (yr)	1.33	0.98	0.79	0.67	0.59
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Feb08	May07	Dec06	Sep06	Jul06

Class 3-AV-2 (To Call)

Margin	0.23%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	23	23	23	23	23
WAL (yr)	5.23	3.56	2.50	1.95	1.63
MDUR (yr)	4.69	3.31	2.38	1.87	1.58
First Prin Pay	Feb08	May07	Dec06	Sep06	Jul06
Last Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07

Class 3-AV-2 (To Maturity)

Margin	0.23%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	23	23	23	23	23
WAL (yr)	5.23	3.56	2.50	1.95	1.63
MDUR (yr)	4.69	3.31	2.38	1.87	1.58
First Prin Pay	Feb08	May07	Dec06	Sep06	Jul06
Last Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07

Class 3-AV-3 (To Call)

Margin	0.36%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	36	36	36	36	36
WAL (yr)	13.98	9.45	6.89	2.87	2.52
MDUR (yr)	10.93	7.98	6.08	2.72	2.41
First Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07
Last Prin Pay	Feb20	Jul15	Nov12	Jun08	Feb08

Class 3-AV-3 (To Maturity)

Margin	0.36%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	40	40	40	36	36
WAL (yr)	16.46	11.17	8.11	2.87	2.52
MDUR (yr)	12.24	9.06	6.95	2.72	2.41
First Prin Pay	Feb17	Feb13	Dec10	Mar08	Oct07
Last Prin Pay	Jul31	Nov24	Nov19	Jun08	Feb08

Class MV-1 (To Call)

Margin	0.49%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	49	49	49	49	49
WAL (yr)	9.02	6.00	4.95	5.58	4.02
MDUR (yr)	7.47	5.27	4.48	5.02	3.71
First Prin Pay	Aug09	Jul08	Mar09	Jun08	Mar08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-1 (To Maturity)

Margin	0.49%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	50	50	50	53	53
WAL (yr)	9.67	6.44	5.26	6.82	4.90
MDUR (yr)	7.80	5.55	4.70	5.96	4.42
First Prin Pay	Aug09	Jul08	Mar09	Jun08	Mar08
Last Prin Pay	Jul29	Sep22	Feb18	Jul16	Feb14

Class MV-2 (To Call)

Margin	0.52%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	52	52	52	52	52
WAL (yr)	9.02	5.99	4.72	4.75	3.98
MDUR (yr)	7.45	5.26	4.28	4.33	3.68
First Prin Pay	Aug09	Jul08	Nov08	Jul09	Nov08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-2 (To Maturity)

Margin	0.52%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	53	53	53	53	53
WAL (yr)	9.64	6.41	5.01	4.95	4.12
MDUR (yr)	7.78	5.53	4.49	4.48	3.80
First Prin Pay	Aug09	Jul08	Nov08	Jul09	Nov08
Last Prin Pay	Sep28	Dec21	Jul17	Sep14	Aug12

Class MV-3 (To Call)

Margin	0.55%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	55	55	55	55	55
WAL (yr)	9.02	5.99	4.64	4.32	3.53
MDUR (yr)	7.44	5.26	4.20	3.96	3.29
First Prin Pay	Aug09	Jul08	Oct08	Apr09	Sep08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-3 (To Maturity)

Margin	0.55%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	56	56	56	56	56
WAL (yr)	9.62	6.39	4.92	4.50	3.66
MDUR (yr)	7.76	5.51	4.40	4.10	3.40
First Prin Pay	Aug09	Jul08	Oct08	Apr09	Sep08
Last Prin Pay	Sep27	Jan21	Oct16	Feb14	Mar12

Class MV-4 (To Call)

Margin	0.66%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	66	66	66	66	66
WAL (yr)	9.02	5.99	4.60	4.15	3.42
MDUR (yr)	7.40	5.23	4.16	3.80	3.19
First Prin Pay	Aug09	Jul08	Sep08	Jan09	Jul08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-4 (To Maturity)

Margin	0.66%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	67	67	67	67	67
WAL (yr)	9.60	6.37	4.87	4.32	3.54
MDUR (yr)	7.70	5.47	4.35	3.94	3.29
First Prin Pay	Aug09	Jul08	Sep08	Jan09	Jul08
Last Prin Pay	Apr27	Aug20	Jul16	Nov13	Jan12

Class MV-5 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	9.02	5.99	4.58	4.01	3.36
MDUR (yr)	7.38	5.23	4.14	3.68	3.13
First Prin Pay	Aug09	Jul08	Sep08	Nov08	Jun08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-5 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	71	71	71	71	71
WAL (yr)	9.57	6.35	4.83	4.17	3.46
MDUR (yr)	7.67	5.45	4.31	3.80	3.21
First Prin Pay	Aug09	Jul08	Sep08	Nov08	Jun08
Last Prin Pay	Jun26	Dec19	Jan16	Jun13	Sep11

Class MV-6 (To Call)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	73	73	73	73	73
WAL (yr)	9.02	5.99	4.55	3.94	3.32
MDUR (yr)	7.37	5.22	4.11	3.62	3.10
First Prin Pay	Aug09	Jul08	Aug08	Oct08	Jun08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-6 (To Maturity)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	74	74	74	74	74
WAL (yr)	9.53	6.32	4.78	4.08	3.42
MDUR (yr)	7.64	5.43	4.27	3.73	3.17
First Prin Pay	Aug09	Jul08	Aug08	Oct08	Jun08
Last Prin Pay	Sep25	Apr19	Jul15	Feb13	Jun11

Class MV-7 (To Call)

Margin	1.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	100	100	100	100	100
WAL (yr)	9.02	5.99	4.55	3.89	3.29
MDUR (yr)	7.27	5.17	4.07	3.55	3.05
First Prin Pay	Aug09	Jul08	Aug08	Sep08	May08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-7 (To Maturity)

Margin	1.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	102	102	102	101	101
WAL (yr)	9.49	6.28	4.75	4.01	3.37
MDUR (yr)	7.51	5.35	4.21	3.65	3.11
First Prin Pay	Aug09	Jul08	Aug08	Sep08	May08
Last Prin Pay	Jan25	Oct18	Mar15	Nov12	Mar11

Class MV-8 (To Call)

Margin 1.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	9.02	5.99	4.55	3.86	3.27
MDUR (yr)	7.23	5.15	4.06	3.51	3.03
First Prin Pay	Aug09	Jul08	Jul08	Aug08	May08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-8 (To Maturity)

Margin 1.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	111	111	111	111	111
WAL (yr)	9.41	6.23	4.70	3.95	3.33
MDUR (yr)	7.43	5.29	4.17	3.58	3.07
First Prin Pay	Aug09	Jul08	Jul08	Aug08	May08
Last Prin Pay	Feb24	Feb18	Sep14	Jun12	Nov10

Class MV-9 (To Call)

Margin 1.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	160	160	160	160	160
WAL (yr)	9.02	5.99	4.53	3.83	3.26
MDUR (yr)	7.05	5.05	3.98	3.45	2.98
First Prin Pay	Aug09	Jul08	Jul08	Aug08	Apr08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Feb10

Class MV-9 (To Maturity)

Margin 1.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	161	161	161	161	160
WAL (yr)	9.30	6.14	4.62	3.87	3.28
MDUR (yr)	7.18	5.14	4.05	3.48	3.00
First Prin Pay	Aug09	Jul08	Jul08	Aug08	Apr08
Last Prin Pay	Dec22	Mar17	Jan14	Dec11	Jun10

Class BV (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	9.02	5.98	4.51	3.78	3.18
MDUR (yr)	6.91	4.97	3.93	3.38	2.90
First Prin Pay	Aug09	Jul08	Jul08	Jul08	Apr08
Last Prin Pay	Feb20	Jul15	Nov12	Apr11	Jan10

Class BV (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	201	200	200	200	200
WAL (yr)	9.12	6.02	4.53	3.78	3.18
MDUR (yr)	6.96	4.99	3.94	3.38	2.90
First Prin Pay	Aug09	Jul08	Jul08	Jul08	Apr08
Last Prin Pay	Sep21	Apr16	Apr13	Jun11	Jan10

Class AF-1A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.548	7.548
2	6.573	9.000
3	6.573	9.000
4	6.792	9.000
5	6.572	9.000
6	6.791	9.000
7	6.572	9.000
8	6.539	9.000
9	7.240	9.000
10	6.539	9.000
11	6.757	9.000
12	6.537	9.000
13	6.712	9.000
14	6.496	9.000
15	6.496	9.000
16	6.712	9.000
17	6.495	9.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.220%, 6-Month LIBOR stays at 3.621%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Class 2-AV Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.698	7.698
2	6.705	10.000
3	6.704	10.000
4	6.927	10.000
5	6.703	10.000
6	6.926	10.000
7	6.722	10.000
8	6.722	10.000
9	7.441	10.000
10	6.721	10.000
11	6.944	10.000
12	6.720	10.000
13	6.964	10.000
14	6.739	10.000
15	6.739	10.000
16	6.964	10.000
17	6.739	10.000
18	6.964	10.000
19	6.761	10.000
20	6.761	10.000
21	7.497	10.000
22	6.775	10.000
23	7.036	10.000
24	7.127	10.000
25	7.542	10.000
26	7.299	10.000
27	7.300	10.000
28	7.543	10.000
29	7.316	10.000
30	7.775	10.000
31	7.657	10.000
32	7.654	10.000
33	8.177	10.000
34	7.647	10.000
35	8.007	10.000
36	8.124	10.000
37	9.184	10.000
38	8.889	10.000
39	8.891	10.000
40	9.190	10.000
41	8.949	10.000
42	9.499	10.219
43	9.773	10.656
44	9.773	10.656
45	10.820	11.798
46	9.773	10.658

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
47	10.099	11.094
48	9.774	11.123
49	10.157	12.213
50	9.829	11.819
51	9.829	11.820
52	10.157	12.214
53	9.829	11.890
54	10.157	12.560
55	9.829	12.766
56	9.829	12.766
57	10.882	14.134
58	9.829	12.766
59	10.157	13.229
60	9.831	12.945
61	10.158	13.765
62	9.831	13.321
63	9.831	13.321
64	10.159	13.765
65	9.831	13.321
66	10.159	13.767
67	9.831	13.323
68	9.831	13.323
69	10.885	14.750
70	9.831	13.323
71	10.159	13.767
72	9.832	13.324
73	10.159	13.768
74	9.832	13.324
75	9.832	13.324
76	10.160	13.768
77	9.832	13.324
78	10.160	13.769
79	9.832	13.325
80	9.832	13.325
81	10.510	14.244
82	9.832	13.325
83	10.160	13.769
84	9.832	13.325
85	10.160	13.769
86	9.832	13.325
87	9.832	13.325
88	10.160	13.769
84	9.832	13.325

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.220%, 6-Month LIBOR stays at 3.621%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Class 3-AV Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.669	7.669
2	6.678	9.000
3	6.678	9.000
4	6.902	9.000
5	6.679	9.000
6	6.901	9.000
7	6.689	9.000
8	6.688	9.000
9	7.403	9.000
10	6.686	9.000
11	6.908	9.000
12	6.686	9.000
13	6.923	9.000
14	6.704	9.000
15	6.704	9.000
16	6.927	9.000
17	6.708	9.000
18	6.933	9.000
19	6.719	9.000
20	6.726	9.000
21	7.511	9.000
22	6.793	9.000
23	7.027	9.000
24	7.040	9.000
25	7.528	9.500
26	7.287	9.500
27	7.318	9.500
28	7.562	9.500
29	7.321	9.500
30	7.744	9.500
31	7.721	9.500
32	7.718	9.500
33	8.250	9.500
34	7.730	9.500
35	8.243	9.500
36	8.325	9.500
37	9.175	10.500
38	8.881	10.500
39	8.883	10.500
40	9.183	10.500
41	9.057	10.500
42	9.643	10.500
43	9.711	10.743
44	9.711	10.746
45	10.752	11.922
46	9.711	10.776

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
47	10.035	11.347
48	9.728	11.354
49	10.122	12.290
50	9.796	11.894
51	9.796	11.894
52	10.122	12.298
53	9.796	12.100
54	10.122	12.791
55	9.796	12.773
56	9.796	12.773
57	10.846	14.142
58	9.796	12.777
59	10.123	13.315
60	9.796	13.061
61	10.123	13.749
62	9.796	13.306
63	9.796	13.306
64	10.123	13.749
65	9.796	13.306
66	10.123	13.751
67	9.797	13.307
68	9.797	13.307
69	10.847	14.733
70	9.797	13.307
71	10.124	13.751
72	9.797	13.308
73	10.124	13.751
74	9.797	13.308
75	9.797	13.308
76	10.124	13.751
77	9.798	13.308
78	10.124	13.752
79	9.798	13.308
80	9.798	13.308
81	10.473	14.226
82	9.798	13.308
83	10.124	13.752
84	9.798	13.308
85	10.124	13.752
86	9.798	13.308
87	9.798	13.308
88	10.125	13.752
89	9.798	13.308

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.220%, 6-Month LIBOR stays at 3.621%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.686	7.686
2	6.694	8.500
3	6.693	8.500
4	6.917	8.500
5	6.693	8.500
6	6.916	8.500
7	6.708	8.500
8	6.707	8.500
9	7.425	8.500
10	6.706	8.500
11	6.929	8.500
12	6.706	8.500
13	6.947	8.500
14	6.725	8.500
15	6.724	8.500
16	6.948	8.500
17	6.726	8.500
18	6.951	8.500
19	6.744	8.500
20	6.746	8.500
21	7.503	8.500
22	6.783	8.500
23	7.032	8.500
24	7.091	8.500
25	7.536	9.500
26	7.294	9.500
27	7.307	9.500
28	7.551	9.500
29	7.319	9.500
30	7.762	9.500
31	7.684	9.500
32	7.681	9.500
33	8.208	9.500
34	7.682	9.500
35	8.106	9.500
36	8.209	9.500
37	9.180	10.500
38	8.886	10.500
39	8.888	10.500
40	9.187	10.500
41	8.995	10.500
42	9.561	10.500
43	9.747	10.693
44	9.747	10.695
45	10.791	11.851
46	9.747	10.708

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
47	10.072	11.202
48	9.754	11.222
49	10.142	12.245
50	9.815	11.850
51	9.815	11.850
52	10.142	12.249
53	9.815	11.977
54	10.142	12.656
55	9.815	12.769
56	9.815	12.769
57	10.867	14.137
58	9.815	12.771
59	10.143	13.265
60	9.816	12.993
61	10.144	13.759
62	9.817	13.315
63	9.817	13.315
64	10.144	13.759
65	9.817	13.315
66	10.144	13.760
67	9.817	13.316
68	9.817	13.316
69	10.869	14.743
70	9.817	13.316
71	10.144	13.760
72	9.817	13.317
73	10.145	13.761
74	9.818	13.317
75	9.818	13.317
76	10.145	13.761
77	9.818	13.317
78	10.145	13.762
79	9.818	13.318
80	9.818	13.318
81	10.495	14.236
82	9.818	13.318
83	10.145	13.762
84	9.818	13.318
85	10.145	13.762
86	9.818	13.318
87	9.818	13.318
88	10.145	13.762
89	9.818	13.318

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.220%, 6-Month LIBOR stays at 3.621%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Class AF-1A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	115,383,000	7.54772%	9.00000%
2	111,341,428	6.57336%	9.00000%
3	106,706,193	6.57290%	9.00000%
4	101,329,006	6.79156%	9.00000%
5	95,231,381	6.57207%	9.00000%
6	88,423,997	6.79076%	9.00000%
7	81,027,474	6.57153%	9.00000%
8	73,070,745	6.53889%	9.00000%
9	64,840,060	7.23954%	9.00000%
10	56,426,027	6.53896%	9.00000%
11	47,975,857	6.75686%	9.00000%
12	39,696,570	6.53727%	9.00000%
13	31,584,924	6.71229%	9.00000%
14	23,646,562	6.49570%	9.00000%
15	15,868,512	6.49562%	9.00000%
16	8,247,388	6.71206%	9.00000%
17	779,873	6.49546%	9.00000%

Class 2-AV Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	579,880,000	7.44844%	9.75000%	31	183,479,953	7.44620%	9.73245%
2	571,722,803	6.45463%	9.75000%	32	172,291,404	7.44376%	9.73247%
3	564,352,348	6.45416%	9.75000%	33	158,450,708	7.96929%	9.72751%
4	555,666,717	6.67730%	9.74970%	34	142,630,346	7.43752%	9.72775%
5	545,684,380	6.45336%	9.74972%	35	124,078,356	7.80737%	9.71651%
6	534,428,085	6.67650%	9.74913%	36	106,651,443	8.02363%	9.61715%
7	521,927,747	6.47210%	9.74906%	37	90,393,917	9.15833%	9.56152%
8	508,230,329	6.47164%	9.74907%	38	90,393,917	8.85689%	9.56704%
9	493,376,300	7.19129%	9.74897%	39	90,393,917	8.85963%	9.56261%
10	477,466,963	6.47080%	9.74875%	40	90,393,917	9.16607%	9.55444%
11	460,639,373	6.69445%	9.74873%	41	90,393,917	8.93364%	9.54256%
12	443,374,909	6.47016%	9.74881%				
13	426,073,339	6.71431%	9.74870%				
14	409,245,887	6.48957%	9.74874%				
15	392,877,869	6.48948%	9.74875%				
16	376,956,753	6.71407%	9.74832%				
17	361,470,330	6.48933%	9.74837%				
18	346,406,695	6.71391%	9.74835%				
19	331,754,304	6.51165%	9.74833%				
20	317,498,690	6.51155%	9.74833%				
21	303,614,796	7.24822%	9.74815%				
22	290,111,522	6.52634%	9.74795%				
23	276,978,876	6.78652%	9.74788%				
24	264,207,510	6.87862%	9.74786%				
25	251,799,602	7.29448%	9.74755%				
26	239,691,764	7.05091%	9.74764%				
27	227,919,244	7.05344%	9.74627%				
28	216,472,058	7.29820%	9.74597%				
29	205,283,490	7.07342%	9.74470%				
30	194,407,776	7.54919%	9.73906%				

Class 3-AV Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	416,598,000	7.41920%	8.75000%	31	124,604,120	7.50854%	9.18369%
2	409,356,532	6.42844%	8.75000%	32	115,476,884	7.50687%	9.17633%
3	403,114,785	6.42790%	8.75000%	33	105,309,560	8.05801%	9.14384%
4	396,009,097	6.65296%	8.74450%	34	95,308,566	7.53490%	9.14781%
5	388,052,118	6.42945%	8.74360%	35	82,827,336	8.05497%	9.13668%
6	379,260,138	6.65192%	8.74337%	36	71,236,183	8.21683%	9.06476%
7	369,614,349	6.43984%	8.74365%	37	60,629,740	9.19135%	10.00750%
8	359,159,317	6.43886%	8.74317%	38	60,629,740	8.88848%	10.00720%
9	348,099,432	7.15498%	8.74145%	39	60,629,740	8.89147%	9.96315%
10	336,481,315	6.43920%	8.73656%	40	60,629,740	9.20502%	9.94840%
11	324,462,082	6.66164%	8.73512%	41	60,629,740	9.09950%	9.94672%
12	312,277,074	6.43925%	8.73556%	42	60,629,740	9.70346%	9.75376%
13	299,989,426	6.67657%	8.73486%				
14	288,051,843	6.45913%	8.73479%				
15	276,452,269	6.45907%	8.73354%				
16	265,174,631	6.68309%	8.72601%				
17	254,205,526	6.46401%	8.72566%				
18	243,536,430	6.68870%	8.72481%				
19	233,158,848	6.47587%	8.72433%				
20	223,021,810	6.48262%	8.72110%				
21	213,164,246	7.26918%	8.71658%				
22	203,580,472	6.54989%	8.71283%				
23	193,956,396	6.78495%	8.70898%				
24	184,614,100	6.79860%	8.71026%				
25	175,538,081	7.29158%	9.20618%				
26	166,703,004	7.05127%	9.20425%				
27	158,132,024	7.08828%	9.20271%				
28	149,848,336	7.33389%	9.19855%				
29	141,831,688	7.09392%	9.19752%				
30	133,115,802	7.52869%	9.19127%				

Floating Rate Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	298,421,000	7.73184%	8.54562%	31	298,421,000	7.72977%	9.46949%
2	298,421,000	6.66679%	8.47313%	32	298,421,000	7.47024%	9.20901%
3	298,421,000	6.44316%	8.25000%	33	298,421,000	7.73129%	8.91731%
4	298,421,000	6.66710%	8.24751%	34	298,421,000	7.47839%	9.19436%
5	298,421,000	6.44333%	8.24714%	35	298,421,000	7.64803%	8.92004%
6	298,421,000	6.44309%	8.02361%	36	298,421,000	8.68093%	9.67160%
7	298,421,000	6.68219%	8.47039%	37	298,421,000	8.86825%	9.73499%
8	298,421,000	6.45788%	8.24657%	38	274,283,942	9.17424%	10.34591%
9	298,421,000	6.68099%	7.75073%	39	253,003,869	8.87313%	10.02066%
10	298,421,000	6.45754%	8.24362%	40	235,407,709	9.18263%	10.00962%
11	298,421,000	6.45711%	8.01943%	41	220,708,449	9.00430%	10.00228%
12	298,421,000	7.17582%	8.96186%	42	207,934,557	9.25000%	9.43327%
13	298,421,000	6.47433%	8.01873%				
14	298,421,000	6.70102%	8.46710%				
15	298,421,000	6.47672%	8.24235%				
16	298,421,000	6.70107%	8.23895%				
17	298,421,000	6.47870%	8.23884%				
18	298,421,000	6.47902%	8.01416%				
19	298,421,000	6.72152%	8.46313%				
20	298,421,000	6.49941%	8.23690%				
21	298,421,000	6.75655%	7.73448%				
22	298,421,000	6.53622%	8.23326%				
23	298,421,000	6.55890%	8.00463%				
24	298,421,000	7.60521%	8.99222%				
25	298,421,000	7.04993%	8.98689%				
26	298,421,000	7.29443%	9.47284%				
27	298,421,000	7.06806%	9.22806%				
28	298,421,000	7.31318%	9.22615%				
29	298,421,000	7.08203%	9.22496%				
30	298,421,000	7.28928%	8.96772%				

Group 1

Fixed $567,929,251

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		3,616	
Total Outstanding Balance		$567,929,251	
Average Loan Balance		$157,060	$4,395 to $999,074
WA Mortgage Rate		7.302%	5.500% to 17.250%
Net WAC		6.793%	4.991% to 16.741%
WA Original Term (months)		350	120 to 360
WA Remaining Term (months)		347	10 to 360
WA LTV		76.14%	10.19% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		609	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		83.59%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	27.35%	SFR	79.66%	FULL	78.60%	RCO	77.93%	OO	98.80%	A	73.41%	0	16.41%
FL	11.69%	PUD	13.03%	STATED	21.37%	PUR	13.65%	INV	0.78%	A-	8.12%	6	0.03%
TX	7.48%	CND	3.17%	ALT	0.02%	RNC	8.41%	2H	0.41%	B	9.56%	12	5.03%
NY	4.27%	2 FAM	2.51%							C	5.56%	24	7.51%
MA	3.56%	3 FAM	0.75%							C-	2.89%	30	0.03%
										D	0.47%	36	20.06%
												42	0.02%
												48	0.07%
												60	50.84%

Group 1
Fixed $567,929,251
Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10Yr Fixed	$170,438	2	0.03	$85,219	7.226	113.62	621	57.9
15Yr Fixed	$22,339,652	241	3.93	$92,696	7.554	169.78	599	71.9
15Yr Fixed - CC	$5,842,994	64	1.03	$91,297	8.366	179.70	574	78.9
20Yr Fixed	$1,698,796	16	0.30	$106,175	7.133	236.13	611	68.6
30Yr Fixed	$370,933,898	2,289	65.31	$162,051	7.096	356.71	613	75.0
30Yr Fixed - CC	$111,799,100	762	19.69	$146,718	8.139	357.42	590	80.8
30Yr Fixed - IO - 60	$54,500,551	235	9.60	$231,917	6.754	359.62	627	76.2
30/15 Fixed Balloon	$643,821	7	0.11	$91,974	9.086	138.93	595	76.2
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Fixed 120	$170,438	2	0.03	$85,219	7.226	113.62	621	57.9
Fixed 180	$28,826,468	312	5.08	$92,393	7.753	171.10	594	73.4
Fixed 240	$1,698,796	16	0.30	$106,175	7.133	236.13	611	68.6
Fixed 360	$537,233,550	3,286	94.60	$163,492	7.278	357.15	610	76.3
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$679,284	36	0.12	$18,869	10.222	162.25	601	60.9
$25,000.01 - $50,000.00	$5,147,954	134	0.91	$38,418	9.448	217.82	608	69.8
$50,000.01 - $75,000.00	$26,206,127	415	4.61	$63,147	8.547	325.62	597	77.0
$75,000.01 - $100,000.00	$47,459,296	537	8.36	$88,379	7.783	336.93	606	76.9
$100,000.01 - $150,000.00	$120,594,112	977	21.23	$123,433	7.541	345.40	603	77.8
$150,000.01 - $200,000.00	$110,344,917	638	19.43	$172,954	7.200	351.56	607	75.6
$200,000.01 - $250,000.00	$74,113,902	331	13.05	$223,909	7.137	352.31	601	74.6
$250,000.01 - $300,000.00	$66,531,610	242	11.71	$274,924	6.920	352.72	607	74.5
$300,000.01 - $350,000.00	$42,386,637	131	7.46	$323,562	6.911	352.57	625	76.6
$350,000.01 - $400,000.00	$36,503,191	97	6.43	$376,322	6.865	353.85	630	78.2
$400,000.01 - $450,000.00	$14,411,289	34	2.54	$423,861	6.737	359.65	631	75.4
$450,000.01 - $500,000.00	$11,937,536	25	2.10	$477,501	7.169	353.92	628	76.0
$500,000.01 - $550,000.00	$3,233,074	6	0.57	$538,846	7.189	359.84	633	78.1
$550,000.01 - $600,000.00	$3,427,868	6	0.60	$571,311	6.626	359.66	589	68.9
$600,000.01 - $650,000.00	$2,524,380	4	0.44	$631,095	6.813	359.26	665	80.8
$650,000.01 - $700,000.00	$680,000	1	0.12	$680,000	6.500	360.00	648	80.0
$700,000.01 - $750,000.00	$749,000	1	0.13	$749,000	6.250	360.00	650	76.8
> $900,000.00	$999,074	1	0.18	$999,074	6.375	359.00	585	64.5

Group 1

Fixed $567,929,251

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$567,929,251	3,616	100.00	$157,060	7.302	347.27	609	76.1

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$6,797,508	59	1.20	$115,212	7.988	348.95	602	85.9
Alaska	$1,594,814	9	0.28	$177,202	7.988	359.66	614	83.9
Arizona	$16,311,029	105	2.87	$155,343	7.179	349.05	608	77.9
Arkansas	$2,324,322	23	0.41	$101,057	7.789	344.45	629	86.2
California	$155,342,285	646	27.35	$240,468	6.756	352.02	613	69.8
Colorado	$9,400,569	53	1.66	$177,369	7.303	350.72	618	83.3
Connecticut	$8,240,227	49	1.45	$168,168	7.133	345.87	605	73.6
Delaware	$1,984,195	14	0.35	$141,728	7.151	339.01	604	76.0
District of Columbia	$403,300	2	0.07	$201,650	7.565	359.73	579	74.7
Florida	$66,395,143	461	11.69	$144,024	7.465	348.82	600	76.6
Georgia	$7,608,767	67	1.34	$113,564	7.876	332.22	611	82.0
Hawaii	$5,783,953	25	1.02	$231,358	6.937	349.57	651	70.9
Idaho	$2,942,132	23	0.52	$127,919	7.562	341.04	630	80.9
Illinois	$12,770,115	88	2.25	$145,115	7.537	353.12	611	80.9
Indiana	$2,944,476	38	0.52	$77,486	8.376	309.50	615	85.4
Iowa	$1,437,661	16	0.25	$89,854	8.083	320.45	610	81.5
Kansas	$1,002,564	11	0.18	$91,142	7.798	307.09	603	82.9
Kentucky	$4,357,358	46	0.77	$94,725	8.333	319.64	596	82.1
Louisiana	$8,301,051	81	1.46	$102,482	7.891	335.32	609	82.7
Maine	$983,796	9	0.17	$109,311	7.136	358.54	615	71.7
Maryland	$8,022,099	41	1.41	$195,661	7.479	354.90	614	78.1
Massachusetts	$20,238,412	90	3.56	$224,871	6.772	355.55	591	67.8
Michigan	$5,449,514	60	0.96	$90,825	7.896	339.12	607	83.7
Minnesota	$3,424,754	22	0.60	$155,671	7.346	322.46	620	77.2
Mississippi	$3,658,226	33	0.64	$110,855	7.871	339.37	615	84.2
Missouri	$6,667,863	66	1.17	$101,028	7.953	333.13	596	81.2
Montana	$365,098	3	0.06	$121,699	7.035	359.75	599	80.5
Nebraska	$1,024,470	11	0.18	$93,134	7.660	279.48	631	86.3
Nevada	$15,615,883	80	2.75	$195,199	7.014	351.05	600	72.8
New Hampshire	$1,980,771	13	0.35	$152,367	6.997	348.94	616	75.2
New Jersey	$8,819,926	46	1.55	$191,738	7.145	354.89	601	73.2
New Mexico	$1,912,782	14	0.34	$136,627	7.857	348.08	617	82.0
New York	$24,252,392	108	4.27	$224,559	7.114	355.95	621	75.7
North Carolina	$7,657,452	65	1.35	$117,807	7.953	341.14	602	79.5
North Dakota	$96,000	1	0.02	$96,000	5.700	180.00	673	80.0
Ohio	$10,364,361	106	1.82	$97,777	8.008	329.79	599	82.2
Oklahoma	$5,459,831	51	0.96	$107,056	8.067	336.35	611	84.9

Group 1
Fixed $567,929,251
Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Oregon	$7,952,674	48	1.40	$165,681	7.301	353.98	620	79.8
Pennsylvania	$14,230,994	109	2.51	$130,560	7.587	338.80	613	80.5
Rhode Island	$1,670,755	10	0.29	$167,076	7.047	358.99	609	67.6
South Carolina	$2,809,212	24	0.49	$117,050	8.131	352.38	616	83.3
South Dakota	$304,530	3	0.05	$101,510	8.805	359.45	626	86.8
Tennessee	$11,410,193	109	2.01	$104,681	7.790	334.24	608	84.9
Texas	$42,461,391	389	7.48	$109,155	7.767	340.93	618	80.8
Utah	$2,883,611	21	0.51	$137,315	7.290	340.81	600	77.6
Vermont	$408,968	4	0.07	$102,242	7.591	310.09	592	64.7
Virginia	$18,244,262	108	3.21	$168,928	7.604	348.18	587	78.8
Washington	$16,228,327	95	2.86	$170,824	7.400	353.79	608	80.2
West Virginia	$1,573,715	12	0.28	$131,143	7.924	316.29	588	80.3
Wisconsin	$4,786,075	42	0.84	$113,954	8.104	348.45	600	80.5
Wyoming	$1,029,445	7	0.18	$147,064	7.063	341.63	619	81.3
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$32,666,618	232	5.75	$140,804	6.796	342.53	594	41.4
50.01 - 55.00	$17,872,681	116	3.15	$154,075	6.769	344.23	595	52.9
55.01 - 60.00	$24,181,134	141	4.26	$171,497	6.835	342.60	597	57.7
60.01 - 65.00	$34,143,709	202	6.01	$169,028	6.942	343.11	593	63.1
65.01 - 70.00	$52,208,038	323	9.19	$161,635	7.094	346.21	597	68.2
70.01 - 75.00	$64,240,994	397	11.31	$161,816	7.206	345.15	600	73.5
75.01 - 80.00	$143,093,650	951	25.20	$150,467	7.357	346.93	617	79.3
80.01 - 85.00	$72,212,970	436	12.72	$165,626	7.457	348.39	606	83.9
85.01 - 90.00	$84,298,028	507	14.84	$166,268	7.488	351.29	620	89.1
90.01 - 95.00	$18,197,268	123	3.20	$147,945	8.050	351.74	620	94.0
95.01 - 100.00	$24,814,161	188	4.37	$131,990	8.039	355.49	643	99.7
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.001 - 5.500	$806,464	4	0.14	$201,616	5.500	358.20	647	56.1
5.501 - 6.000	$35,864,132	164	6.31	$218,684	5.926	353.30	638	70.1
6.001 - 6.500	$109,196,518	513	19.23	$212,859	6.361	353.17	623	70.9
6.501 - 7.000	$136,966,047	733	24.12	$186,857	6.815	350.33	615	73.9
7.001 - 7.500	$70,245,115	438	12.37	$160,377	7.324	347.20	611	76.9

Group 1
Fixed $567,929,251
Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.501 - 8.000	$120,137,868	818	21.15	$146,868	7.791	349.76	600	79.9
8.001 - 8.500	$32,998,378	280	5.81	$117,851	8.326	337.70	589	81.5
8.501 - 9.000	$28,679,570	266	5.05	$107,818	8.797	334.66	593	82.7
9.001 - 9.500	$15,407,686	163	2.71	$94,526	9.300	322.89	575	84.3
9.501 - 10.000	$9,775,872	120	1.72	$81,466	9.805	317.77	567	82.7
10.001 - 10.500	$3,666,279	46	0.65	$79,702	10.332	337.16	547	83.3
10.501 - 11.000	$2,093,581	27	0.37	$77,540	10.758	310.46	568	84.3
11.001 - 11.500	$1,012,889	16	0.18	$63,306	11.270	311.41	581	82.4
11.501 - 12.000	$334,923	8	0.06	$41,865	11.798	266.38	553	75.3
12.001 - 12.500	$242,177	7	0.04	$34,597	12.343	216.90	569	72.2
12.501 - 13.000	$132,904	4	0.02	$33,226	12.833	278.35	581	71.0
13.001 - 13.500	$220,852	5	0.04	$44,170	13.177	319.23	523	75.8
13.501 - 14.000	$88,416	2	0.02	$44,208	13.781	283.97	536	73.1
> 14.000	$59,578	2	0.01	$29,789	14.974	178.46	625	80.9
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$452,418,819	2,951	79.66	$153,310	7.317	346.29	607	75.9
PUD	$73,987,643	416	13.03	$177,855	7.315	350.22	615	79.6
CND	$18,003,601	119	3.17	$151,291	7.129	352.51	613	74.4
2 FAM	$14,279,658	72	2.51	$198,329	6.966	356.92	635	73.1
3 FAM	$4,264,810	19	0.75	$224,464	6.980	356.80	609	65.9
MNF	$2,517,371	28	0.44	$89,906	8.179	322.70	605	62.6
CNDP	$1,517,344	6	0.27	$252,891	7.189	359.57	675	77.3
4 FAM	$940,004	5	0.17	$188,001	6.806	345.44	670	56.5
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$442,608,379	2,699	77.93	$163,990	7.248	346.45	604	74.3
PUR	$77,548,476	562	13.65	$137,987	7.568	355.61	634	84.8
RNC	$47,772,396	355	8.41	$134,570	7.370	341.35	616	78.8
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Group 1
Fixed $567,929,251
Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$561,125,652	3,542	98.80	$158,421	7.294	347.40	609	76.2
INV	$4,453,151	53	0.78	$84,022	7.845	341.82	635	72.7
2H	$2,350,447	21	0.41	$111,926	8.100	326.48	607	66.9
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$3,181,205	83	0.56	$38,328	9.273	100.77	612	65.7
121 - 180	$25,940,080	234	4.57	$110,855	7.568	179.19	592	74.3
181 - 300	$10,142,334	140	1.79	$72,445	8.739	268.77	613	71.4
301 - 360	$528,665,631	3,159	93.09	$167,352	7.249	358.51	610	76.4
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$446,412,939	2,914	78.60	$153,196	7.298	347.96	605	77.2
STATED INCOME	$121,389,641	700	21.37	$173,414	7.318	344.82	625	72.1
ALT	$126,670	2	0.02	$63,335	7.268	252.01	600	76.2
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$430,715	2	0.08	$215,357	7.525	323.12	809	68.9
781 - 800	$1,119,821	8	0.20	$139,978	6.518	338.86	788	76.5
761 - 780	$1,743,549	8	0.31	$217,944	7.239	349.08	770	78.3
741 - 760	$3,174,945	20	0.56	$158,747	6.795	349.54	750	84.1
721 - 740	$5,757,953	30	1.01	$191,932	6.638	349.94	732	81.2
701 - 720	$12,008,548	62	2.11	$193,686	6.832	350.15	710	79.2
681 - 700	$24,776,141	137	4.36	$180,848	6.862	346.62	689	80.2
661 - 680	$40,891,550	253	7.20	$161,627	6.992	343.35	671	77.8
641 - 660	$61,693,434	367	10.86	$168,102	7.024	353.22	650	78.5
621 - 640	$71,024,215	435	12.51	$163,274	7.086	350.53	630	77.8
601 - 620	$91,663,669	575	16.14	$159,415	7.238	350.53	610	77.5
581 - 600	$79,122,268	549	13.93	$144,121	7.453	344.91	591	76.9
561 - 580	$72,342,197	469	12.74	$154,248	7.407	347.12	571	73.9

Group 1
Fixed $567,929,251
Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
541 - 560	$48,382,426	313	8.52	$154,576	7.628	344.87	551	72.2
521 - 540	$32,585,511	232	5.74	$140,455	7.959	341.50	531	70.2
501 - 520	$20,663,831	147	3.64	$140,570	8.091	337.00	511	68.4
<= 500	$548,476	9	0.10	$60,942	8.817	263.45	495	72.3
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$416,892,528	2,630	73.41	$158,514	7.261	349.25	617	77.9
A-	$46,093,611	282	8.12	$163,453	7.330	341.74	591	73.2
B	$54,284,052	355	9.56	$152,913	7.439	337.81	589	71.7
C	$31,582,914	218	5.56	$144,876	7.575	347.09	583	67.4
C-	$16,399,170	109	2.89	$150,451	7.270	343.38	591	72.5
D	$2,676,975	22	0.47	$121,681	7.489	351.78	577	63.0
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$93,186,175	711	16.41	$131,064	7.710	344.44	606	77.7
6	$159,914	2	0.03	$79,957	6.947	355.00	582	73.0
12	$28,541,596	130	5.03	$219,551	7.171	353.20	616	76.7
24	$42,678,324	258	7.51	$165,420	7.402	349.01	601	79.3
30	$180,900	1	0.03	$180,900	7.900	360.00	635	90.0
36	$113,954,675	705	20.06	$161,638	7.191	346.35	616	75.1
42	$99,391	1	0.02	$99,391	7.450	178.00	588	46.1
48	$415,271	3	0.07	$138,424	6.282	354.92	594	88.8
60	$288,713,004	1,805	50.84	$159,952	7.213	347.74	608	75.5
	$567,929,251	**3,616**	**100.00**	**$157,060**	**7.302**	**347.27**	**609**	**76.1**

Group 2

ARM $514,243,649

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	3,299	
Total Outstanding Balance	$514,243,649	
Average Loan Balance	$155,879	$5,644 to $525,000
WA Mortgage Rate	7.438%	4.125% to 13.750%
Net WAC	6.929%	3.616% to 13.241%
ARM Characteristics		
WA Gross Margin	7.051%	3.480% to 11.470%
WA Months to First Roll	31	1 to 59
WA First Periodic Cap	1.774%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.411%	1.000% to 2.000%
WA Lifetime Cap	14.284%	10.750% to 20.750%
WA Lifetime Floor	7.427%	4.125% to 13.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	359	279 to 360
WA LTV	82.75%	15.63% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	604	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	71.33%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	21.78%	SFR	71.86%	FULL	69.65%	RCO	53.51%	OO	97.69%	A	81.92%	0	28.67%
FL	9.45%	PUD	14.00%	STATED	30.35%	PUR	43.16%	INV	1.54%	A-	5.17%	3	0.04%
IL	5.77%	CND	8.34%			RNC	3.33%	2H	0.76%	B	7.65%	6	0.03%
GA	4.33%	2 FAM	4.46%							C	3.87%	12	4.80%
MD	3.89%	3 FAM	0.93%							C-	1.06%	13	0.01%
										D	0.32%	24	31.14%
												30	0.13%
												36	35.18%

Group 2

ARM $514,243,649

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$10,181,087	49	1.98	$207,777	6.241	359.93	574	86.2
2/28 LIB6M	$94,858,266	616	18.45	$153,991	7.460	357.30	600	80.9
2/28 LIB6M - IO - 24	$42,998,547	212	8.36	$202,823	6.883	359.84	625	85.2
2/28 LIB6M - IO - 60	$11,560,433	54	2.25	$214,082	6.791	359.06	620	83.9
3/27 LIB6M	$257,701,070	1,834	50.11	$140,513	7.697	358.61	595	81.8
3/27 LIB6M - IO - 36	$90,497,063	492	17.60	$183,937	7.159	359.76	622	85.6
3/27 LIB6M - IO - 60	$6,054,043	40	1.18	$151,351	7.468	359.22	629	83.9
5/25 LIB6M	$393,140	2	0.08	$196,570	6.471	359.00	628	62.6
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$514,243,649	3,299	100.00	$155,879	7.438	358.71	604	82.7
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$94,812	6	0.02	$15,802	9.804	287.79	562	70.3
$25,000.01 - $50,000.00	$2,040,160	48	0.40	$42,503	9.129	323.60	583	72.8
$50,000.01 - $75,000.00	$17,794,417	274	3.46	$64,943	8.454	352.36	600	83.4
$75,000.01 - $100,000.00	$42,611,945	481	8.29	$88,590	7.958	356.23	602	83.4
$100,000.01 - $150,000.00	$129,561,884	1,046	25.19	$123,864	7.602	358.90	603	83.3
$150,000.01 - $200,000.00	$111,158,955	644	21.62	$172,607	7.406	359.61	603	82.6
$200,000.01 - $250,000.00	$84,099,831	377	16.35	$223,076	7.241	359.51	600	81.7
$250,000.01 - $300,000.00	$69,364,535	254	13.49	$273,089	7.058	359.76	604	82.3
$300,000.01 - $350,000.00	$42,956,048	132	8.35	$325,425	7.063	359.18	610	83.2
$350,000.01 - $400,000.00	$9,050,086	25	1.76	$362,003	7.145	359.68	643	82.1
$400,000.01 - $450,000.00	$2,552,975	6	0.50	$425,496	7.149	359.67	659	85.5
$450,000.01 - $500,000.00	$1,913,000	4	0.37	$478,250	7.463	360.00	619	87.0
$500,000.01 - $550,000.00	$1,045,000	2	0.20	$522,500	8.049	360.00	610	100.0
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,643,304	27	0.51	$97,900	8.109	359.63	593	90.6

Group 2

ARM $514,243,649

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alaska	$949,200	5	0.18	$189,840	7.803	360.00	593	94.7
Arizona	$16,942,161	116	3.29	$146,053	7.220	359.15	604	83.7
Arkansas	$1,213,821	12	0.24	$101,152	8.571	357.11	592	91.4
California	$112,020,361	475	21.78	$235,832	6.893	359.10	604	78.2
Colorado	$11,309,049	72	2.20	$157,070	7.088	359.48	621	84.0
Connecticut	$10,242,339	58	1.99	$176,592	7.415	357.58	611	81.4
Delaware	$2,751,508	17	0.54	$161,853	7.510	359.76	593	84.4
District of Columbia	$1,355,395	6	0.26	$225,899	7.511	359.83	614	79.5
Florida	$48,595,664	324	9.45	$149,987	7.467	359.24	611	84.5
Georgia	$22,256,289	169	4.33	$131,694	8.215	359.23	600	88.1
Hawaii	$4,859,592	13	0.94	$373,815	7.533	358.53	633	86.7
Idaho	$2,752,340	25	0.54	$110,094	7.242	356.61	617	86.8
Illinois	$29,681,619	195	5.77	$152,213	7.567	358.95	608	84.0
Indiana	$6,313,010	73	1.23	$86,480	8.159	351.39	602	86.0
Iowa	$766,079	10	0.15	$76,608	8.313	356.86	610	82.2
Kansas	$1,518,746	14	0.30	$108,482	8.840	352.20	616	84.9
Kentucky	$2,439,082	25	0.47	$97,563	7.696	356.69	606	83.7
Louisiana	$3,972,864	39	0.77	$101,868	7.979	358.23	590	90.2
Maine	$1,133,769	8	0.22	$141,721	6.968	358.95	597	79.8
Maryland	$19,990,751	111	3.89	$180,097	7.740	359.65	582	80.1
Massachusetts	$14,089,385	67	2.74	$210,289	6.906	359.05	595	77.9
Michigan	$16,126,239	145	3.14	$111,215	7.829	356.86	599	86.8
Minnesota	$11,233,945	67	2.18	$167,671	7.691	359.69	599	88.1
Mississippi	$1,745,654	17	0.34	$102,686	8.293	356.12	577	87.4
Missouri	$8,654,349	81	1.68	$106,844	8.009	357.81	606	86.4
Montana	$1,083,593	9	0.21	$120,399	7.887	356.41	588	90.2
Nebraska	$702,135	6	0.14	$117,023	7.360	360.00	635	81.4
Nevada	$16,280,671	85	3.17	$191,537	7.028	359.63	619	82.5
New Hampshire	$3,304,849	18	0.64	$183,603	7.303	359.71	605	79.8
New Jersey	$16,365,167	87	3.18	$188,105	7.862	359.71	598	79.5
New Mexico	$1,922,341	18	0.37	$106,797	7.899	359.75	586	85.0
New York	$17,203,675	77	3.35	$223,424	7.251	359.67	607	77.0
North Carolina	$8,055,876	69	1.57	$116,752	7.875	356.96	596	87.3
North Dakota	$383,684	5	0.07	$76,737	7.505	359.66	670	88.4
Ohio	$7,508,310	74	1.46	$101,464	7.741	358.20	599	87.0
Oklahoma	$2,318,394	26	0.45	$89,169	8.049	355.95	597	89.7
Oregon	$4,737,427	35	0.92	$135,355	7.244	355.90	616	85.0
Pennsylvania	$6,926,125	63	1.35	$109,938	7.789	356.36	588	85.1
Rhode Island	$797,000	5	0.15	$159,400	7.161	360.00	550	73.1
South Carolina	$3,176,496	27	0.62	$117,648	7.932	359.62	592	85.9
Tennessee	$7,104,421	62	1.38	$114,587	7.775	357.03	601	89.6
Texas	$18,461,948	185	3.59	$99,794	7.897	358.60	608	86.0
Utah	$6,354,256	53	1.24	$119,892	7.200	358.14	637	84.1
Vermont	$609,750	4	0.12	$152,438	7.836	360.00	604	89.9
Virginia	$18,188,402	103	3.54	$176,586	7.376	359.26	598	81.7

Group 2

ARM $514,243,649

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Washington	$10,992,872	65	2.14	$169,121	7.161	358.74	604	83.9
West Virginia	$1,243,815	9	0.24	$138,202	7.832	360.00	592	85.1
Wisconsin	$4,274,744	38	0.83	$112,493	8.501	356.14	594	83.4
Wyoming	$691,183	5	0.13	$138,237	7.823	352.55	586	87.9
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$7,331,941	61	1.43	$120,196	7.079	353.82	581	41.9
50.01 - 55.00	$3,853,791	25	0.75	$154,152	6.996	359.75	593	52.9
55.01 - 60.00	$9,876,640	63	1.92	$156,772	7.002	358.08	573	58.2
60.01 - 65.00	$18,047,582	105	3.51	$171,882	7.158	358.63	577	63.3
65.01 - 70.00	$22,465,881	135	4.37	$166,414	7.251	357.86	574	68.5
70.01 - 75.00	$39,670,212	241	7.71	$164,607	7.335	356.94	580	74.0
75.01 - 80.00	$175,106,448	1,164	34.05	$150,435	7.161	358.94	618	79.7
80.01 - 85.00	$51,595,521	316	10.03	$163,277	7.563	358.16	582	84.3
85.01 - 90.00	$84,047,931	496	16.34	$169,451	7.616	358.89	600	89.6
90.01 - 95.00	$38,043,579	254	7.40	$149,778	8.072	359.69	606	94.7
95.01 - 100.00	$64,204,124	439	12.49	$146,251	7.825	359.76	630	99.9
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$119,760	1	0.02	$119,760	4.125	360.00	600	80.0
4.501 - 5.000	$502,800	2	0.10	$251,400	4.778	360.00	606	81.4
5.001 - 5.500	$7,418,263	36	1.44	$206,063	5.393	359.70	610	74.8
5.501 - 6.000	$32,603,339	171	6.34	$190,663	5.864	359.70	619	77.8
6.001 - 6.500	$64,488,678	342	12.54	$188,563	6.355	359.64	622	79.1
6.501 - 7.000	$105,752,868	602	20.56	$175,669	6.819	359.60	618	81.4
7.001 - 7.500	$91,733,690	575	17.84	$159,537	7.319	359.66	609	82.1
7.501 - 8.000	$87,999,354	579	17.11	$151,985	7.788	359.40	600	84.8
8.001 - 8.500	$47,437,060	348	9.22	$136,313	8.317	357.87	591	86.4
8.501 - 9.000	$37,869,247	297	7.36	$127,506	8.787	357.40	573	86.4
9.001 - 9.500	$16,204,414	135	3.15	$120,033	9.271	356.67	570	87.3
9.501 - 10.000	$13,998,612	129	2.72	$108,516	9.787	351.63	566	87.5
10.001 - 10.500	$3,361,970	36	0.65	$93,388	10.275	334.01	559	83.2
10.501 - 11.000	$2,101,812	24	0.41	$87,575	10.816	350.44	552	82.7
11.001 - 11.500	$1,341,873	11	0.26	$121,988	11.316	352.74	559	86.8

Group 2
ARM $514,243,649
Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$795,935	7	0.15	$113,705	11.769	354.13	570	90.2
12.001 - 12.500	$317,363	3	0.06	$105,788	12.165	340.04	541	91.8
13.501 - 14.000	$196,612	1	0.04	$196,612	13.750	359.00	656	95.0
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$369,524,601	2,463	71.86	$150,030	7.464	358.40	601	82.9
PUD	$71,973,015	433	14.00	$166,219	7.358	359.44	606	83.5
CND	$42,862,631	266	8.34	$161,138	7.310	359.52	617	83.4
2 FAM	$22,955,760	106	4.46	$216,564	7.431	359.77	624	78.6
3 FAM	$4,764,700	18	0.93	$264,706	7.308	359.90	633	76.0
CNDP	$1,834,126	11	0.36	$166,739	8.584	359.20	605	84.3
4 FAM	$328,818	2	0.06	$164,409	7.939	359.09	658	62.5
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$275,186,267	1,648	53.51	$166,982	7.353	358.46	588	79.3
PUR	$221,931,095	1,525	43.16	$145,529	7.552	359.21	624	87.0
RNC	$17,126,287	126	3.33	$135,923	7.319	356.43	603	82.9
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$502,382,154	3,212	97.69	$156,408	7.426	358.71	604	82.8
INV	$7,939,824	62	1.54	$128,062	7.904	359.87	623	78.8
2H	$3,921,671	25	0.76	$156,867	7.917	357.33	607	84.1
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Group 2

ARM $514,243,649

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
181 - 300	$7,164,979	102	1.39	$70,245	9.379	289.26	585	75.8
301 - 360	$507,078,670	3,197	98.61	$158,611	7.410	359.70	604	82.8
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$358,190,115	2,388	69.65	$149,996	7.377	358.60	596	84.0
STATED INCOME	$156,053,534	911	30.35	$171,299	7.577	358.98	622	79.9
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$65,000	1	0.01	$65,000	7.325	360.00	817	57.4
781 - 800	$1,385,000	7	0.27	$197,857	6.986	359.86	787	92.9
761 - 780	$1,311,125	9	0.25	$145,681	7.177	359.71	772	78.0
741 - 760	$4,600,866	24	0.89	$191,703	7.082	359.55	749	84.5
721 - 740	$5,765,953	33	1.12	$174,726	7.028	359.22	729	88.0
701 - 720	$8,666,611	54	1.69	$160,493	6.963	359.75	711	85.9
681 - 700	$18,348,217	115	3.57	$159,550	7.053	359.17	690	85.5
661 - 680	$27,277,751	173	5.30	$157,675	7.123	358.92	670	84.2
641 - 660	$47,647,921	292	9.27	$163,178	7.041	358.43	650	82.9
621 - 640	$63,848,408	409	12.42	$156,109	7.159	358.60	630	85.6
601 - 620	$79,855,427	501	15.53	$159,392	7.270	359.02	610	84.5
581 - 600	$87,347,168	566	16.99	$154,324	7.377	359.04	590	83.2
561 - 580	$64,578,890	430	12.56	$150,183	7.684	358.95	571	82.3
541 - 560	$48,252,886	323	9.38	$149,390	7.952	358.21	550	80.4
521 - 540	$30,705,733	204	5.97	$150,518	8.095	358.66	531	78.0
501 - 520	$23,256,717	145	4.52	$160,391	8.218	357.61	511	73.2
<= 500	$1,329,977	13	0.26	$102,306	8.292	338.01	497	65.8
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$421,267,017	2,706	81.92	$155,679	7.376	359.13	611	83.9
A-	$26,596,578	180	5.17	$147,759	7.806	354.76	570	80.1

Group 2

ARM $514,243,649

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
B	$39,342,375	247	7.65	$159,281	7.725	357.87	571	78.2
C	$19,917,241	121	3.87	$164,605	7.620	357.78	572	74.1
C-	$5,475,011	35	1.06	$156,429	7.597	357.48	580	75.5
D	$1,645,427	10	0.32	$164,543	7.657	352.91	564	64.2
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$147,444,209	961	28.67	$153,428	7.846	359.22	601	83.4
3	$229,500	1	0.04	$229,500	8.300	359.00	691	90.0
6	$168,805	2	0.03	$84,402	8.929	291.12	623	71.9
12	$24,669,220	153	4.80	$161,237	7.242	359.76	605	80.1
13	$50,889	1	0.01	$50,889	7.625	357.00	556	53.7
24	$160,137,068	937	31.14	$170,904	7.144	358.80	605	82.7
30	$653,086	4	0.13	$163,272	8.163	359.00	606	89.6
36	$180,890,873	1,240	35.18	$145,880	7.385	358.15	605	82.6
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	5	$17,346,066	151	3.37	$114,875	7.537	330.74	579	81.9
13 - 18	17	$1,252,250	9	0.24	$139,139	7.285	352.93	579	82.2
19 - 24	24	$145,025,653	836	28.20	$173,476	7.192	359.63	610	82.5
25 - 31	30	$850,246	8	0.17	$106,281	7.102	354.35	622	87.3
32 - 37	36	$349,376,295	2,293	67.94	$152,366	7.537	359.76	603	82.9
>= 38	59	$393,140	2	0.08	$196,570	6.471	359.00	628	62.6
		$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$5,028,441	28	0.98	$179,587	6.666	359.85	586	76.9
4.001 - 5.000	$12,326,887	72	2.40	$171,207	6.447	353.27	592	70.3
5.001 - 6.000	$80,421,540	513	15.64	$156,767	6.822	357.10	602	76.5
6.001 - 7.000	$165,409,382	974	32.17	$169,825	7.022	358.52	616	81.8
7.001 - 8.000	$167,802,970	1,094	32.63	$153,385	7.691	359.56	606	85.6

Group 2

ARM $514,243,649

Detailed Report

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 9.000	$64,572,359	464	12.56	$139,165	8.268	359.72	587	86.4
9.001 - 10.000	$16,554,548	134	3.22	$123,541	9.333	359.72	571	89.1
10.001 - 11.000	$1,601,930	16	0.31	$100,121	10.428	359.29	571	88.0
11.001 - 12.000	$525,591	4	0.10	$131,398	11.224	359.75	555	85.8
7.051	**$514,243,649**	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$279,708	1	0.05	$279,708	5.750	359.00	633	70.0
11.001 - 11.500	$513,493	4	0.10	$128,373	5.778	345.42	607	78.2
11.501 - 12.000	$5,368,791	30	1.04	$178,960	5.916	359.09	622	78.2
12.001 - 12.500	$15,082,790	80	2.93	$188,535	5.916	359.47	620	76.7
12.501 - 13.000	$43,409,019	241	8.44	$180,120	6.223	359.08	616	78.5
13.001 - 13.500	$68,041,677	374	13.23	$181,930	6.535	359.47	619	79.4
13.501 - 14.000	$105,848,446	614	20.58	$172,392	6.957	359.45	616	81.9
14.001 - 14.500	$87,869,501	561	17.09	$156,630	7.410	359.46	608	82.5
14.501 - 15.000	$80,149,907	529	15.59	$151,512	7.865	359.39	597	85.1
15.001 - 15.500	$41,606,174	301	8.09	$138,226	8.374	358.18	589	86.8
15.501 - 16.000	$32,875,445	263	6.39	$125,002	8.859	357.56	573	87.1
16.001 - 16.500	$14,216,354	118	2.76	$120,478	9.312	357.35	572	87.8
16.501 - 17.000	$11,399,041	109	2.22	$104,578	9.800	351.70	568	88.0
17.001 - 17.500	$3,033,948	32	0.59	$94,811	10.273	333.29	562	83.7
17.501 - 18.000	$1,925,787	21	0.37	$91,704	10.827	348.70	545	82.1
18.001 - 18.500	$1,341,873	11	0.26	$121,988	11.316	352.74	559	86.8
18.501 - 19.000	$767,719	6	0.15	$127,953	11.764	356.26	573	90.2
19.001 - 19.500	$317,363	3	0.06	$105,788	12.165	340.04	541	91.8
> 19.500	$196,612	1	0.04	$196,612	13.750	359.00	656	95.0
14.284	**$514,243,649**	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$12,458,150	64	2.42	$194,659	6.484	359.60	579	85.0
1.500	$398,481,767	2,552	77.49	$156,145	7.468	358.71	605	83.0
2.000	$7,695,305	46	1.50	$167,289	7.430	358.83	619	84.3
2.900	$103,793	1	0.02	$103,793	7.425	358.00	599	90.0
3.000	$95,504,636	636	18.57	$150,165	7.437	358.62	604	81.3

Group 2

ARM $514,243,649

Detailed Report

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Subsequent Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$92,437,829	609	17.98	$151,786	7.394	358.13	600	82.1
1.500	$421,269,320	2,687	81.92	$156,781	7.446	358.84	605	82.9
2.000	$536,500	3	0.10	$178,833	8.128	359.29	669	85.7
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$902,268	4	0.18	$225,567	4.993	359.69	614	77.7
5.001 - 6.000	$40,899,642	215	7.95	$190,231	5.806	359.38	617	77.2
6.001 - 7.000	$170,409,068	950	33.14	$179,378	6.655	359.40	619	80.5
7.001 - 8.000	$180,566,209	1,161	35.11	$155,526	7.557	359.40	605	83.5
8.001 - 9.000	$83,971,683	633	16.33	$132,657	8.532	358.04	583	86.5
9.001 - 10.000	$29,463,796	256	5.73	$115,093	9.510	355.29	568	87.8
> 10.000	$8,030,984	80	1.56	$100,387	10.900	344.75	560	85.1
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$1,313,539	22	0.26	$59,706	9.051	287.93	571	73.7
08/05	$2,696,721	37	0.52	$72,884	9.394	288.64	587	76.4
09/05	$1,860,664	25	0.36	$74,427	9.670	290.26	583	78.5
10/05	$487,608	6	0.09	$81,268	9.078	290.61	614	75.4
11/05	$969,523	7	0.19	$138,503	7.201	341.52	593	77.8
12/05	$10,018,012	54	1.95	$185,519	6.400	356.11	574	85.8
10/06	$331,193	2	0.06	$165,596	7.428	352.00	576	79.5
11/06	$680,555	5	0.13	$136,111	6.974	353.00	571	81.6
12/06	$240,503	2	0.05	$120,252	7.970	354.00	608	87.7
01/07	$413,299	3	0.08	$137,766	7.730	355.00	562	84.2
02/07	$283,737	1	0.06	$283,737	6.625	356.00	538	85.0
03/07	$1,655,188	12	0.32	$137,932	7.543	357.00	612	89.1
04/07	$7,593,151	45	1.48	$168,737	7.144	358.02	617	82.5

Group 2

ARM $514,243,649

Detailed Report

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/07	$31,876,400	189	6.20	$168,658	7.190	359.03	607	80.9
06/07	$102,523,128	580	19.94	$176,764	7.190	360.00	610	82.8
07/07	$680,750	6	0.13	$113,458	7.166	360.00	617	89.0
11/07	$97,605	1	0.02	$97,605	8.850	354.00	529	100.0
12/07	$453,561	4	0.09	$113,390	7.348	354.00	605	87.1
01/08	$299,080	3	0.06	$99,693	6.160	355.00	676	83.6
02/08	$103,515	1	0.02	$103,515	7.200	356.00	671	80.0
03/08	$1,873,715	14	0.36	$133,837	7.071	357.11	573	70.8
04/08	$9,079,827	65	1.77	$139,690	7.635	358.04	609	80.6
05/08	$63,564,636	411	12.36	$154,658	7.533	359.03	610	82.5
06/08	$270,012,443	1,774	52.51	$152,205	7.540	360.00	601	83.2
07/08	$4,742,158	28	0.92	$169,363	7.461	360.00	606	82.2
05/10	$393,140	2	0.08	$196,570	6.471	359.00	628	62.6
	$514,243,649	**3,299**	**100.00**	**$155,879**	**7.438**	**358.71**	**604**	**82.7**

Group 3

ARM $363,805,592

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	1,557	
Total Outstanding Balance	$363,805,592	
Average Loan Balance	$233,658	$10,942 to $1,080,000
WA Mortgage Rate	7.411%	4.990% to 13.750%
Net WAC	6.902%	4.481% to 13.241%
ARM Characteristics		
WA Gross Margin	7.015%	3.982% to 10.750%
WA Months to First Roll	30	1 to 59
WA First Periodic Cap	1.719%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.427%	1.000% to 2.000%
WA Lifetime Cap	14.271%	7.000% to 19.875%
WA Lifetime Floor	7.392%	1.000% to 13.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	357	273 to 360
WA LTV	83.24%	11.96% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	610	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	70.71%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	29.39%	SFR	69.11%	FULL	65.62%	RCO	52.51%	OO	96.99%	A	81.70%	0	29.29%
FL	10.36%	PUD	21.24%	STATED	34.38%	PUR	43.40%	INV	1.60%	A-	7.43%	6	0.01%
TX	4.56%	CND	7.06%			RNC	4.09%	2H	1.41%	B	6.20%	12	6.18%
NY	4.18%	2 FAM	1.23%							C	3.30%	13	0.13%
IL	3.99%	MNF	0.58%							C-	1.19%	24	33.99%
										D	0.18%	30	0.19%
												36	28.80%
												60	1.40%

Group 3

ARM $363,805,592

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$5,101,416	18	1.40	$283,412	6.935	355.72	572	80.1
2/28 LIB6M	$69,355,725	343	19.06	$202,203	7.646	351.88	603	82.4
2/28 LIB6M - IO - 24	$51,024,263	156	14.03	$327,079	6.913	359.80	625	86.1
2/28 LIB6M - IO - 60	$5,663,724	19	1.56	$298,091	6.503	359.35	622	81.8
3/27 LIB6M	$155,304,991	749	42.69	$207,350	7.616	357.10	603	81.9
3/27 LIB6M - IO - 36	$73,718,045	258	20.26	$285,729	7.209	359.79	621	85.3
3/27 LIB6M - IO - 60	$3,501,050	13	0.96	$269,312	7.392	359.07	627	83.2
5/25 LIB6M	$136,377	1	0.04	$136,377	6.500	359.00	640	70.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$363,805,592	1,557	100.00	$233,658	7.411	357.06	610	83.2
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$195,747	10	0.05	$19,575	10.555	290.47	558	63.3
$25,000.01 - $50,000.00	$1,217,046	31	0.33	$39,260	10.060	290.62	584	74.5
$50,000.01 - $75,000.00	$3,721,141	58	1.02	$64,158	9.059	310.29	589	79.4
$75,000.01 - $100,000.00	$7,823,718	88	2.15	$88,906	8.260	341.62	587	82.5
$100,000.01 - $150,000.00	$37,528,322	298	10.32	$125,934	7.770	353.06	608	82.7
$150,000.01 - $200,000.00	$48,891,292	278	13.44	$175,868	7.744	356.60	602	83.6
$200,000.01 - $250,000.00	$45,176,391	201	12.42	$224,758	7.526	357.80	610	83.0
$250,000.01 - $300,000.00	$42,444,206	154	11.67	$275,612	7.277	358.69	609	84.3
$300,000.01 - $350,000.00	$41,116,699	127	11.30	$323,754	7.331	359.76	615	85.1
$350,000.01 - $400,000.00	$56,365,453	149	15.49	$378,292	7.226	359.32	609	82.7
$400,000.01 - $450,000.00	$30,420,727	72	8.36	$422,510	7.204	359.86	615	83.2
$450,000.01 - $500,000.00	$22,864,240	48	6.28	$476,338	6.966	359.87	607	81.8
$500,000.01 - $550,000.00	$8,880,433	17	2.44	$522,378	6.746	359.88	634	85.0
$550,000.01 - $600,000.00	$5,791,728	10	1.59	$579,173	6.703	359.70	634	83.1
$600,000.01 - $650,000.00	$5,669,550	9	1.56	$629,950	6.562	360.00	612	82.9
$650,000.01 - $700,000.00	$1,321,400	2	0.36	$660,700	6.990	360.00	638	90.5
$700,000.01 - $750,000.00	$715,000	1	0.20	$715,000	7.875	358.00	574	87.7
$800,000.01 - $850,000.00	$1,672,500	2	0.46	$836,250	6.564	360.00	626	68.6
> $900,000.00	$1,990,000	2	0.55	$995,000	7.835	360.00	625	78.6
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Group 3

ARM $363,805,592

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,284,061	16	0.63	$142,754	7.797	359.67	599	88.0
Alaska	$488,750	1	0.13	$488,750	6.750	359.00	565	85.0
Arizona	$13,950,003	66	3.83	$211,364	7.318	358.46	615	83.9
Arkansas	$1,315,875	9	0.36	$146,208	8.444	358.55	606	90.5
California	$106,912,389	304	29.39	$351,685	6.935	358.76	615	81.4
Colorado	$4,678,182	21	1.29	$222,771	7.229	355.80	634	84.5
Connecticut	$3,012,368	13	0.83	$231,721	8.366	359.19	569	82.4
Delaware	$1,149,022	4	0.32	$287,256	7.319	359.72	593	90.6
District of Columbia	$1,094,500	3	0.30	$364,833	7.596	360.00	612	75.5
Florida	$37,695,820	168	10.36	$224,380	7.613	358.02	604	83.0
Georgia	$11,261,649	55	3.10	$204,757	8.031	356.58	604	87.3
Hawaii	$2,187,159	8	0.60	$273,395	6.776	359.90	653	85.7
Idaho	$1,867,125	12	0.51	$155,594	7.427	346.82	609	80.6
Illinois	$14,506,855	67	3.99	$216,520	7.730	356.41	611	84.3
Indiana	$4,135,451	30	1.14	$137,848	8.121	347.47	614	85.5
Iowa	$1,150,742	10	0.32	$115,074	8.263	357.25	609	87.7
Kansas	$2,465,383	13	0.68	$189,645	8.632	359.24	589	94.3
Kentucky	$2,024,351	14	0.56	$144,596	7.469	350.43	619	79.6
Louisiana	$2,415,872	16	0.66	$150,992	8.036	353.75	604	90.5
Maine	$1,416,655	7	0.39	$202,379	7.453	359.48	624	85.2
Maryland	$10,154,918	31	2.79	$327,578	7.760	359.89	587	82.6
Massachusetts	$6,993,077	20	1.92	$349,654	7.441	359.57	588	83.4
Michigan	$8,732,612	47	2.40	$185,800	7.599	355.48	601	78.9
Minnesota	$5,518,670	22	1.52	$250,849	7.695	359.09	626	90.5
Mississippi	$988,241	9	0.27	$109,805	8.050	351.85	619	89.1
Missouri	$3,824,153	25	1.05	$152,966	8.123	355.54	612	86.8
Montana	$900,652	5	0.25	$180,130	7.752	359.88	571	82.8
Nebraska	$440,150	3	0.12	$146,717	7.786	360.00	595	89.7
Nevada	$13,779,974	52	3.79	$265,000	7.050	359.10	622	82.0
New Hampshire	$1,622,239	6	0.45	$270,373	7.492	359.89	587	89.7
New Jersey	$10,578,183	36	2.91	$293,838	7.832	358.23	606	83.4
New Mexico	$1,089,500	8	0.30	$136,188	7.612	348.81	584	84.0
New York	$15,200,026	49	4.18	$310,205	7.129	358.69	610	78.9
North Carolina	$4,207,113	35	1.16	$120,203	7.897	346.50	602	84.8
Ohio	$5,155,503	45	1.42	$114,567	8.193	342.98	599	83.7
Oklahoma	$1,707,184	12	0.47	$142,265	7.660	355.85	609	91.9
Oregon	$4,480,261	23	1.23	$194,794	7.361	353.99	638	85.0
Pennsylvania	$6,654,195	37	1.83	$179,843	7.159	354.37	611	85.8
Rhode Island	$1,398,966	6	0.38	$233,161	6.727	359.50	578	78.1
South Carolina	$2,158,957	14	0.59	$154,211	8.135	353.40	603	85.6
South Dakota	$377,866	3	0.10	$125,955	8.638	359.38	619	86.3
Tennessee	$5,897,516	36	1.62	$163,820	7.697	351.59	616	87.0
Texas	$16,599,942	103	4.56	$161,164	7.833	355.55	610	85.0
Utah	$2,831,773	13	0.78	$217,829	7.663	357.79	598	85.9
Vermont	$535,500	3	0.15	$178,500	7.265	360.00	524	64.3

Group 3

ARM $363,805,592

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Virginia	$5,673,369	21	1.56	$270,160	7.369	358.45	611	84.9
Washington	$8,149,892	40	2.24	$203,747	7.284	348.30	608	83.3
West Virginia	$823,332	5	0.23	$164,666	8.543	358.11	590	84.6
Wisconsin	$1,049,112	9	0.29	$116,568	8.196	357.83	586	80.6
Wyoming	$270,507	2	0.07	$135,254	7.138	359.52	576	80.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$3,279,748	21	0.90	$156,178	6.829	356.38	591	38.0
50.01 - 55.00	$3,374,654	16	0.93	$210,916	7.085	350.99	586	52.6
55.01 - 60.00	$4,284,630	18	1.18	$238,035	7.133	351.68	576	58.6
60.01 - 65.00	$9,030,231	36	2.48	$250,840	7.225	351.54	588	63.9
65.01 - 70.00	$13,532,689	70	3.72	$193,324	7.396	349.87	590	68.7
70.01 - 75.00	$23,475,433	101	6.45	$232,430	7.348	353.13	593	74.1
75.01 - 80.00	$129,158,877	578	35.50	$223,458	7.119	357.99	622	79.7
80.01 - 85.00	$39,281,605	163	10.80	$240,991	7.432	355.28	586	84.2
85.01 - 90.00	$72,322,475	278	19.88	$260,153	7.716	358.20	604	89.4
90.01 - 95.00	$33,461,634	129	9.20	$259,393	7.770	359.44	610	94.5
95.01 - 100.00	$32,603,615	147	8.96	$221,793	7.733	359.35	638	99.9
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$905,920	2	0.25	$452,960	4.997	358.13	617	91.6
5.001 - 5.500	$3,257,128	11	0.90	$296,103	5.425	359.42	624	76.1
5.501 - 6.000	$22,715,848	75	6.24	$302,878	5.879	359.78	630	78.2
6.001 - 6.500	$52,357,459	183	14.39	$286,106	6.347	359.72	627	79.8
6.501 - 7.000	$86,035,122	321	23.65	$268,022	6.811	359.76	620	82.2
7.001 - 7.500	$51,323,650	212	14.11	$242,093	7.287	359.60	616	82.8
7.501 - 8.000	$60,951,065	261	16.75	$233,529	7.796	358.47	602	86.0
8.001 - 8.500	$27,565,673	135	7.58	$204,190	8.299	355.41	590	86.0
8.501 - 9.000	$29,756,520	154	8.18	$193,224	8.777	352.62	584	87.7
9.001 - 9.500	$11,645,332	68	3.20	$171,255	9.277	348.42	598	84.8
9.501 - 10.000	$10,292,632	71	2.83	$144,967	9.777	342.07	565	85.5
10.001 - 10.500	$3,847,062	30	1.06	$128,235	10.242	330.32	576	83.4
10.501 - 11.000	$2,152,768	17	0.59	$126,633	10.806	323.47	557	84.8
11.001 - 11.500	$568,051	7	0.16	$81,150	11.359	314.90	545	82.4

Group 3

ARM $363,805,592

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$142,877	3	0.04	$47,626	11.718	298.12	541	69.0
12.001 - 12.500	$159,276	3	0.04	$53,092	12.332	297.42	612	75.3
12.501 - 13.000	$91,033	3	0.03	$30,344	12.825	299.80	561	70.1
13.501 - 14.000	$38,175	1	0.01	$38,175	13.750	310.00	506	65.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$251,440,183	1,094	69.11	$229,836	7.380	356.71	607	82.6
PUD	$77,278,125	309	21.24	$250,091	7.524	359.20	612	84.7
CND	$25,670,469	95	7.06	$270,215	7.172	359.30	630	86.1
2 FAM	$4,492,263	20	1.23	$224,613	7.563	356.07	610	81.6
MNF	$2,099,515	28	0.58	$74,983	9.171	303.71	602	76.1
CNDP	$1,796,076	7	0.49	$256,582	7.519	355.77	634	86.4
4 FAM	$937,462	3	0.26	$312,487	8.272	342.60	608	70.8
3 FAM	$91,500	1	0.03	$91,500	6.875	360.00	672	75.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$191,048,413	765	52.51	$249,736	7.318	356.95	597	80.8
PUR	$157,884,578	712	43.40	$221,748	7.513	358.03	626	86.2
RNC	$14,872,601	80	4.09	$185,908	7.534	348.30	602	82.9
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$352,842,607	1,502	96.99	$234,915	7.403	357.03	609	83.3
INV	$5,816,617	32	1.60	$181,769	7.710	356.55	641	81.5
2H	$5,146,368	23	1.41	$223,755	7.628	359.74	627	78.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Group 3

ARM $363,805,592

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
181 - 300	$13,544,184	155	3.72	$87,382	9.403	291.51	586	76.1
301 - 360	$350,261,408	1,402	96.28	$249,830	7.334	359.60	611	83.5
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$238,744,981	1,058	65.62	$225,657	7.309	357.11	602	84.6
STATED INCOME	$125,060,611	499	34.38	$250,622	7.606	356.97	625	80.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$118,242	1	0.03	$118,242	9.500	359.00	811	95.0
781 - 800	$885,599	3	0.24	$295,200	8.190	343.46	785	83.7
761 - 780	$2,096,598	8	0.58	$262,075	6.404	359.45	771	78.8
741 - 760	$2,159,486	9	0.59	$239,943	6.928	352.48	749	85.8
721 - 740	$6,200,175	23	1.70	$269,573	6.964	358.09	728	87.4
701 - 720	$8,048,226	32	2.21	$251,507	6.792	357.99	709	84.0
681 - 700	$12,730,809	51	3.50	$249,624	7.111	356.29	689	84.4
661 - 680	$21,350,083	92	5.87	$232,066	7.066	359.34	670	84.0
641 - 660	$33,514,329	145	9.21	$231,133	7.247	357.48	650	85.2
621 - 640	$55,661,941	222	15.30	$250,729	7.148	357.37	631	84.1
601 - 620	$64,831,102	266	17.82	$243,726	7.245	358.12	611	83.5
581 - 600	$52,956,276	219	14.56	$241,809	7.326	358.56	591	83.8
561 - 580	$42,011,881	179	11.55	$234,703	7.630	356.74	571	83.3
541 - 560	$26,213,782	117	7.21	$224,049	7.996	355.96	551	81.6
521 - 540	$21,090,545	105	5.80	$200,862	8.151	354.59	531	79.0
501 - 520	$11,219,124	63	3.08	$178,081	8.454	355.19	511	75.4
<= 500	$2,717,395	22	0.75	$123,518	9.189	320.94	484	83.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$297,219,717	1,252	81.70	$237,396	7.338	357.94	616	84.1
A-	$27,024,846	117	7.43	$230,982	7.801	352.03	586	82.7

Group 3

ARM $363,805,592

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
B	$22,541,390	104	6.20	$216,744	7.699	353.33	574	77.1
C	$12,015,279	59	3.30	$203,649	7.776	353.38	586	75.8
C-	$4,333,915	20	1.19	$216,696	7.305	357.94	573	78.4
D	$670,446	5	0.18	$134,089	8.506	357.04	558	77.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$106,568,020	449	29.29	$237,345	7.806	357.52	609	83.1
6	$27,497	1	0.01	$27,497	10.625	299.00	614	80.0
12	$22,472,844	92	6.18	$244,270	7.268	359.89	610	83.3
13	$476,314	2	0.13	$238,157	7.349	347.02	612	88.0
24	$123,667,549	475	33.99	$260,353	7.133	358.35	611	83.9
30	$708,781	3	0.19	$236,260	7.345	359.00	616	85.1
36	$104,782,395	483	28.80	$216,941	7.331	356.56	609	82.8
60	$5,102,191	52	1.40	$98,119	8.187	315.45	596	77.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$19,450,931	179	5.35	$108,664	8.782	310.09	579	78.2
13 - 18	17	$1,465,101	5	0.40	$293,020	7.057	352.71	587	81.2
19 - 24	24	$116,028,060	417	31.89	$278,245	7.138	359.74	616	84.2
25 - 31	29	$1,155,240	5	0.32	$231,048	6.873	353.41	641	88.2
32 - 37	36	$225,569,883	950	62.00	$237,442	7.439	359.78	609	83.2
>= 38	59	$136,377	1	0.04	$136,377	6.500	359.00	640	70.0
		$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$713,257	4	0.20	$178,314	7.139	349.54	581	85.4
4.001 - 5.000	$6,072,667	38	1.67	$159,807	6.946	345.12	614	69.9
5.001 - 6.000	$66,752,614	295	18.35	$226,280	6.836	352.84	611	77.4
6.001 - 7.000	$128,257,768	523	35.25	$245,235	7.037	357.30	618	83.0
7.001 - 8.000	$105,684,627	446	29.05	$236,961	7.638	358.81	608	85.8

Group 3

ARM $363,805,592

Detailed Report

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 9.000	$43,738,279	196	12.02	$223,154	8.327	359.62	591	87.2
9.001 - 10.000	$10,981,561	48	3.02	$228,783	9.309	359.68	595	87.3
10.001 - 11.000	$1,604,820	7	0.44	$229,260	10.299	359.81	570	91.2
7.015	**$363,805,592**	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 8.000	$227,000	1	0.06	$227,000	7.700	360.00	525	72.3
10.501 - 11.000	$282,920	1	0.08	$282,920	4.990	354.00	720	100.0
11.001 - 11.500	$555,416	3	0.15	$185,139	5.800	347.93	594	71.3
11.501 - 12.000	$2,375,097	9	0.65	$263,900	5.808	359.71	643	83.0
12.001 - 12.500	$7,937,911	33	2.18	$240,543	5.999	358.96	645	79.4
12.501 - 13.000	$32,015,326	117	8.80	$273,635	6.185	359.34	628	80.2
13.001 - 13.500	$53,738,664	189	14.77	$284,332	6.487	359.41	623	80.0
13.501 - 14.000	$84,497,897	316	23.23	$267,398	6.929	359.36	618	82.1
14.001 - 14.500	$50,602,158	214	13.91	$236,459	7.389	358.75	611	83.1
14.501 - 15.000	$54,056,654	234	14.86	$231,011	7.852	358.17	600	86.3
15.001 - 15.500	$23,950,978	120	6.58	$199,591	8.341	356.50	592	86.4
15.501 - 16.000	$28,286,373	146	7.78	$193,742	8.838	352.64	584	87.8
16.001 - 16.500	$10,583,331	55	2.91	$192,424	9.355	350.15	597	83.6
16.501 - 17.000	$9,510,536	63	2.61	$150,961	9.865	337.16	569	85.8
17.001 - 17.500	$2,730,004	26	0.75	$105,000	10.246	332.62	574	86.6
17.501 - 18.000	$1,549,894	15	0.43	$103,326	10.780	330.27	540	83.9
18.001 - 18.500	$474,070	5	0.13	$94,814	11.390	318.06	534	84.6
18.501 - 19.000	$142,877	3	0.04	$47,626	11.718	298.12	541	69.0
19.001 - 19.500	$159,276	3	0.04	$53,092	12.332	297.42	612	75.3
> 19.500	$129,208	4	0.04	$32,302	13.099	302.82	545	68.6
14.271	**$363,805,592**	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$6,726,393	26	1.85	$258,707	7.103	356.74	584	81.2
1.500	$299,240,838	1,262	82.25	$237,116	7.420	357.14	610	83.4
1.850	$257,389	1	0.07	$257,389	7.000	359.00	535	80.0
2.000	$3,445,353	15	0.95	$229,690	7.716	357.00	585	79.4
3.000	$54,135,619	253	14.88	$213,975	7.383	356.70	614	82.9

Group 3

ARM $363,805,592

Detailed Report

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Subsequent Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$53,225,284	252	14.63	$211,211	7.481	355.85	606	83.0
1.500	$310,372,308	1,304	85.31	$238,016	7.399	357.27	610	83.3
2.000	$208,000	1	0.06	$208,000	7.750	358.00	687	80.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$227,000	1	0.06	$227,000	7.700	360.00	525	72.3
4.001 - 5.000	$905,920	2	0.25	$452,960	4.997	358.13	617	91.6
5.001 - 6.000	$26,702,718	91	7.34	$293,436	5.857	359.24	631	77.9
6.001 - 7.000	$138,447,977	508	38.06	$272,535	6.646	359.39	622	81.3
7.001 - 8.000	$113,139,658	477	31.10	$237,190	7.572	358.84	608	84.6
8.001 - 9.000	$56,956,456	290	15.66	$196,402	8.568	354.11	587	86.9
9.001 - 10.000	$21,224,151	127	5.83	$167,119	9.553	345.82	584	85.1
> 10.000	$6,201,713	61	1.70	$101,667	10.644	328.80	559	83.7
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$2,588,276	30	0.71	$86,276	9.015	288.54	600	74.3
08/05	$4,255,503	46	1.17	$92,511	9.183	286.62	592	74.2
09/05	$1,892,861	23	0.52	$82,298	9.659	294.02	575	76.5
10/05	$2,240,556	26	0.62	$86,175	9.422	309.02	558	80.7
11/05	$3,500,345	29	0.96	$120,702	9.493	310.74	588	81.5
12/05	$4,973,389	25	1.37	$198,936	7.196	347.51	563	80.8
10/06	$948,484	3	0.26	$316,161	7.547	352.00	580	80.8
12/06	$516,617	2	0.14	$258,309	6.157	354.00	599	82.1
01/07	$287,717	1	0.08	$287,717	9.100	355.00	560	80.0
03/07	$479,790	2	0.13	$239,895	6.967	357.38	634	84.5
04/07	$4,054,155	15	1.11	$270,277	7.084	358.07	628	82.5
05/07	$19,652,055	83	5.40	$236,772	7.058	359.03	620	81.4

Group 3

ARM $363,805,592

Detailed Report

Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/07	$90,510,943	311	24.88	$291,032	7.157	360.00	614	85.0
07/07	$1,043,400	5	0.29	$208,680	6.759	360.00	653	75.0
11/07	$681,417	3	0.19	$227,139	7.707	353.00	636	85.7
12/07	$473,823	2	0.13	$236,911	5.675	354.00	649	91.9
02/08	$530,681	3	0.15	$176,894	6.380	356.00	551	76.1
03/08	$718,616	3	0.20	$239,539	7.303	357.00	607	80.9
04/08	$5,733,850	26	1.58	$220,533	7.525	358.03	603	81.6
05/08	$34,208,575	149	9.40	$229,588	7.619	359.03	606	81.8
06/08	$182,074,326	758	50.05	$240,204	7.403	360.00	610	83.5
07/08	$2,303,836	11	0.63	$209,440	7.718	360.00	596	84.5
05/10	$136,377	1	0.04	$136,377	6.500	359.00	640	70.0
	$363,805,592	**1,557**	**100.00**	**$233,658**	**7.411**	**357.06**	**610**	**83.2**

Group 2 & 3

ARM $878,049,241

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	4,856	
Total Outstanding Balance	$878,049,241	
Average Loan Balance	$180,817	$5,644 to $1,080,000
WA Mortgage Rate	7.427%	4.125% to 13.750%
Net WAC	6.918%	3.616% to 13.241%
ARM Characteristics		
WA Gross Margin	7.036%	3.480% to 11.470%
WA Months to First Roll	31	1 to 59
WA First Periodic Cap	1.751%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.417%	1.000% to 2.000%
WA Lifetime Cap	14.279%	7.000% to 20.750%
WA Lifetime Floor	7.412%	1.000% to 13.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	358	273 to 360
WA LTV	82.95%	11.96% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	606	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	71.07%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	24.93%	SFR	70.72%	FULL	67.98%	RCO	53.10%	OO	97.40%	A	81.83%	0	28.93%
FL	9.83%	PUD	17.00%	STATED	32.02%	PUR	43.26%	INV	1.57%	A-	6.11%	3	0.03%
IL	5.03%	CND	7.81%			RNC	3.64%	2H	1.03%	B	7.05%	6	0.02%
TX	3.99%	2 FAM	3.13%							C	3.64%	12	5.37%
GA	3.82%	3 FAM	0.55%							C-	1.12%	13	0.06%
										D	0.26%	24	32.32%
												30	0.16%
												36	32.53%
												60	0.58%

Group 2 & 3

ARM $878,049,241

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$15,282,503	67	1.74	$228,097	6.472	358.52	573	84.1
2/28 LIB6M	$164,213,991	959	18.70	$171,235	7.538	355.01	601	81.5
2/28 LIB6M - IO - 24	$94,022,810	368	10.71	$255,497	6.899	359.82	625	85.7
2/28 LIB6M - IO - 60	$17,224,157	73	1.96	$235,947	6.697	359.15	621	83.2
3/27 LIB6M	$413,006,062	2,583	47.04	$159,894	7.667	358.04	598	81.8
3/27 LIB6M - IO - 36	$164,215,108	750	18.70	$218,953	7.181	359.77	622	85.5
3/27 LIB6M - IO - 60	$9,555,093	53	1.09	$180,285	7.440	359.16	629	83.7
5/25 LIB6M	$529,517	3	0.06	$176,506	6.478	359.00	631	64.5
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$878,049,241	4,856	100.00	$180,817	7.427	358.03	606	83.0
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$290,559	16	0.03	$18,160	10.310	289.59	559	65.6
$25,000.01 - $50,000.00	$3,257,206	79	0.37	$41,230	9.477	311.28	583	73.4
$50,000.01 - $75,000.00	$21,515,558	332	2.45	$64,806	8.559	345.09	598	82.7
$75,000.01 - $100,000.00	$50,435,663	569	5.74	$88,639	8.005	353.96	599	83.2
$100,000.01 - $150,000.00	$167,090,206	1,344	19.03	$124,323	7.639	357.58	604	83.2
$150,000.01 - $200,000.00	$160,050,248	922	18.23	$173,590	7.509	358.69	603	82.9
$200,000.01 - $250,000.00	$129,276,222	578	14.72	$223,661	7.341	358.91	604	82.1
$250,000.01 - $300,000.00	$111,808,741	408	12.73	$274,041	7.141	359.35	606	83.1
$300,000.01 - $350,000.00	$84,072,747	259	9.57	$324,605	7.194	359.46	613	84.1
$350,000.01 - $400,000.00	$65,415,539	174	7.45	$375,951	7.215	359.37	614	82.7
$400,000.01 - $450,000.00	$32,973,702	78	3.76	$422,740	7.200	359.85	619	83.4
$450,000.01 - $500,000.00	$24,777,240	52	2.82	$476,485	7.005	359.88	608	82.2
$500,000.01 - $550,000.00	$9,925,433	19	1.13	$522,391	6.883	359.89	632	86.6
$550,000.01 - $600,000.00	$5,791,728	10	0.66	$579,173	6.703	359.70	634	83.1
$600,000.01 - $650,000.00	$5,669,550	9	0.65	$629,950	6.562	360.00	612	82.9
$650,000.01 - $700,000.00	$1,321,400	2	0.15	$660,700	6.990	360.00	638	90.5
$700,000.01 - $750,000.00	$715,000	1	0.08	$715,000	7.875	358.00	574	87.7
$800,000.01 - $850,000.00	$1,672,500	2	0.19	$836,250	6.564	360.00	626	68.6
> $900,000.00	$1,990,000	2	0.23	$995,000	7.835	360.00	625	78.6
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Group 2 & 3

ARM $878,049,241

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$4,927,364	43	0.56	$114,590	7.964	359.65	596	89.4
Alaska	$1,437,950	6	0.16	$239,658	7.445	359.66	584	91.4
Arizona	$30,892,164	182	3.52	$169,737	7.264	358.84	609	83.8
Arkansas	$2,529,696	21	0.29	$120,462	8.505	357.86	599	90.9
California	$218,932,750	779	24.93	$281,043	6.914	358.93	610	79.8
Colorado	$15,987,230	93	1.82	$171,906	7.129	358.40	625	84.1
Connecticut	$13,254,707	71	1.51	$186,686	7.631	357.95	601	81.6
Delaware	$3,900,530	21	0.44	$185,740	7.453	359.75	593	86.2
District of Columbia	$2,449,895	9	0.28	$272,211	7.549	359.91	613	77.7
Florida	$86,291,485	492	9.83	$175,389	7.531	358.71	608	83.8
Georgia	$33,517,938	224	3.82	$149,634	8.153	358.34	602	87.9
Hawaii	$7,046,751	21	0.80	$335,560	7.298	358.96	639	86.4
Idaho	$4,619,465	37	0.53	$124,850	7.317	352.65	614	84.3
Illinois	$44,188,474	262	5.03	$168,658	7.620	358.12	609	84.1
Indiana	$10,448,461	103	1.19	$101,441	8.144	349.84	607	85.8
Iowa	$1,916,821	20	0.22	$95,841	8.283	357.09	610	85.5
Kansas	$3,984,129	27	0.45	$147,560	8.711	356.55	599	90.7
Kentucky	$4,463,432	39	0.51	$114,447	7.593	353.85	612	81.8
Louisiana	$6,388,736	55	0.73	$116,159	8.000	356.53	595	90.3
Maine	$2,550,424	15	0.29	$170,028	7.237	359.25	612	82.8
Maryland	$30,145,669	142	3.43	$212,293	7.747	359.73	584	80.9
Massachusetts	$21,082,462	87	2.40	$242,327	7.084	359.22	593	79.7
Michigan	$24,858,851	192	2.83	$129,473	7.748	356.38	600	84.0
Minnesota	$16,752,615	89	1.91	$188,232	7.693	359.49	608	88.9
Mississippi	$2,733,894	26	0.31	$105,150	8.205	354.57	592	88.0
Missouri	$12,478,502	106	1.42	$117,722	8.044	357.11	608	86.6
Montana	$1,984,245	14	0.23	$141,732	7.826	357.99	580	86.8
Nebraska	$1,142,285	9	0.13	$126,921	7.524	360.00	620	84.6
Nevada	$30,060,646	137	3.42	$219,421	7.038	359.39	620	82.2
New Hampshire	$4,927,088	24	0.56	$205,295	7.366	359.77	599	83.1
New Jersey	$26,943,350	123	3.07	$219,052	7.850	359.13	601	81.0
New Mexico	$3,011,842	26	0.34	$115,840	7.795	355.80	586	84.7
New York	$32,403,701	126	3.69	$257,172	7.194	359.21	608	77.9
North Carolina	$12,262,989	104	1.40	$117,913	7.882	353.37	598	86.4
North Dakota	$383,684	5	0.04	$76,737	7.505	359.66	670	88.4
Ohio	$12,663,813	119	1.44	$106,419	7.925	352.01	599	85.6
Oklahoma	$4,025,578	38	0.46	$105,936	7.884	355.90	602	90.6
Oregon	$9,217,689	58	1.05	$158,926	7.301	354.97	627	85.0
Pennsylvania	$13,580,321	100	1.55	$135,803	7.480	355.39	599	85.4
Rhode Island	$2,195,966	11	0.25	$199,633	6.885	359.68	568	76.3
South Carolina	$5,335,453	41	0.61	$130,133	8.015	357.11	596	85.8
South Dakota	$377,866	3	0.04	$125,955	8.638	359.38	619	86.3
Tennessee	$13,001,937	98	1.48	$132,673	7.740	354.56	608	88.4
Texas	$35,061,890	288	3.99	$121,743	7.867	357.16	609	85.5
Utah	$9,186,029	66	1.05	$139,182	7.343	358.03	625	84.7

Group 2 & 3

ARM $878,049,241

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Vermont	$1,145,250	7	0.13	$163,607	7.569	360.00	567	77.9
Virginia	$23,861,770	124	2.72	$192,434	7.375	359.07	601	82.5
Washington	$19,142,764	105	2.18	$182,312	7.213	354.30	606	83.7
West Virginia	$2,067,147	14	0.24	$147,653	8.115	359.25	592	84.9
Wisconsin	$5,323,856	47	0.61	$113,274	8.440	356.47	593	82.9
Wyoming	$961,690	7	0.11	$137,384	7.630	354.51	583	85.7
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$10,611,688	82	1.21	$129,411	7.002	354.61	584	40.7
50.01 - 55.00	$7,228,445	41	0.82	$176,304	7.038	355.66	590	52.8
55.01 - 60.00	$14,161,271	81	1.61	$174,831	7.041	356.15	574	58.3
60.01 - 65.00	$27,077,813	141	3.08	$192,041	7.180	356.27	581	63.5
65.01 - 70.00	$35,998,571	205	4.10	$175,603	7.305	354.85	580	68.5
70.01 - 75.00	$63,145,645	342	7.19	$184,636	7.340	355.52	585	74.0
75.01 - 80.00	$304,265,325	1,742	34.65	$174,664	7.143	358.54	619	79.7
80.01 - 85.00	$90,877,126	479	10.35	$189,723	7.507	356.91	584	84.3
85.01 - 90.00	$156,370,406	774	17.81	$202,029	7.662	358.57	602	89.5
90.01 - 95.00	$71,505,213	383	8.14	$186,698	7.931	359.58	608	94.6
95.01 - 100.00	$96,807,739	586	11.03	$165,201	7.794	359.62	632	99.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$119,760	1	0.01	$119,760	4.125	360.00	600	80.0
4.501 - 5.000	$1,408,720	4	0.16	$352,180	4.919	358.79	613	87.9
5.001 - 5.500	$10,675,391	47	1.22	$227,136	5.403	359.62	614	75.2
5.501 - 6.000	$55,319,187	246	6.30	$224,875	5.870	359.73	623	78.0
6.001 - 6.500	$116,846,137	525	13.31	$222,564	6.351	359.68	624	79.4
6.501 - 7.000	$191,787,989	923	21.84	$207,788	6.816	359.67	619	81.8
7.001 - 7.500	$143,057,339	787	16.29	$181,776	7.308	359.64	612	82.4
7.501 - 8.000	$148,950,419	840	16.96	$177,322	7.791	359.02	601	85.3
8.001 - 8.500	$75,002,733	483	8.54	$155,285	8.310	356.96	591	86.3
8.501 - 9.000	$67,625,767	451	7.70	$149,946	8.782	355.29	578	87.0
9.001 - 9.500	$27,849,746	203	3.17	$137,191	9.274	353.22	582	86.3
9.501 - 10.000	$24,291,244	200	2.77	$121,456	9.783	347.58	566	86.6
10.001 - 10.500	$7,209,033	66	0.82	$109,228	10.257	332.04	568	83.3

Group 2 & 3

ARM $878,049,241

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$4,254,580	41	0.48	$103,770	10.811	336.79	555	83.8
11.001 - 11.500	$1,909,924	18	0.22	$106,107	11.329	341.49	555	85.5
11.501 - 12.000	$938,812	10	0.11	$93,881	11.761	345.60	566	87.0
12.001 - 12.500	$476,639	6	0.05	$79,440	12.221	325.80	565	86.3
12.501 - 13.000	$91,033	3	0.01	$30,344	12.825	299.80	561	70.1
13.501 - 14.000	$234,787	2	0.03	$117,394	13.750	351.03	632	90.1
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$620,964,783	3,557	70.72	$174,575	7.430	357.71	603	82.8
PUD	$149,251,140	742	17.00	$201,147	7.444	359.31	609	84.1
CND	$68,533,100	361	7.81	$189,842	7.259	359.43	622	84.4
2 FAM	$27,448,023	126	3.13	$217,841	7.453	359.17	622	79.1
3 FAM	$4,856,200	19	0.55	$255,589	7.300	359.90	634	76.0
CNDP	$3,630,202	18	0.41	$201,678	8.057	357.50	619	85.4
MNF	$2,099,515	28	0.24	$74,983	9.171	303.71	602	76.1
4 FAM	$1,266,280	5	0.14	$253,256	8.186	346.88	621	68.6
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$466,234,680	2,413	53.10	$193,218	7.338	357.84	592	79.9
PUR	$379,815,673	2,237	43.26	$169,788	7.536	358.72	625	86.7
RNC	$31,998,889	206	3.64	$155,334	7.419	352.65	603	82.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$855,224,761	4,714	97.40	$181,422	7.417	358.02	606	83.0
INV	$13,756,441	94	1.57	$146,345	7.822	358.46	630	79.9
2H	$9,068,039	48	1.03	$188,917	7.753	358.70	618	81.0
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Group 2 & 3

ARM $878,049,241

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
181 - 300	$20,709,163	257	2.36	$80,580	9.394	290.73	585	76.0
301 - 360	$857,340,078	4,599	97.64	$186,419	7.379	359.66	607	83.1
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$596,935,096	3,446	67.98	$173,226	7.350	358.00	599	84.2
STATED INCOME	$281,114,145	1,410	32.02	$199,372	7.590	358.09	623	80.2
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$183,242	2	0.02	$91,621	8.728	359.35	813	81.7
781 - 800	$2,270,599	10	0.26	$227,060	7.456	353.46	786	89.3
761 - 780	$3,407,723	17	0.39	$200,454	6.702	359.55	771	78.5
741 - 760	$6,760,352	33	0.77	$204,859	7.033	357.30	749	84.9
721 - 740	$11,966,128	56	1.36	$213,681	6.995	358.64	728	87.7
701 - 720	$16,714,837	86	1.90	$194,359	6.880	358.90	710	85.0
681 - 700	$31,079,025	166	3.54	$187,223	7.077	357.99	690	85.1
661 - 680	$48,627,834	265	5.54	$183,501	7.098	359.10	670	84.1
641 - 660	$81,162,250	437	9.24	$185,726	7.126	358.04	650	83.8
621 - 640	$119,510,349	631	13.61	$189,398	7.154	358.03	630	84.9
601 - 620	$144,686,529	767	16.48	$188,640	7.258	358.62	611	84.1
581 - 600	$140,303,444	785	15.98	$178,731	7.357	358.85	591	83.5
561 - 580	$106,590,771	609	12.14	$175,026	7.663	358.08	571	82.7
541 - 560	$74,466,668	440	8.48	$169,242	7.967	357.42	551	80.8
521 - 540	$51,796,278	309	5.90	$167,625	8.118	357.00	531	78.4
501 - 520	$34,475,841	208	3.93	$165,749	8.295	356.82	511	73.9
<= 500	$4,047,372	35	0.46	$115,639	8.894	326.55	489	77.3
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$718,486,734	3,958	81.83	$181,528	7.360	358.64	613	84.0
A-	$53,621,424	297	6.11	$180,544	7.804	353.38	578	81.4

Group 2 & 3

ARM $878,049,241

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
B	$61,883,765	351	7.05	$176,307	7.716	356.22	572	77.8
C	$31,932,520	180	3.64	$177,403	7.678	356.13	577	74.7
C-	$9,808,926	55	1.12	$178,344	7.468	357.68	577	76.7
D	$2,315,873	15	0.26	$154,392	7.903	354.10	562	67.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$254,012,229	1,410	28.93	$180,151	7.829	358.51	604	83.3
3	$229,500	1	0.03	$229,500	8.300	359.00	691	90.0
6	$196,302	3	0.02	$65,434	9.166	292.22	622	73.1
12	$47,142,065	245	5.37	$192,417	7.255	359.82	607	81.6
13	$527,203	3	0.06	$175,734	7.376	347.98	607	84.7
24	$283,804,617	1,412	32.32	$200,995	7.139	358.60	608	83.2
30	$1,361,867	7	0.16	$194,552	7.738	359.00	611	87.3
36	$285,673,268	1,723	32.53	$165,800	7.366	357.56	607	82.7
60	$5,102,191	52	0.58	$98,119	8.187	315.45	596	77.7
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$36,796,997	330	4.19	$111,506	8.195	319.82	579	79.9
13 - 18	17	$2,717,351	14	0.31	$194,097	7.162	352.81	583	81.7
19 - 24	24	$261,053,713	1,253	29.73	$208,343	7.168	359.68	612	83.2
25 - 31	30	$2,005,486	13	0.23	$154,268	6.971	353.81	633	87.9
32 - 37	36	$574,946,178	3,243	65.48	$177,288	7.499	359.77	605	83.0
>= 38	59	$529,517	3	0.06	$176,506	6.478	359.00	631	64.5
		$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$5,741,698	32	0.65	$179,428	6.725	358.57	585	78.0
4.001 - 5.000	$18,399,555	110	2.10	$167,269	6.612	350.58	599	70.2
5.001 - 6.000	$147,174,153	808	16.76	$182,146	6.829	355.17	606	76.9
6.001 - 7.000	$293,667,150	1,497	33.45	$196,170	7.029	357.99	617	82.3

Group 2 & 3

ARM $878,049,241

Detailed Report

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.001 - 8.000	$273,487,598	1,540	31.15	$177,589	7.670	359.27	607	85.7
8.001 - 9.000	$108,310,638	660	12.34	$164,107	8.292	359.68	588	86.7
9.001 - 10.000	$27,536,109	182	3.14	$151,297	9.323	359.71	580	88.4
10.001 - 11.000	$3,206,750	23	0.37	$139,424	10.364	359.55	571	89.6
11.001 - 12.000	$525,591	4	0.06	$131,398	11.224	359.75	555	85.8
7.036	**$878,049,241**	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 8.000	$227,000	1	0.03	$227,000	7.700	360.00	525	72.3
10.501 - 11.000	$562,628	2	0.06	$281,314	5.368	356.49	677	85.1
11.001 - 11.500	$1,068,909	7	0.12	$152,701	5.790	346.73	600	74.6
11.501 - 12.000	$7,743,889	39	0.88	$198,561	5.883	359.28	628	79.7
12.001 - 12.500	$23,020,701	113	2.62	$203,723	5.945	359.29	629	77.7
12.501 - 13.000	$75,424,345	358	8.59	$210,683	6.207	359.19	621	79.2
13.001 - 13.500	$121,780,342	563	13.87	$216,306	6.514	359.44	621	79.6
13.501 - 14.000	$190,346,343	930	21.68	$204,673	6.944	359.41	617	82.0
14.001 - 14.500	$138,471,659	775	15.77	$178,673	7.403	359.20	609	82.7
14.501 - 15.000	$134,206,561	763	15.28	$175,893	7.860	358.90	598	85.6
15.001 - 15.500	$65,557,152	421	7.47	$155,718	8.362	357.57	590	86.6
15.501 - 16.000	$61,161,819	409	6.97	$149,540	8.849	355.28	578	87.4
16.001 - 16.500	$24,799,684	173	2.82	$143,351	9.330	354.28	583	86.0
16.501 - 17.000	$20,909,577	172	2.38	$121,567	9.830	345.09	568	87.0
17.001 - 17.500	$5,763,952	58	0.66	$99,378	10.260	332.97	568	85.1
17.501 - 18.000	$3,475,681	36	0.40	$96,547	10.806	340.48	543	82.9
18.001 - 18.500	$1,815,943	16	0.21	$113,496	11.336	343.69	552	86.2
18.501 - 19.000	$910,596	9	0.10	$101,177	11.757	347.14	568	86.9
19.001 - 19.500	$476,639	6	0.05	$79,440	12.221	325.80	565	86.3
> 19.500	$325,820	5	0.04	$65,164	13.492	336.72	612	84.5
14.279	**$878,049,241**	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$19,184,543	90	2.18	$213,162	6.701	358.60	581	83.7
1.500	$697,722,605	3,814	79.46	$182,937	7.447	358.03	607	83.2
1.850	$257,389	1	0.03	$257,389	7.000	359.00	535	80.0
2.000	$11,140,658	61	1.27	$182,634	7.519	358.26	608	82.8

Group 2 & 3

ARM $878,049,241

Detailed Report

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.900	$103,793	1	0.01	$103,793	7.425	358.00	599	90.0
3.000	$149,640,255	889	17.04	$168,324	7.417	357.93	607	81.9
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Subsequent Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$145,663,113	861	16.59	$169,179	7.425	357.30	602	82.4
1.500	$731,641,628	3,991	83.33	$183,323	7.426	358.18	607	83.1
2.000	$744,500	4	0.08	$186,125	8.022	358.93	674	84.1
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$227,000	1	0.03	$227,000	7.700	360.00	525	72.3
4.001 - 5.000	$1,808,188	6	0.21	$301,365	4.995	358.91	615	84.6
5.001 - 6.000	$67,602,359	306	7.70	$220,923	5.826	359.33	622	77.5
6.001 - 7.000	$308,857,044	1,458	35.18	$211,836	6.651	359.39	621	80.9
7.001 - 8.000	$293,705,868	1,638	33.45	$179,308	7.563	359.19	606	83.9
8.001 - 9.000	$140,928,139	923	16.05	$152,685	8.546	356.45	584	86.6
9.001 - 10.000	$50,687,947	383	5.77	$132,345	9.528	351.32	575	86.7
> 10.000	$14,232,697	141	1.62	$100,941	10.788	337.80	560	84.4
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$3,901,814	52	0.44	$75,035	9.027	288.33	590	74.1
08/05	$6,952,224	83	0.79	$83,762	9.265	287.41	590	75.0
09/05	$3,753,525	48	0.43	$78,198	9.664	292.16	579	77.5
10/05	$2,728,164	32	0.31	$85,255	9.361	305.73	568	79.8
11/05	$4,469,868	36	0.51	$124,163	8.996	317.42	589	80.7
12/05	$14,991,401	79	1.71	$189,765	6.664	353.26	570	84.1
10/06	$1,279,676	5	0.15	$255,935	7.516	352.00	579	80.4
11/06	$680,555	5	0.08	$136,111	6.974	353.00	571	81.6
12/06	$757,120	4	0.09	$189,280	6.733	354.00	602	83.9
01/07	$701,016	4	0.08	$175,254	8.292	355.00	561	82.5

Group 2 & 3

ARM $878,049,241

Detailed Report

Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/07	$283,737	1	0.03	$283,737	6.625	356.00	538	85.0
03/07	$2,134,979	14	0.24	$152,498	7.414	357.08	617	88.1
04/07	$11,647,307	60	1.33	$194,122	7.123	358.04	621	82.5
05/07	$51,528,454	272	5.87	$189,443	7.140	359.03	612	81.1
06/07	$193,034,071	891	21.98	$216,649	7.174	360.00	612	83.8
07/07	$1,724,150	11	0.20	$156,741	6.920	360.00	639	80.6
11/07	$779,022	4	0.09	$194,756	7.850	353.13	622	87.5
12/07	$927,383	6	0.11	$154,564	6.493	354.00	628	89.6
01/08	$299,080	3	0.03	$99,693	6.160	355.00	676	83.6
02/08	$634,196	4	0.07	$158,549	6.513	356.00	571	76.7
03/08	$2,592,331	17	0.30	$152,490	7.135	357.08	583	73.6
04/08	$14,813,677	91	1.69	$162,788	7.592	358.03	607	81.0
05/08	$97,773,211	560	11.14	$174,595	7.563	359.03	609	82.3
06/08	$452,086,769	2,532	51.49	$178,549	7.484	360.00	605	83.3
07/08	$7,045,994	39	0.80	$180,667	7.545	360.00	603	82.9
05/10	$529,517	3	0.06	$176,506	6.478	359.00	631	64.5
	$878,049,241	**4,856**	**100.00**	**$180,817**	**7.427**	**358.03**	**606**	**83.0**